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04012605

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Essilor Int'l

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4944

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 2/4/04



2002 Reference Document

AR/S
12-31-02



ESSILOR

Checklist of information provided in application of *Commission des Opérations de Bourse* regulation 98.01

I – Persons responsible for the reference document and the audit of the accounts

III – General information about the company and its capital

IV – Information about the company's business

V – Assets, financial position and results

VI – Directors, officers and auditors

VII – Recent developments and outlook

COB

This reference document has been filed with the *Commission des Opérations de Bourse* on April 23, 2003 in accordance with regulation 98-01. It may not be used in connection with a financial transaction unless it is accompanied by an information memorandum approved by the *Commission*.

Contents

Essilor is the sole source for all corporate information in this document.

Message from the Chairman/Chief Executive Officer and the Chief Operating Officer

After the successes of 2001, 2002 was a very good year for Essilor, which broke its records for sales, profits, and market share. But all these achievements fit into a very long-term pattern, and that is surely the most important point. Annual growth in net earnings per share – the key performance indicator – has been rising steadily, from 8.8% per year in the past fifteen years to 23.7% per year in the past ten.

Our results in 2002 were the fruit of both our long-term strategies and our daily initiatives. If 2002 was a record year for us, it's because we met all our challenges – and also because all the Essilor people, whatever their positions or responsibilities, have contributed effectively to the progress and prosperity of the entire enterprise. Everything went well and, most unusually, all the challenges we set for ourselves were met at the same time – as shown by the launches of new generations of Transitions® photochromic lenses and progressive lenses.

Beyond these successes, the improvement in our operating income, year after year, reflects our steady, far-reaching efforts. The profitability of our U.S. operations converged toward the consolidated average, driving up our overall performance. Europe did better than expected despite more aggressive competition. Thanks to Japan – where our partnership with Nikon is yielding results – and Australia, the Asia-Pacific region is contributing to present profits while offering substantial growth potential for the future. Latin America has performed satisfactorily amid adverse business conditions.

A single business, powered by comprehensive expertise and global reach

The successes of 2002 have, once again, validated Essilor's approach: a clear strategy, focused on continuity and the long term. Our core principle is to concentrate on a single business – ophthalmic lenses – and specifically on lenses with the highest technological components built in. That's why our abiding priority remains research. We spend more on research in absolute terms and as a percentage of revenues than our competitors, and our results in 2002 demonstrate the wisdom of this choice.

While we've chosen to engage in a single business, our strategy also consists in broadening our operations to the entire world. Essilor is the global leader, and we want to enhance this competitive advantage, most notably by improving our positions in geographic areas where we're not yet number one. We have the will and the financial resources to resume a more active acquisition policy that will augment our technical capabilities and, most importantly, our global reach.



Philippe Alfroid
Chief Operating Officer

"At Essilor, we put the customer at the heart of our business. We work hard to find out what our customers really want and to anticipate their needs."

Strong long-term growth potential in Asia

The joint venture set up in South Korea exemplifies this acquisition and partnership strategy in several ways. First, it will enable us to gain substantial market share in the last major country where we did not have a presence. At the same time, we are opening a second sales channel into China. Third, Essilor is harnessing the talents of a brilliant, hard-working team that will contribute to our growing internationalization, particularly in Asia.

We see Asia as an extremely promising growth region for two main reasons: it has a dense population overall in which the percentage of corrective lens users is still small, and in China and India there are nearly 150 million people with sufficient income to become customers for our high-tech lenses.

What use is our leadership position if it doesn't bring us even closer to our customers?

At Essilor, we put the customer at the heart of our business. We work hard to find out what our customers really want and to anticipate their needs. That's precisely the philosophy of our R&D team, whose Physiological Optics Department studies product ergonomics and user behavior. No other company in our industry has a comparable facility.
Because modern ophthalmic lenses have such advanced technological components built in, this customer-oriented approach would not be possible if it were not underpinned by a privileged partnership with eye care professionals. Opticians, optometrists, and ophthalmologists are essential intermediaries for explaining the specific features and advantages of our lenses to the public.

Corporate governance and sustainable development

Our culture is based on continuity, steady progress and cooperation, so we have naturally subscribed to the principles of corporate governance and sustainable development. We are committed to providing continuous, clear information to all our constituencies. Our Board of Directors, which is extensively involved in defining and implementing Essilor strategy, comprises a majority of independent members.
Essilor has always practiced sustainable growth, well before the term was coined. There's a simple reason for this: having set out to make high-quality products, we've long been applying certification procedures at our production facilities. Also, we learned years ago how to conserve inputs at our Asian plants, in areas where energy and water are scarce commodities. The entire company has benefited from these experiences.
We have appointed a Director with special responsibility in this field. His task will be to ensure that, in all the countries where Essilor operates, our corporate behavior is compatible with our values regarding respect for individuals and personal empowerment. The Director will formalize this approach as a vital, integral part of our business culture.

Culture and human capital

As every year, we would like to reassert that one of our greatest sources of pride is to see all Essilor people achieving progress both as individuals and as a group. We have a long-standing commitment to a dynamic human-resources policy based on individual skills, personal performance, and capability for teamwork, and this policy will continue to be implemented through exchanges between our teams around the world. We firmly believe that blending nationalities is one of the keys to Essilor's success, and that our people and our culture are ultimately our strongest assets for facing the future.



Xavier Fontanet
Chairman and
Chief Executive Officer

"The core principle of our strategy is to concentrate on a single business – ophthalmic lenses – and specifically on lenses with the highest technological components built-in."

Xavier Fontanet Philippe Alfroid



2002 overview

€ million	2002	2001	
Sales	**2,138.3**	2,070.4	+3.3%
Operating income	**340.6**	310.6	+9.7%
Pre-tax income after non-operating items	**277.7**	233.3	+19.0%
Net income	**182.4**	142.6	+27.9%
Earnings per share (in €)	**1.82**	1.43	+27.3%
Cash flow	**335.4**	286.4	+17.1%

Essilor's excellent 2002 results pay further testimony to the quality of the company's strategic vision. Thanks to its positioning in high technology lenses and its broad product offering, Essilor captured additional market share in all of its geographic regions, strengthening its global leadership in ophthalmic optical products.

ESSILOR'S POSITION IN THE OPTICAL MARKETS

As was the case in prior years, market growth was driven by demand for high value-added lenses, the segment that has been at the heart of Essilor's strategy for many years. The five product categories in the greatest demand – and also those that are the most heavily represented in Essilor's product portfolio – were:

- progressive lenses, marketed by Essilor under the well-known Varilux® brand
- Anti-reflective lenses, marketed by Essilor primarily under the Crizal® brand
- High index lenses, including Essilor's Stylis® brand
- Polycarbonate lenses, marketed by Essilor under the Airwear® brand
- Photochromic variable-tint lenses, marketed by Essilor under the Transitions® brand.

By combining these various techniques to create premium products, Essilor has steadily shifted its product mix towards increasingly high value-added lenses. In addition to offering improved close-up and distance vision, these lenses are light, scratch-proof and unbreakable, glare-proof, anti-reflective and easy to clean. They are also slimmer, allowing eyeglass wearers a wider choice in terms of frames. These qualities explain their success among eyeglass wearers the world over, boosting Essilor's lens sales from 162 million units in 2001 to 170 million in 2002.

CONSOLIDATED SALES

Consolidated sales rose 7% on a comparable basis to €2,138.3 million, significantly outpacing growth in the global ophthalmic products market.

Based on published figures, the increase was 3.3%, after taking into account the 4.6 point negative currency effect due to the weak dollar, yen and Brazilian real. Changes in structure – mainly corresponding to the consolidation of Dollond & Aitchison laboratories in the United Kingdom – had a 0.9 point positive effect.

Key factors driving sales growth and enhancing the product mix were the launch of new products and the development of high index, polycarbonate, anti-reflective and progressive lenses.

NEW PRODUCTS

New product launches concerned ophthalmic lenses which currently account for 95% of sales.

€ million	2002	2001	2000
Corrective lenses and lens-related products	**2,020.3**	1,961.1	1,828.3
Other products*	**118.0**	109.3	150.1
	2,138.3	2,070.4	1,978.4

* 2000: other products = instruments and contact lenses
* 2001 and 2002: other products = mainly lens-preparation instruments

- In early 2002, Essilor launched its latest range of Transitions® photochromic lenses, Transitions® Next Generation. These fourth-generation variable-tint lenses provide further improvement in light transmission in the clear and dark states of the lens, contributing to the sharp rise in the company's photochromic lens sales in 2002.

- 2002 also saw the launch of Crizal® Alizé™, a new anti-reflective lens with a highly effective anti-smudge coating.

- Two other lenses unveiled in 2001 made a very significant contribution to overall sales growth in 2002. The first was the Evolis® range of progressive lenses (sold in North America under the Ovation® brand) marketed by BBGR, Essilor's second largest network. Demand for these lenses is growing rapidly, especially among clients of optical chains. The second was the 1.67 ultra-high index lens (Stylis® or Thin & Lite®). This material is now offered by the company for all types of lenses (unifocal or single vision and bifocal) and in all geographic regions, helping Essilor to capture market share in the high index lens segment.

SALES PERFORMANCE IN THE COMPANY'S MAIN GEOGRAPHIC MARKETS

Comparable sales increased in all of the company's geographic markets.

Sales by geographic area


6.5%
Asia-Pacific
2.6%
Latin America and other
45.5%
Europe
45.4%
North America

In Europe, sales climbed 7.5%.

In a difficult optical lens market, Essilor reaped the benefits of its successful product launches and its strategy of maintaining parallel sales networks. In France, for example, the company significantly expanded its positions thanks to the momentum provided by the Essilor, BBGR and Nikon networks, as well as the launch of new progressive lenses (Evolis®) and high index lenses (Stylis®). A drive was also made to boost sales of anti-reflective lenses which account for only 32% of total sales in France.

Similarly, in the United Kingdom sales growth was boosted by a highly favorable shift in the product mix and by the contribution of the BBGR network, which acquired the Dollond & Aitchison (D&A) laboratories in 2001. The progress made in improving product and service quality ensured that D&A met the performance targets set at the time of its acquisition.

Elsewhere in Europe, sales grew at a satisfactory rate in Italy and Austria. Operations in Eastern Europe (including consolidated and non-consolidated subsidiaries) continued to perform well, keeping up the pattern of around 20% annual sales growth established in recent years. Essilor has laid the foundations for sustained profitable growth in this region. In the highly competitive German, Spanish, Portuguese and Dutch markets, Essilor held onto or made modest gains in market share.

At the laboratories, the company maintained its drive to improve productivity. The laboratory network is regularly converted in order to focus production of new products and materials in countries with the most competitive labor costs, while continuing to offer eye care professionals the highest standard of service. As part of this policy, a laboratory was opened in Poland to meet the needs of the local market and also to serve other European countries. At the same time, small laboratories were closed in other countries, including Belgium and Turkey, and laboratories increasingly serve international markets, leveraging improvements in transport and logistics systems. In Portugal, for example, a growing proportion of output is shipped to other European countries.

In North America, Essilor sales expanded 5.6%.

In both the United States and Canada, market growth was mainly revenue rather than volume-driven. Essilor further increased its market share, thanks to higher polycarbonate lens sales and the success of Transitions® Next Generation, Ovation® and Crizal®. Demand for anti-reflective treatments grew considerably in the United States, which had so far lagged behind most European countries and Japan, and Essilor's Crizal® lens is viewed as the benchmark product in the anti-reflective market. During the year, partnerships were established with laboratories that are independent distributors of Varilux® lenses, mainly in the form of license agreements for the Crizal® technology.

Reorganization of production operations and the laboratories continued throughout the year, and support services – marketing, finance and IT operations – were brought under one roof in Dallas, Texas, with the resulting productivity gains exceeding targets set when the program was launched. The switch to a unified information system used by all the laboratories was completed in record time. It will probably take about six months to eliminate bugs in the system, and a slight deterioration in service quality during the first half of 2003 cannot be ruled out. Once it is fully up and running, however, the new system will generate considerable savings in product coding, order management and tracking and other administrative costs, as well as allowing production to be spread more evenly among laboratories throughout the country.

VisionWeb, the Internet platform set up by Essilor in the United States to serve all players in the optical industry, came on stream in March 2002. The number of VisionWeb shareholders increased during the year, with frame manufacturer Marchon joining Essilor, Johnson & Johnson Vision Care Inc., AMO (a subsidiary of Allergan) and Jobson Publishing. As a result, Essilor's stake in VisionWeb now stands at just under 50%, and negotiations are at an advanced stage with the American Optometric Association (AOA), which is also interested in becoming a VisionWeb shareholder. Since the site was launched, a growing number of independent optometrists and optical chains have logged on to order lenses from Essilor laboratories. The aim is now to extend the on-line service offer to include insurance management, client portfolio management and other services, meeting all the needs of optometrists on a single site.

In the Asia-Pacific region, Essilor continued to gain ground, recording a 10.5% increase in sales.

Nikon Essilor: In Japan, which accounts for around one-third of sales in the Asia-Pacific region, the market contracted in terms of both value and volumes. A key feature of the Japanese market is the development of discount optical outlets, which have captured more than 10% of the market in the space of two years and led to a shift in product mix towards the low-end. Nikon Essilor nevertheless succeeded in growing its market share, remaining a preferred partner of independent eye care professionals and reaping the benefits of its marketing strategy targeting optical chains.

Sales in the other countries of the region rose by some 20%. In the expanding Chinese market, Essilor benefited from the growing demand for organic lenses, and the company's sales rose at a satisfactory rate thanks to its solid market share at the high-end of the organic lens market. In the Asean countries (Singapore, Malaysia, the Philippines and Indonesia), sales growth was in line with forecasts and Essilor's value-added products performed well.

In India, the organic lens market – where Essilor holds the top-ranking position – is still small, but is expanding rapidly. The company's sales rose in terms of both volume and value, helped by strong demand for anti-reflective lenses. Essilor has two laboratories in India, in Bangalore and Delhi, plus a network of franchised laboratories dedicated exclusively to Essilor products.

In Australia and New Zealand, Essilor captured additional market share and increased its sales of high value-added lenses. Growth was powered by the introduction of new surface treatments for polycarbonate lenses coupled with the launch of Transitions Next Generation® and Nikon® brand products.

In Latin America, Essilor sales rose 12% despite the very difficult economic conditions in several countries of the region.

In Brazil, in a market up 3% in volume and 10% to 12% in value (in local currency), Essilor significantly outperformed the market. Although the reduced purchasing power of the Brazilian population led to a shift in demand towards lower-end products, new high value-added products nevertheless met with good consumer acceptance. Sales of the Crizal® lens launched in 2002 and of high index lenses exceeded their initial targets.

In recession-hit Argentina, Essilor succeeded in staying in profit at the operating level. In Mexico, the Vision Center laboratory acquired in 2000 was renamed Essilor Mexico and began importing and distributing all Essilor products. Essilor Mexico has been set up to leverage the untapped potential offered by the local market, which is currently much smaller than that of neighboring countries and is characterized by very limited penetration for progressive lenses and surface treatments.

INSTRUMENTS

Essilor's Instruments division, specialized in lens edging and vision screening instruments, increased its sales by 14% in 2002. During the year, the edging instruments business established partnerships with several major US and European optical chains.

EXTERNAL GROWTH OPERATIONS

External growth operations in 2002 were as follows:

- Essilor Korea Ltd., a 50/50 joint venture between Essilor and South Korea's Samyung Trading Co. Ltd., was set up to take over all the ophthalmic businesses of Samyung Trading's Topex and Chemiglas subsidiaries. Chemiglas, South Korea's second-largest optical ophthalmic company, manufactures and distributes lenses for the local market and also for export. Topex is a lens manufacturer and prescription lens laboratory, which distributes Essilor's Varilux® and Crizal® lenses to local opticians. Essilor Korea Ltd. began operations in January 2003 and is expected to have first-year sales of some US$35 million. Essilor's entry in the South Korean market and its partnership with Samyung Trading represent a strategic milestone for at least two reasons:

- South Korea is the second-largest market in Asia in terms of value, behind Japan. Local demand for medium and high index lenses and anti-reflective lenses is strong and sales of progressive lenses are expanding rapidly, due to their currently low share of the presbyopia market.
- Chemiglas has solid positions in neighboring markets, including China where Essilor now has the opportunity to establish a second distribution channel served by a local plant that is scheduled to come on stream in early 2003.

- In the United States, Essilor acquired Stereo Optical, based in Chicago, Illinois. Stereo Optical designs, manufactures and distributes vision screening instruments for eye care professionals, company doctors and public health centers and has annual sales of some US$4 million. It has been integrated in Essilor Instruments, ranked number 1 in Europe, making Essilor the market leader in the vision screening instruments markets on both sides of the Atlantic.

- Also in the United States, Essilor acquired three prescription lens laboratories from the CSC Group, which has been distributing Varilux® and Crizal® lenses for many years. These three laboratories, located in Arizona (Phoenix and Tucson) and Colorado (Denver) generate annual sales of some US$7 million.

- In Canada, Essilor acquired Aries Optical Ltd., a prescription lens laboratory with a solid market share in its local New Brunswick market and annual sales of around CA$2 million.

- Lastly, in France, Essilor announced the acquisition of a 51% stake in Jacques Denis, a company specialized in mounting lenses into frames.

PRODUCTION

In 2002, Essilor continued to shift production capacity towards the lenses in the greatest demand and to increase plant specialization.

Ultra-high index lenses (1.67) are manufactured in Japan and, since 2001, in the Philippines where production was ramped up in 2002, accompanied by productivity gains and process improvements. In 2003, the plant in Thailand will also start ultra-high index lens production.

Finished polycarbonate lens production began in Thailand in 2001 and output from the plant increased in 2002, adding to the volumes produced in the United States. Plans are also underway to launch series production of 1.5 index anti-reflective lenses at the Manaus plant in Brazil.

As part of Essilor's ongoing productivity drive, in 2002 several activities began to be transferred from the Florida plant to Mexico, a process which is set to continue in 2003. At the same time, certain manufacturing operations in Mexico were transferred to Asia and employee numbers in Mexico were adjusted accordingly.

In France, an early-retirement plan has been launched at the Battants plant, involving the departure of around one-hundred people over the next three to four years. A certain number of these employees will be replaced by young recruits.

LOGISTICS

Logistics operations are being organized around large warehousing centers, such as the ones at Oudry in France, and Columbus, Ohio in the United States. The Columbus center opened in 2001 and came fully on stream in 2002. The plants in the United States and Europe now hold only limited inventories, while plants in Asia ship substantially all of their production to warehousing centers or directly to the distribution subsidiaries.

RESEARCH AND DEVELOPMENT

Essilor maintains a strong commitment to research and development in its drive for innovation. In 2002, R&D budgets represented nearly 5% of sales. Out of the total, around 3% was spent on research and development operations and the balance on engineering and technical support.

2002 was a particularly fruitful year, with the development of 22 new products. These developments bode well for future sales, given that around one-third of consolidated sales is generated by products that have been on the market for less than three years. The company's R&D centers in Saint Maur, in France, and Florida, in the United States, and the Nikon Essilor center in Japan together employ some 450 people, while various plants and laboratories also have their own R&D teams. In addition, Essilor shares the technologies of its partners – US-based PPG for Transitions® photochromic lenses and Japan's Nikon for materials and coatings.

In 2002, Essilor began building partnerships with outside research organizations and universities to conduct research into new technologies. Rather than setting up proprietary teams for this work, Essilor is drawing on the expertise of other companies under exclusive agreements.

INVESTMENTS

€ million	**2002**	2001	2000
Capital expenditure, net	**140**	120.1	158.2
Depreciation and amortization (excluding amortization of goodwill)	**127.4**	118.3	112.0
Financial investments	**37.2**	56.8	335.2*
Cash flow	**335.4**	286.4	273.4

* Including €205 million for the buyback of 7% of the company's shares

Capital expenditure

As in prior years, capital expenditure was spread more or less evenly between the company's plants and prescription laboratories.

Plant capital expenditure programs mainly concerned capacity extensions in Asia, primarily for finished and semi-finished ultra-high index (1.67) lenses and finished anti-reflective lenses. Laboratory capital expenditure programs were essentially devoted to increasing anti-reflective lens capacity and equipping the new laboratory in Poland.

Capital expenditure on IT systems was on a par with previous years. In 2002, the focus was on laboratory management systems and financial reporting systems.

Financial investments

Financial investments remained at a moderate level. They concerned the acquisitions described in the section "External growth operations" and share buybacks.

FINANCIAL INFORMATION

Operating margin up 0.9 points to a record high

Operating income climbed 9.7% to €340.6 million, raising operating margin to a record high of 15.9% of sales. This further increase in margin – which exceeded the company's target – was attributable to:

- The continued shift in product mix towards higher value-added products, powered by innovation in the areas of materials, design and surface treatments
- Further productivity gains throughout the organization, coupled with improved profitability in the United States and other geographic regions.

Net non-operating expenses slightly down on 2001

Net non-operating expenses amounted to €26.2 million. The total includes:

- The cost of programs to bring down structural expenses and reorganization programs designed to improve productivity at the plants and laboratories in the United States and Europe (€25.7 million)
- Ongoing costs to develop VisionWeb (€6.1 million)
- A book profit of €8.2 million generated by the May 2002 increase in the capital of Bacou Dalloz, in which Essilor holds a minority interest.

Pre-tax income after non-operating items up 19%, and net income up by a strong 27.9%

Pre-tax income after non-operating items climbed 19%. This sharp rise was attributable to the 24% drop in net interest expense to €36.7 million from €48.3 million in 2001, reflecting the combined benefits of lower interest rates and the company's lower average net debt.

Net income surged 27.9% to €182.4 million. Earnings per share came to €1.82, an increase of 27.3% on the back of the 11% rise reported in 2000 and 2001.

A further reduction in debt

€ million


Capital expenditure
144
Cash flow
325
46
Dividends
Financial investments
37
Change in working capital
Employee share issue
Proceeds from disposals of property, plant and equipment and investments
Decrease in net debt
158
15
40
5
Sources
Uses

Sustained business growth and improved profitability lifted operating cash flow to a record high of €325 million. At the same time, the weakening of the main foreign currencies against the euro helped to reduce working capital. With financial investments kept at a moderate level, the company was able to reduce its net debt by €158 million to €163 million. At December 31, 2002, the net debt-to-equity ratio stood at 13% versus 27% one year earlier.

The weaker dollar, Brazilian real and yen and other currency fluctuations had the effect of reducing consolidated shareholders' equity. Working capital was kept under control, and the sharp reduction in debt further strengthened the company's financial position.

Social and environmental policy

(Disclosures made in application of the "NRE" Act in France)

The following information mainly concerns Essilor International, the parent company.

EMPLOYEE INFORMATION

Number of employees of the parent company: 3,156 permanent employees + 131 employees under fixed term contracts = 3,287 (Total France) + 211 (Essilor Industries) = 3,498.
Out of the 131 employees under fixed term contracts, 110 (84%) are young employees working under day-release and work-experience schemes with qualifications ranging from vocational diplomas to post-graduate degrees.
Number of employees recruited during the year: 134 permanent employees + 71 employees under fixed term contracts = 205 Total.
Number of employees terminated: no lay-off plans involving more than 9 employees were implemented in France in 2002. Fourteen employees were terminated following the elimination of their jobs or their refusal to move to a new place of work or accept a change in their working hours. Nineteen employees were terminated for disciplinary reasons, poor performance or medical inaptitude.
Overtime: employees in France worked a total of 3,812.55 hours overtime in 2002.
Temporary and subcontracted staff: in France, 288 temporary staff worked for the company in 2002, 70% to replace permanent employees on leave of absence and 30% to cope with sudden increases in the order flow. These latter employees enabled Essilor to maintain its customer service levels or to smoothly effect planned transfers of manufacturing operations. A total of 31 persons initially working as temporary staff were taken on under permanent contracts. In 2002, Essilor set up a "Temporary Staff Charter" in France.
An additional 257 subcontracted personnel worked at Essilor in France, including 89 facilities maintenance staff, 88 IT technicians, 37 guards, 22 company restaurant staff, 3 security staff and 18 persons performing other functions (article 10a).

Information about lay-off plans and measures to protect jobs, transfer employees to other positions, take back staff previously laid off and support employees who are being terminated: no lay-off plans involving more than 9 employees were implemented in France in 2002. Consequently, it was not necessary to implement any job-protection measures (article 10b).

Organization of working hours: the "35-hour week" agreement of March 30, 2000, which came into effect on September 1, 2000, defines the organization of working hours at Essilor.
Working hours: the 1,318 hourly-paid employees and the 903 shift-workers work a 36-hour week – corresponding to 36 hours' presence – and are entitled to 6 "RTT" time-off days per year. Their average annual working week is 35 hours. The 236 employees paid at a flat hourly rate work a 38.5-hour week – corresponding to 38.5 hours' presence – and are entitled to 6 "RTT" days per year. Their average annual working week is 37.5 hours. The 580 employees paid at a flat daily rate work a total of 216 days per year and the number of "RTT" days ranges from 8 to 11 depending on the category. The 127 members of management and sales representatives do not work a fixed number of days per year. They are entitled to 10 "RTT" days. A total of 123 employees work part time.
Absenteeism: in 2002, the absenteeism rate was 5.9%. The causes, in declining order of importance, were sick-leave of less than 6 months (76.2%); maternity leave (12.2%), authorized leaves of absence (4.5%), workplace accidents (3.9%), personal leaves of absence (2.2%), accidents on the way to or from work (1.0%) and non-work-related obligations (10 days, representing a rate close to 0%) (article 20).

Compensation: the total payroll in 2002 amounted to €116,275,758.
Average compensation increases – all employee categories combined – stood at 3.94% in 2002. Essilor complies with the provisions of *Titre IV, Livre IV* of the Labor Code and offers equal opportunities to men and women. Each year, a report on equal opportunities for men and women is prepared by each facility and submitted to the facility's employee representatives (*comité d'établissement*) at the same time as the social report (*bilan social*). Effective from 2003, in accordance with the new legislation, a report on equal opportunities for men and women at Essilor France will be drawn up and presented to employee representatives (article 30).

The following five trade unions are represented at Essilor: C.F.D.T., C.F.E.-C.G.C., C.F.T.C., C.G.T. and C.G.T.-F.O.
Six corporate agreements were signed in 2002: agreement on the increase in contribution rates to the ARRCO supplementary pension scheme for non-executive employees, based on the "B tranche" of salaries, agreement on employee and trade union representation within the company, agreement/charter on the prevention of all forms of illegal discrimination within the company, agreement on the procedures to be implemented to prevent all forms of illegal discrimination, 2003 pay round agreement, succession planning/early-retirement plan agreement (article 40).

Hygiene and safety: Essilor has a longstanding commitment to hygiene and safety at its sites and publishes a detailed report on this subject (included in the social report), including analyses of workplace accident and work-related illness rates, based on a range of criteria.
Workplace accidents: there were 48 lost-time accidents in 2002 at Essilor France and 32 accidents without any lost time. Temporary staff were victims of 10 lost-time accidents and 24 accidents without any lost time.
Work-related illnesses: in France, 6 cases of work-related illnesses were reported in 2002. These consisted of "Table 57" illnesses, corresponding to strain caused by repetitive gestures or working postures (article 50).

Training: the 2002 training budget represented 4.4% of the total payroll. 57% of Essilor employees participated in at least one training session. Over 3,500 training sessions were organized, representing around 56,000 hours' training. The main training topics, in declining order of importance, were Environmental Protection/Quality/Safety (10% of training hours, 22% of trainees), language training (15% of training hours, 14% of trainees), Communication and Management (15% of training hours, 14% of trainees), Technology and Manufacturing Techniques (17% of training hours, 14% of trainees), Management, Administration, Sales and Marketing (13% of training hours, 13% of trainees), Information Technology (15% of training hours, 12% of trainees) (article 60).

Workforce insertion: in line with its long-standing policy, Essilor employs 130 disabled people in France, including 95 administrative or production workers, 29 foremen or supervisors and 6 managers (2002 figures) (article 70).

Social benefits: in France in 2002, Essilor paid €4,169,436 to employee benefit plans (health insurance, death/disability insurance) and €2,426,733 to supplementary pension plans. The company's contribution to employees' daily traveling costs amounted to €1,693,982, and €831,125 were paid out for luncheon vouchers. The total budget awarded to the various Work Councils to finance employee leisure activities was €1,129,319 and a further €198,757 were paid to cover the Work Councils' administrative costs. Match-funding payments to the Vacation Vouchers plan covering 593 employees amounted to €363,190. The 0.45% government housing levy came to €435,764. The cost of employee medical check-ups was €247,109. Essilor also supplies optical equipment to employees, according to specific rules, and pays the cost of long-service awards and optical industry long-service awards, adding a further bonus determined according to a set scale. Lastly, the company pays days off granted to fathers or mothers to take care of a sick child, according to specific rules (article 80).

Sub-contracting: payments to sub-contractors represent around 10% of purchases. This amount includes payments to consultants and other outside service providers (article 90).

ENVIRONMENTAL PROTECTION

Although Essilor's activities have only a limited effect on the environment, the company has long taken voluntary action to accurately measure the impact – however small – of its operations, based on ISO 14000.

Consumption in 2002:
Water: 287,986 cubic meters.
Raw materials: the main raw materials used by Essilor are CR 39 monomers, including 500 metric tons per year for standard-index ophthalmic lenses and 120 metric tons per year for other-index lenses. The company uses 500 metric tons of polycarbonate pellets per year for light, recyclable ophthalmic lenses with high mechanical resistance.
Energy: 65 GWh. Electricity 53.5 GWh, Gas 11.4 GWh, Fuel oil 80 MWh. Gas is used mainly for heating, as a replacement for fuel oil (article 10).

As part of its ISO 14001 program, Essilor implements measures to avoid upsetting the biological balance, the natural environment, and protected animal and plant species, in cases where environmental analyses reveal the existence of a risk, however small.
Selective disposal of waste: 80% of Essilor's facilities in France have selective waste disposal systems, in addition to compulsory systems to separate ordinary industrial waste from potentially harmful waste.
Waste water treatment: all the plants in France treat waste water before it is released into the environment. Treatment processes range from simple neutralization, decantation, de-oiling, or a combination of these processes, to complete purification stations.
Toxic matter retention: all chemicals are stored in a manner to prevent polluting products from leaking into the soil or the aquatic environment in case of an accident.
Noise: a complaint was received from a person living close to the Dijon plant in 2002. The complaint had already been recorded and action has been taken to ensure that the plant was in full compliance with the applicable regulations, in terms of both the detailed measurement of noise levels and the installation of the necessary sound insulation.
Odors: no complaints concerning odors were received in France in 2002 (article 20).

Certifications: two sites in France – in Dijon and Sézanne – were ISO 14001-certified in 2002 (article 30).

In connection with the ISO 14001 programs, environmental policies were implemented at each site with the primary objective of taking the necessary measures to place operations in full compliance with the applicable laws and regulations, where this was not already the case or was only partially the case. Essilor facilities in France governed by the regulations dealing with classified sites are required to comply with the related government orders (article 40).

Environmental expenditures: expenditures made in 2002 to prevent any damage to the environment at all the French facilities totaled around € 600,000 (article 50).

Hygiene and safety: Essilor has a central hygiene, safety and environment department and a network of local correspondents throughout the world (one correspondent per site). The department offers telephone and fax assistance, and its intranet site provides full information on these issues. Facilities are visited at least once a year. The objectives of the environmental policies set up at each site in connection with Essilor's ISO 14001 program include communicating actively with employees and educating them in environmental issues. Lastly, despite the very low risk, each site has set up a structure to deal with pollution incidents that could have consequences – however small – on the environment beyond the site perimeter (article 60).

Essilor was not required to record any provisions for environmental risks in 2002 (article 70), has not been required to pay any court-ordered indemnities for environmental damage and is not required to conduct any rehabilitation work (article 80).

Objectives set for foreign subsidiaries: the main objective for foreign subsidiaries is to comply fully with the applicable regulations. All production facilities worldwide have obtained or plan to obtain ISO 14001 certification and all are conducting ISO 14001 programs. Four facilities – two in Ireland, one in Brazil and one in Japan – have already been certified. This overall objective includes the implementation of action plans to produce information on the above-mentioned articles 10 to 60. Each of the ISO 14001-certified sites sets its objectives and targets based on environmental analyses determining the main risks and potential material impacts (article 90).

Shareholder information and information about the capital

CHANGES IN CAPITAL IN 2002

Changes in the company's capital during 2002 were as follows:

- A total of 1,233,160 new common shares were issued on exercise of stock options, leading to a €431,606 increase in capital.

- In addition, 374,562 shares were issued to the Essilor 5 and 7-year Corporate Mutual Funds, leading to a €131,097 increase in capital. The issue price of the shares was set at 80% of the average of the opening prices quoted for Essilor common stock over the twenty trading days preceding the Board Meeting at which the option grants were decided.

OWNERSHIP STRUCTURE AT DECEMBER 31, 2002

At December 31, 2002, the company's capital stock amounted to €35,939,264.55, divided into 102,683,613 common shares with a par value of €0.35.

	Shares	%	Voting rights	%
Employee shareholders (in France and outside France)				
• Valoptec International Corporate Mutual Fund	5,238,865	5.1	10,477,730	9.5
• Essilor 5 and 7-year Corporate Mutual Funds	2,512,536	2.5	4,272,216	3.9
• Essilor Shareholding Plan (USA)	306,447	0.3	306,447	0.3
Subtotal	**8,057,848**	**7.9**	**15,056,393**	**13.7**
Public	93,175,120	90.7	94,858,124	86.3
Treasury stock	1,450,645	1.4	--	--
Total	**102,683,613**	**100**	**109,914,517**	**100**

To the best of the Board's knowledge, no shareholder other than the Valoptec International Corporate Mutual Fund holds over 5% of the voting rights.

Stock subscription options at December 31, 2002

		Including in 2002
Options granted	4,774,940	812,580
Options canceled	152,577	12,187
Options exercised	2,070,351	1,233,160
Options outstanding*	2,552,012	

* Representing 2.49% of the company's capital stock at December 31, 2002.

Stock purchase options at December 31, 2002

		Including in 2002
Options granted	670 250	
Options canceled	5,250	5,250
Options exercised	2,497	2,497
Options outstanding*	662,503	

* Representing 0.65% of the company's capital stock at December 31, 2002

The option exercise price is based on the average of the opening prices quoted for the company's shares over the twenty trading days preceding the date on which the option grants are decided by the Board. No options are granted at a discount to this average market price.

Treasury stock

At December 31, 2001, the company held 1,000,000 Essilor shares. During 2002, 453,142 shares were purchased at an average price of €39.29 and 2,497 shares were sold on exercise of stock purchase options, at a price of €31.24. At December 31, 2002, 1,450,645 shares were held in treasury stock, representing 1.4% of capital stock.

Company accounts and appropriation of 2002 income

The parent company's summarized income statement for 2002 is presented below:

€ million	2002	
Sales	**638**	+11%
Operating income	**55**	+31%
Operating margin	**8.6%**	-
Income before non-operating items and tax	**168**	+75%
Net income	**149**	+73%

Parent company sales rose 11%, helped by strong lens sales in the French market and to European subsidiaries, coupled with a sharp rise in instrument exports, especially to the United States.

The robust growth in operating income was attributable to higher sales and increased revenues from subsidiaries, including royalties for the use of production processes owned by Essilor International and fees for the use of computer applications developed by Essilor International for the entire group.

Net interest income was also significantly higher, reflecting a further decline in interest expense coupled with an increase in dividends received from subsidiaries, including the first dividend paid by Essilor of America.

Net income soared 73%, after deducting non-operating expenses related mainly to the discontinuation of the "customer IT products" business in France and the implementation of an early-retirement plan.

The Board of Directors will recommend an increase in the net dividend from €0.41 to €0.50 per common share. Including the *avoir fiscal* tax credit, the total revenue will amount to €0.75 per share.

The recommended dividend represents a payout rate of nearly 28% of consolidated net income, which is in line with the average among quoted companies. The 22% increase in the net dividend per share reflects the company's very satisfactory consolidated results in 2002.

The dividend will be paid as from May 20, 2003, in cash only.

2002 income appropriation

In €			
Net income for the year		149,246,537.16	
Retained earnings brought forward from prior year		5,816,527.11	
Appropriation to the legal reserve		56,270.27	
Transfer from the long-term capital gains reserve		25,997,206.04	
Income available for distribution			**181,004,000.04**
Transfer to the long-term capital gains reserve		**24,562,247.00**	
First dividend	2,156,355.87		
Additional dividend	48,460,128.13		
Total dividend	**50,616,484.00**	**50,616,484.00**	
Dividend equalization tax		8,220,342.94	
Transfer to other reserves		92,000,000.00	
Unappropriated retained earnings		5,604,926.10	
			181,004,000.04

Dividends paid in the last five years are as follows:

In €	2001	2000	1999	1998	1997
Common shares					
Net dividend	0.41*	3.90	3.40	3.20	2.59
Tax paid in advance	0.20*	1.95	1.70	1.60	1.30
Total revenue	0.61*	5.85	5.10	4.80	3.89
Preferred non-voting shares					
Net dividend	--	4.02	3.52	3.32	2.71
Tax paid in advance	--	2.01	1.76	1.66	1.36
Total revenue	--	6.03	5.28	4.98	4.07

* After 10-for-1 stock-split carried out in 2001

Financial authorizations

RENEWAL OF THE AUTHORIZATION TO BUY BACK THE COMPANY'S SHARES

In May 2002, the Annual Shareholders' Meeting authorized the Board of Directors to buy back Essilor International shares representing up to 10% of the company's capital stock on the date of the purchase, as allowed under articles L.225-209 *et seq.* of the Commercial Code. The authorization was given for a period of 18 months expiring on November 13, 2003. At this year's Annual Shareholders' Meeting, to be held on May 16, 2003, the Board of Directors will be seeking renewal of this authorization on the following terms:

- The authorization may be used for any purpose, including to buy and sell Essilor International shares based on the market situation, as well as to buy shares for delivery in payment or exchange for other assets, in connection with an external growth operation or otherwise, or for allocation on exercise of employee or management stock options, or in connection with asset and liability or financial management policies.
- The shares may not be bought back at a price in excess of €60 and may not be resold at a price of less than €30, as adjusted if necessary to take into account the effects of any corporate actions.
- Share purchases must comply with the rules laid down in Commission des Opérations de Bourse regulation 90-04, concerning the conditions and timing of transactions in a company's own shares.
- The shares may be purchased, sold or transferred and paid for by any appropriate method, on the organized market or over-the-counter (including through straight purchases, or the use of financial instruments or derivatives or the implementation of options strategies). The entire share buyback program may be implemented through a block purchase.

The authorization is being sought for a period of eighteen months.

FINANCIAL AUTHORIZATIONS REQUIRING APPROVAL AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors is seeking an authorization to reduce the company's capital by canceling treasury stock. At December 31, 2001, a total of 1,000,000 shares were held in treasury stock.
The Board of Directors was authorized to implement a share buyback program by the Annual Shareholders' Meeting of May 13, 2002, in accordance with article L.225-209 *et seq.* of the Commercial Code. A total of 1,450,645 shares were held in treasury stock at December 31, 2002 and 1,647,312 at March 12, 2003. The company may use the May 13, 2002 authorization to make additional share buybacks.
The Board of Directors is asking shareholders to authorize it to cancel some of the shares held in treasury stock, now or in the future, within the limit of 10% of the company's capital stock. Any such capital reductions would reduce the dilutive impact of employee stock option plans.
The Board of Directors is also seeking renewal of the following shareholder authorizations:

- Authorization to issue shares and share equivalents, with pre-emptive subscription rights (maximum amount: €600 million, period: 26 months)
- Authorization to issue shares and share equivalents, without pre-emptive subscription rights but with a priority subscription period (maximum amount: €600 million, period: 26 months)
- Authorization to issue convertible bonds without pre-emptive subscription rights and without a priority subscription period (maximum amount: €600 million, period: 26 months)
- Authorization to issue bonus shares to be paid up by capitalizing income, additional paid-in capital, reserves or other amounts (maximum amount: €80 million, period: 26 months)
- Authorization to use the above authorizations while a takeover bid for the company is in progress (period: up to the close of the Annual Shareholders' Meeting called to approve the 2003 financial statements)
- Authorization to grant stock options to subscribe for shares representing up to 3% of the company's capital stock (period: 3 years).

Shareholders' meetings

The Annual and Extraordinary Shareholders' Meeting will be held on:

Friday, May 16, 2003 at 10:30 a.m.
at Palais de la Bourse
Place de la Bourse – 75002 Paris

2003 outlook

Any forecasts made in the current period of political, economic and monetary uncertainty must necessarily be couched in caution. However, Essilor is confident in the strength of its business model which provides for 5 to 6% growth in like-for-like sales over the medium-term.

Once again in 2003, Essilor will benefit from new product launches. The event of the year will be the introduction in the European and Japanese markets of Varilux® Ipseo, the first progressive lens taking into account individual physiological differences linked to eye-brain signals. This major breakthrough has been achieved thanks to recent progress in measuring, calculation and production techniques, which allow progressive lenses to be tailored to the physiological needs of each individual.

2003 will also see the launch of 1.74 ultra-high index Varilux® Panamic® lenses and single vision lenses, as well as an extension of the range of 1.67 index lenses. In the first half of the year, the new Crizal® Alizé™ anti-reflective/anti-smudge coating will be introduced in the countries of Europe where it is not yet on offer.

The most significant development in 2003 will probably be the resumption of a targeted acquisition policy. Essilor is examining various external growth opportunities involving identified targets in Europe, North America and Asia. In March, the company announced the acquisition of US-based Specialty Lens Corp., specialized in polarized prescription sunglass lenses, as well as the signature of an agreement for the acquisition of the Rupp & Hubrach Group, Germany's fifth-largest manufacturer of corrective lenses.

Lastly, Essilor intends to keep up its productivity drive, with the aim of improving the results of all of its businesses.

The Board of Directors would like to thank all of the company's staff throughout the world for their contribution to last year's outstanding results, and the Executive Committee for Essilor's performance and the significant advances made over the period.

The Board of Directors
March 12, 2003

Appendices: Information about directors and officers is provided in the section "Directors and senior management"



Key financial data, year ended December 31, 2002

€ million, except per share data

	2002	2001	2000
INCOME STATEMENT			
Sales	2,138	2,070	1,978
Operating income	341	311	274
Pre-tax income after non-operating items	278	233	223
Net income	182	143	135
Basic earnings per share*	1.82	1.43	1.29
Diluted earnings per share*	1.81	1.43	1.29
BALANCE SHEET			
Capital stock	36	35	32
Shareholders' equity	1,212	1,207	1,047
Net debt	163	321	466
Fixed assets, net	1,088	1,199	1,204
Total assets	2,158	2,149	2,131

* After 10-for-1 stock-split in 2001.

Consolidated income statement year ended December 31, 2002

€ thousand

	Note	2002	2001	2000
Sales	3	2,138,269	2,070,379	1,978,418
Production transferred to inventory		41,065	390	10,613
Production of assets for own use		37,458	22,286	31,102
PRODUCTION		2,216,792	**2,093,055**	**2,020,133**
Purchases of materials and change in inventory		466,234	425,321	419,418
Other purchases		502,144	470,391	480,790
ADDED VALUE		1,248,414	**1,197,343**	**1,119,925**
Taxes, other than income tax		35,127	41,425	32,448
Personnel expenses		738,175	723,213	698,198
GROSS OPERATING INCOME		475,112	**432,705**	**389,279**
Depreciation, amortization and provisions, net		(127,515)	(117,597)	(109,306)
Other income (expenses), net		(7,015)	(4,509)	(5,903)
OPERATING INCOME	3	340,582	**310,599**	**274,070**
NET INTEREST EXPENSE	4	(36,670)	**(48,298)**	**(41,296)**
NON-OPERATING EXPENSE, NET	5	(26,183)	**(29,007)**	**(9,489)**
PRE-TAX INCOME AFTER NON-OPERATING ITEMS		277,729	**233,294**	**223,285**
Corporate income tax	6	78,289	69,218	62,464
NET INCOME FROM CONSOLIDATED COMPANIES		199,440	**164,076**	**160,821**
Net income of companies accounted for by the equity method		6,637	2,647	3,735
Amortization of goodwill	8	23,670	23,927	28,450
Minority interests		54	220	666
NET INCOME		182,353	**142,576**	**135,440**
Earnings per common share (€)*		1.82	1.43	1.29
Weighted average number of common shares* (thousands)		100,141	99,049	104,424
Diluted adjusted earnings per share (€)*		1.81	1.43	1.29
Diluted weighted average number of common shares* (thousands)		100,667	99,833	105,087

* Earnings per share and the number of shares have been calculated after the 10-for-1 stock-split carried out in 2001.

Consolidated statement of cash flows

€ thousand

	2002	2001	2000
NET INCOME	**182,406**	**142,796**	**136,108**
Income from companies accounted for by the equity method, net of dividends received	**(6,637)**	(2,367)	(3,498)
Depreciation, amortization and provisions	**159,596**	146,007	140,801
CASH FLOW	**335,365**	**286,436**	**273,411**
Change in provisions for contingencies and charges	**14,739**	4,450	8,629
Gains and losses on asset disposals	**(1,892)**	16,131	1,393
Investment grants written back to income	**(117)**	(72)	(92)
Change in deferred taxes	**11,378**	(3,787)	(13,376)
Decrease (increase) in inventories	**23,147**	2,887	(25,084)
Decrease (increase) in receivables and deferred charges	**3,741**	(38,961)	(50,530)
Increase (decrease) in payables and deferred income	**(8,801)**	15,356	76,949
Increase (decrease) in accrued interest	**(1,184)**	(664)	2,495
NET CASH PROVIDED BY OPERATIONS	**376,376**	**281,776**	**273,795**
Capital expenditures	**(144,817)**	(127,456)	(181,758)
Disposals of assets	**4,802**	45,107	11,619
Acquisitions of shareholdings and new loans extended	**(37,214)**	(37,112)	(326,818)
Repayments of loans		1,034	2,356
NET CASH USED BY INVESTMENT ACTIVITIES	**(177,229)**	**(118,427)**	**(494,601)**
Issuance of shares	**40,350**	25,988	10,428
Dividends paid to:			
- Essilor SA shareholders	**(46,198)**	(41,153)	(35,958)
- Minority shareholders in subsidiaries			(1,107)
New borrowings raised/(repayment of borrowings)	**(5,062)**	(135,991)	243,841
Impact of changes in scope of consolidation	**6,085**	(12,184)	7,361
NET CASH PROVIDED/(USED) BY FINANCING ACTIVITIES	**(4,825)**	**(163,340)**	**(224,565)**
CHANGE IN CASH AND CASH EQUIVALENTS	**194,322**	**9**	**3,759**
Cash and cash equivalents at beginning of year	**56,467**	55,988	63,346
Impact of exchange rate changes on cash and cash equivalents	**(43,024)**	470	(11,117)
CASH AND CASH EQUIVALENTS AT END OF YEAR	**207,765**	**56,467**	**55,988**
Marketable securities	**189,483**	22,131	53,720
Cash	**62,978**	73,987	58,115
Short-term bank loans and overdrafts	**(44,696)**	(39,651)	(55,847)

Consolidated balance sheet year ended December 31, 2002

ASSETS € thousand

	Note	2002	2001	2000
Intangible assets	7	124,667	132,389	120,829
Goodwill	8	292,008	356,767	399,447
Property, plant and equipment	9	526,626	572,026	572,184
FIXED ASSETS, NET		943,301	**1,061,182**	**1,092,460**
Investments in companies accounted for by the equity method		94,616	77,315	67,207
Other long-term financial investments	11	50,176	60,328	44,623
OTHER NON-CURRENT ASSETS		144,792	**137,643**	**111,830**
Inventories and work in progress	12	325,239	348,386	351,273
Advance payments to suppliers		8,250	10,135	7,551
Operating receivables	12	395,735	399,795	374,759
Deferred tax assets	6	43,515	54,893	51,106
Other receivables		26,830	27,204	10,406
Capital subscribed, called, unpaid				2,225
Marketable securities	14	189,483	22,131	53,720
Cash		62,978	73,987	58,115
Prepayments and other assets		13,955	11,377	14,607
CURRENT ASSETS		1,065,985	**947,908**	**923,762**
Deferred charges	13	3,712	2,665	2,827
TOTAL ASSETS		2,157,790	**2,149,398**	**2,130,878**
Commitments received	19	2,980	18,894	2,921

LIABILITIES AND SHAREHOLDERS' EQUITY € thousand

	Note	2002	2001	2000
Capital stock		**35,939**	35,377	32,399
Additional paid-in capital		**189,674**	149,888	308,119
Reserves		**892,486**	795,895	703,078
Treasury stock		**(45,212)**	(27,498)	(204,961)
Cumulative translation adjustment		**(42,817)**	111,127	72,764
Net income		**182,353**	142,576	135,441
SHAREHOLDERS' EQUITY	15	**1,212,423**	**1,207,365**	**1,046,840**
Minority interests	16	**1,728**	1,724	773
Minority interests in income	16	**54**	220	666
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS		**1,214,205**	**1,209,309**	**1,048,279**
Provisions for pensions and other post-retirement benefits		**53,386**	49,190	45,338
Provisions for contingencies and charges		**40,166**	30,195	31,218
TOTAL PROVISIONS	17	**93,552**	**79,385**	**76,556**
Borrowings	18	**415,551**	417,421	578,114
Advances and deposits received from customers		**3,523**	3,484	4,016
Operating liabilities		**397,044**	395,344	357,611
Miscellaneous liabilities		**31,247**	42,245	64,182
Deferred income		**2,668**	2,210	2,124
TOTAL LIABILITIES		**850,033**	**860,704**	**1,006,047**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**2,157,790**	**2,149,398**	**2,130,882**
Commitments given	19	**123,339**	130,486	109,096

Notes to the consolidated financial statements
for the year ended December 31, 2002

Note 1: accounting policies

1.1 GENERAL

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles.

The consolidated financial statements of Essilor International do not comply with the following accounting standards formulated by the International Accounting Standards Committee (I.A.S.C.) and are therefore not in compliance with IAS 1 (revised) "Presentation of Financial Statements":

• Intangible assets: intangible assets include trademarks and market shares corresponding to fair value adjustments recorded in consolidation to the net assets of companies acquired in prior years (after January 1, 1995). These assets are not amortized. If IAS 38 "Intangible assets" and IAS 22 (revised) "Business Combinations" had been applied, these trademarks and market shares would have been recorded under "Goodwill" from the acquisition date and amortized, as they do not meet the criteria contained in IAS 38 concerning identifiable assets.

• Presentation of the financial statements: the company's share of the start-up losses of VisionWeb, which was:
- fully consolidated (100%) from January 1 to August 31, 2000 and proportionally consolidated (66.18%) up to December 31, 2000 following the sale of 33.82% of this company's capital to outside investors,
- proportionally consolidated in 2001 based on 66.18% in January, 64.59% from February 1 to July 31 and 61.65% from August 1 to December 31,
- proportionally consolidated in 2002 based on 57.20% from January to August and 49.96% to December 31,
was recorded in non-operating expenses. If IAS 27 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" and IAS 31 "Financial Reporting of Interests in Joint Ventures" had been applied, the company's share in the various components of operating income and expense would have been recorded line by line (see Note 5).

• Financial instruments (IAS 39): Currency and interest rate hedges are not accounted for in accordance with the recommendations of IAS 39 which requires the recognition:
- in income of gains and losses on hedges in parallel with a valuation of the assets and liabilities hedged at market value
- in shareholders' equity of gains and losses on futures transaction hedging.
The principles applied by the company to account for hedging transactions are described in Note 1.10.

• The other standards and interpretations issued by the IASC that are applicable as of December 31, 2002 have been applied by the company.

Figures in the tables are in thousands of euros, unless stated otherwise.

1.2 CONSOLIDATION METHODS

Significant companies over which Essilor International has direct or indirect exclusive control are fully consolidated. Jointly-controlled companies are consolidated by the proportional method.
Companies in which Essilor International holds more than 20% of the voting rights and/or exercises significant influence, directly or indirectly, are accounted for by the equity method.
The consolidation criteria are described in Note 2: Changes in scope of consolidation.
The results of subsidiaries acquired or sold during the year are included in the consolidated income statement as from the date of acquisition or up to the date of disposal. In the case of a change in percent interest during the year, the company's share of income is calculated by applying:
- the former percentage to income earned up to the date on which the company's interest changes
- the new percentage to income earned between that date and the year-end.
If Essilor International does not take up its share of a capital increase by a subsidiary, leading to a dilution of its percent interest, the operation is treated as a sale and the change in the company's equity in net assets is recorded under non-operating income and expense.
All intercompany profits and transactions are eliminated in consolidation.

1.3 CONSOLIDATED STATEMENT OF CASH FLOWS

In the statement of cash flows:

• Cash flow is defined as the sum of net income of fully consolidated companies, depreciation, amortization and provision expenses (other than provisions against current assets) and dividends received from companies accounted for by the equity method.

• The impact of changes in exchange rates on cash and cash equivalents corresponds to the impact of changes between opening and closing exchange rates.

1.4 FOREIGN CURRENCY TRANSLATION

Financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries have been translated at year-end rates in the case of the balance sheet and at average annual rates in the case of the income statement.

The financial statements of branches have been translated at year-end rates in the case of the balance sheet and at hedging rates in the case of the income statement.

Main exchange rates (against the euro)

	Year-end rate			Average rate		
	2002	2001	2000	**2002**	2001	2000
CAD	**1.65**	1.41	1.40	**1.49**	1.38	1.37
GBP	**0.65**	0.61	0.62	**0.63**	0.62	0.61
JPY	**124.39**	115.34	106.84	**118.08**	108.81	99.21
USD	**1.05**	0.88	0.93	**0.95**	0.89	0.92

The differences between shareholders' equity translated at year-end rates and shareholders' equity based on historical cost, and differences arising from the use of average annual rates to translate subsidiaries' income or loss, have been recorded under "Cumulative translation adjustments" in consolidated shareholders' equity. When a foreign subsidiary is sold or liquidated, the corresponding cumulative translation adjustment is written off to the income statement.

In the case of companies doing business in highly inflationary economies, non-monetary assets have been translated at historical rates of exchange and monetary assets at year-end exchange rates. Income or loss has been translated at the average annual exchange rate, except for non-monetary items which have been translated at the historical rate. Translation differences are recorded in the income statement.

1.5 GOODWILL

Consolidation goodwill corresponds to the excess of the cost of acquisition of investments in consolidated companies over Essilor International's share in the fair value of net assets at the date of acquisition. Where necessary, the difference is charged to consolidated balance sheet items, with any remaining unallocated portion included under "Goodwill".

As allowed under generally accepted accounting principles, fair value adjustments to the net assets acquired are finalized during the year following the date of acquisition. Goodwill is amortized or written back on the basis of a plan that reflects, as reasonably as possible, the development prospects at the time of the acquisition and over a period not to exceed 20 years.

1.6 NEGATIVE EQUITY

If a consolidated company has negative equity at the end of the year, minority interests are treated as being attributable to Essilor International unless the minority shareholders are liable for their share of the losses.

1.7 RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. Development costs are also expensed in cases where they do not fulfill all of the capitalization criteria specified in IAS 38. In 2002, research and development costs, including engineering costs, totaled €87 million (€80 million in 2001).

1.8 NET INTEREST EXPENSE

Interest income and expense are recognized in the period in which they are earned or incurred.

1.9 FOREIGN CURRENCY RECEIVABLES AND PAYABLES

Foreign currency receivables and payables are converted at year-end exchange rates or hedging rates. Conversion gains and losses are included in the income statement.

1.10 FINANCIAL INSTRUMENTS

Financial instruments are used only to hedge risks on commercial transactions and identified foreign currency receivables and payables. They include forward sales of foreign currencies (or forward purchases of euros by foreign subsidiaries) and currency options. The company also uses interest rate options in certain circumstances.

The company uses financial instruments solely for hedging purposes.

Gains and losses on financial instruments used as hedges are determined and accounted for on a symmetrical basis with the loss or gain on the hedged item.

1.11 CORPORATE INCOME TAX

In accordance with IAS 12, deferred taxes are recorded by the liability method on temporary differences between the book value of assets and liabilities and their tax basis. Deferred tax assets are recognized only if their recovery is considered probable.

Provisions for deferred taxes recorded by Essilor's French companies have been calculated at a 2002 and 2001 tax rate of 35.44% (2000: 36.43%).

1.12 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost.
Assets acquired under finance leases resulting in a transfer of the risks and benefits related to the leased asset are recorded as an asset and depreciated by the method described below. An obligation in the same amount is recorded as a liability.

Depreciation

Property, plant and equipment are depreciated by the straight-line method over their estimated useful lives.

The main useful lives are as follows:

Buildings	20 to 33 years
Building improvements	7 to 10 years
Industrial machinery, equipment and tools	3 to 10 years
Other plant and equipment	3 to 10 years

1.13 INTANGIBLE ASSETS

Intangible assets correspond primarily to purchased goodwill, trademarks, concessions, patents and licenses.

Purchased goodwill and trademarks correspond to part of the excess of the cost of acquisition of investments over the company's share in net assets acquired. They are not amortized.
The value of purchased goodwill and trademarks is reviewed annually, based on the projections made at the time of acquisition, and provision is made in the case of any impairment in value.
Other intangible assets are stated at cost and are amortized by the straight-line method over 3 to 5 years.

1.14 INVENTORIES AND WORK IN PROGRESS

Inventories are valued at weighted average cost.
Provisions are recorded against inventories, taking into account market prices, sales prospects and the risk of obsolescence.

1.15 PROVISIONS FOR IMPAIRMENT IN VALUE OF RECEIVABLES

Statistical provisions are recorded in addition to specific provisions based on the age of the receivables. The write-down rate is gradually increased so that receivables that are more than 12 months past-due are written down in full.

1.16 PENSIONS AND OTHER POST-RETIREMENT BENEFITS

Depending on regulations and practices that may be applicable in each country, the obligations of Essilor companies for pensions, early-retirement benefits and retirement indemnities under defined benefit plans are provided for on an actuarial basis.

The amount of these obligations, corresponding to the vested rights of active and retired employees, is determined by the projected unit credit method, based on estimated end-of-career salary levels. The actuarial assumptions used differ depending on the country (discount rate, inflation rate) and the company (staff turnover rates, rate of future salary increases). The discount rate corresponds to the prime interest rate in the country concerned.

In cases where all or part of the obligation is funded under an external plan, the provision recorded corresponds to the difference between the projected benefit obligation and the fair value of the plan assets.

In certain circumstances, in the case of a change in actuarial assumptions or a plan amendment or the establishment of a new plan, the gain or loss is amortized on a straight-line basis over the remaining service period of the employees concerned.

1.17 ACCRUALS

Accruals include prepayments and deferred charges.

Note 2: changes in scope of consolidation

The consolidated financial statements include the financial statements of all entities, including holding and portfolio management companies, that satisfy one of the following two criteria:
- annual sales of over €3 million
- or tangible assets in excess of €9 million.

NEWLY-CONSOLIDATED COMPANIES

Company	Country	Consolidated from	% interest
Essilor Optical Laboratory Polska Sp. Z.o.o.	Poland	January 1, 2002	100.00
Essilor Optika Spol Sro	Czech Republic	January 1, 2002	100.00
Perspectics	Canada	January 1, 2002	100.00
Pioneer Optical Ltd	Canada	January 1, 2002	100.00
Optifacts	United States	January 1, 2002	100.00
Opticot	Brazil	January 1, 2002	50.36
Essilor Malaysia Sdn Bhd	Malaysia	January 1, 2002	100.00
Indian Ophtalmic Lenses Manufacturing Co.	India	January 1, 2002	92.70
P.T. Essilor Indonesia	Indonesia	January 1, 2002	100.00
AG Thompson	Australia	January 1, 2002	100.00

Essilor also acquired the assets of 3 laboratories from the U.S.-based CSC company.
All these companies are fully consolidated.

OTHER CONSOLIDATION EFFECTS
In 2001, BBGR United Kingdom was fully consolidated from July 1.

Bacou-Dalloz issued new shares that Essilor did not subscribe for. As a result, Essilor's percentage interest fell from 18.61% at end-2001 to 15.15% at end-2002.

VisionWeb issued new shares that Essilor did not subscribe for. As a result, Essilor's percentage interest fell from 61.65% at end-2001 to 49.96% at end-2002 (see also Note 1.1).

Note 3: information by geographic area

SALES

€ million	**2002**	2001	2000
By geographic area			
Europe	**973**	896	866
North America	**971**	980	924
Rest of world	**194**	194	188
	2,138	**2,070**	**1,978**
By activity			
Corrective lenses*	**2,020**	1,961	1,828
Other	**118**	109	150
	2,138	**2,070**	**1,978**

* And other lens-related products

CONTRIBUTION TO NET INCOME

€ million	2002	2001	2000
By geographic area			
Europe	118	87	98
North America	37	16	23
Rest of world	27	40	15
TOTAL	182	**143**	**136**

ACQUISITIONS OF INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

€ million	2002	2001	2000
By geographic area			
Europe	59	65	56
North America	52	38	61
Rest of world	35	23	62
	146	**126**	**179**

AMORTIZATION AND DEPRECIATION OF INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

€ million	2002	2001	2000
By geographic area			
Europe	476	446	427
North America	275	294	263
Rest of world	117	111	96
	868	**851**	**786**

FIXED ASSETS AND TOTAL ASSETS

€ million	2002		2001		2000	
	Fixed assets*	Total assets	Fixed assets*	Total assets	Fixed assets*	Total assets
By geographic area						
Europe	242	1,016	244	842	237	795
North America	552	841	663	989	698	1,029
Rest of world	149	301	154	319	157	306
TOTAL	943	2,158	**1,061**	**2,149**	**1,092**	**2,130**

* Excluding financial investments

PROVISIONS FOR CONTINGENCIES AND CHARGES AND CURRENT LIABILITIES

€ million	2002		2001		2000	
	Provisions for contingencies and charges	Borrowings and operating liabilities	Provisions for contingencies and charges	Borrowings and operating liabilities	Provisions for contingencies and charges	Borrowings and operating liabilities
By geographic area						
Europe	66	661	51	648	51	774
North America	25	121	24	132	22	144
Rest of world	3	68	4	81	4	88
TOTAL	94	850	**79**	**861**	**77**	**1,006**

Note 4: net interest expense

INCOME/(EXPENSE)	2002	**2001**	**2000**
Interest expense	(25,975)	(35,681)	(33,251)
Interest income	10,835	7,784	10,181
Net cash discounts	(18,016)	(17,000)	(17,292)
Dividend income	3,733	168	340
Provisions for losses on non-consolidated subsidiaries	(8,502)	(530)	(122)
Exchange gains and (losses)	1,196	(3,176)	(648)
Other	58	137	(504)
TOTAL	(36,670)	**(48,298)**	**(41,296)**

Note 5: non-operating income and expense

INCOME/(EXPENSE)	2002	**2001**	**2000**
Restructuring costs and provisions	(25,745)	(6,850)	(3,948)
Provisions for contingencies and charges	(1,071)	(824)	(1,431)
Income and (losses) related to prior years	(1,206)	86	(305)
Gains/(losses) on asset disposals, net	(1,040)	(15,915)	748
Other income/(expense), net	2,879	(5,504)	(4,553)
	(26,183)	**(29,007)**	**(9,489)**

Non-operating expense related to VisionWeb includes:

- Essilor's share of the company's start-up losses for €6.1 million in 2002 (€9.9 million in 2001 and €14.7 million in 2000)
- capital gains and dilution gains resulting from share capital issues to outside investors, for €1.9 million in 2001 and €15.1 million in 2000.

Note 6: corporate income tax

TAX CHARGE/(BENEFIT) FOR THE PERIOD

	2002	2001	2000
Current taxes	73,308	73,414	72,878
Deferred taxes	4,981	(4,196)	(10,414)
	78,289	**69,218**	**62,464**

ANALYSIS OF CURRENT TAXES

(as % of pre-tax earnings)	2002	2001	2000
Theoretical rate of taxation	35.4	36.4	37.8
Impact of differentials in tax rates applicable to foreign subsidiaries	(7.7)	(5.9)	(9.4)
Impact of items taxed at reduced rates and of permanent differences between income calculated for financial reporting and tax purposes	0.5	(0.8)	(0.4)
Effective tax rate	28.2	29.7	28.0

CHANGE IN DEFERRED TAXES RECORDED IN THE BALANCE SHEET

The change in deferred taxes (assets) recorded in the balance sheet breaks down as follows:

	2002	2001	2000
At January 1	54,893	51,106	37,730
Additions	(8,141)	(6,825)	(3,835)
Reversals	3,639	11,155	14,075
Changes in scope of consolidation, other movements and translation adjustment	(6,876)	(543)	3,136
At December 31	43,515	54,893	51,106

COMPONENTS OF DEFERRED TAXES

	2002	2001	2000
Elimination of intercompany profits included in inventory	19,533	18,424	18,133
Effect of differences in depreciation and amortization periods	(8,915)	(9,121)	(8,965)
Temporary non-deductible provisions	16,808	16,728	14,899
Other	16,089	28,862	27,039
TOTAL	43,515	**54,893**	**51,106**

Other deferred taxes include various temporary differences resulting from other income or expenses that are temporarily non-deductible or taxable, various adjustments to the local statutory accounts to comply with the company's policies (capitalization of assets under finance leases, elimination of provisions recognized for tax purposes, etc.), as well as deferred tax assets corresponding to tax loss carryforwards (mainly at the level of the tax group).

TAX CONSOLIDATION

Essilor, BBGR, Optim, VIP (not consolidated), Invoptic, Novisia, Varilux University (not consolidated), OSE (not consolidated) and Essidev file a consolidated tax return. The tax is paid by the parent company of the tax group. In 2002, the tax losses of companies in the tax group generated a tax benefit of € 0.2 million (€0.3 million in 2001 and €1.1 million in 2000).

Note 7: intangible assets

	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Amortization and provisions	At December 31
2002							
Purchased goodwill	76,323	45			(11,922)		64,446
Other intangibles*	104,729	2,163	24,148	6,015	(7,433)		117,592
GROSS VALUE	181,052	2,208	24,148	6,015	(19,355)	0	182,038
Amortization	48,663	(816)		5,533	(2,912)	17,969	57,371
NET	132,389	3,024	24,148	482	(16,443)	(17,969)	124,667

* Including concessions, patents and licenses in the amount of €98,644 thousand at December 31, 2002.

	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Amortization and provisions	At December 31
2001							
Purchased goodwill	72,486			24	3,861		76,323
Other intangibles	89,956	6,578	12,839	5,216	572		104,729
GROSS VALUE	**162,442**	**6,578**	**12,839**	**5,240**	**4,433**	**0**	**181,052**
Amortization	41,613	(241)		5,011	656	11,646	48,663
NET	**120,829**	**6,819**	**12,839**	**229**	**3,777**	**(11,646)**	**132,389**
2000							
Purchased goodwill	67,520	0	0	119	5,085	0	72,486
Other intangibles	63,291	3,302	25,920	4,068	1,511	0	89,956
GROSS VALUE	**130,811**	**3,302**	**25,920**	**4,187**	**6,596**	**0**	**162,442**
Amortization	30,648	2,734	0	3,453	793	10,891	41,613
NET	**100,163**	**568**	**25,920**	**734**	**5,803**	**(10,891)**	**120,829**

Purchased goodwill corresponds mainly to the values attributed to the trademarks and market shares of two American companies, Omega (renamed Essilor Laboratories of America Inc., Florida) and Gentex Optical Inc.

Note 8: goodwill

	At January 1	Changes in scope and acquisitions	Disposals	Translation adjustment	Amortization and provisions	At December 31
2002						
GROSS VALUE	**488,390**	**4 479**	**(2,217)**	**(62,692)**		**427,960**
Amortization	**131,623**		**(876)**	**(16,794)**	**21,999**	**135,952**
NET	**356,767**	**4 479**	**(1,341)**	**(45,898)**	**(21,999)**	**292,008**
2001						
GROSS VALUE	**515,337**	**2,610**	**(48,319)**	**18,762**	**0**	**488,390**
Amortization	115,890	0	(10,749)	2,667	23,815	131,623
NET	**399,447**	**2,610**	**(37,570)**	**16,095**	**(23,815)**	**356,767**
2000						
GROSS VALUE	**415,973**	**75,570**	**0**	**23,794**	**0**	**515,337**
Amortization	83,655	0	0	4,082	28,153	115,890
NET	**332,318**	**75,570**	**0**	**34,438**	**(20,730)**	**399,447**

In 2002, "changes in scope and acquisitions" consists mainly of goodwill on the acquisitions of Optifacts and the CSC laboratory assets. The negative "translation adjustment" figures can be attributed primarily to the decline in the US dollar.

Goodwill written off on disposals in 2001 primarily concerns the contact lens business. Goodwill recognized on acquisitions in 2001 mainly concerns the acquisition of additional shares in Bacou-Dalloz.

Net goodwill breaks down as follows by geographic area:

	2002	2001	2000
Europe	**15,162**	18,649	21,892
North America	**264,238**	322,895	360,340
Rest of the world	**12,608**	15,223	17,215
	292,008	**356,767**	**399,447**

Note 9: property, plant and equipment

	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Depreciation and provisions	At December 31
2002							
Land	28,468	131	100	486	(2,454)		25,759
Buildings	338,279	7,854	9,496	6,024	(29,721)		319,884
Industrial machinery and equipment	768,870	20,816	62,913	27,941	(73,808)		750,850
Other	238,564	(21,189)	47,395	8,147	(16,324)		240,300
GROSS VALUE	1,374,181	7,612	119,904	42,598	(122,307)	0	1,336,792
Depreciation	802,155	2,963		34,019	(61,519)	100,586	810,166
NET	572,026	4,649	119,904	8,579	(60,788)	(100,586)	526,626
2001							
Land	28,040		249	4	183		28,468
Buildings	304,811	12,191	21,124	3,731	3,884		338,279
Industrial machinery and equipment	721,981	18,849	49,818	36,933	15,155		768,870
Other	261,844	(57,308)	42,318	12,402	4,112		238,564
GROSS VALUE	**1,316,676**	**(26,268)**	**113,509**	**53,070**	**23,334**	**0**	**1,374,181**
Depreciation	744,491	(16,126)		42,617	9,845	106,562	802,155
NET	**572,185**	**(10,142)**	**113,509**	**10,453**	**13,489**	**(106,562)**	**572,026**
2000							
Land	23,241	4,911	1,097	1,856	647	0	28,040
Buildings	257,667	32,587	12,853	4,520	6,224	0	304,811
Industrial machinery and equipment	602,178	55,915	70,778	25,084	18,194	0	721,981
Other	218,237	(14,655)	68,519	12,623	2,366	0	261,844
GROSS VALUE	**1,101,323**	**78,758**	**153,247**	**44,083**	**27,431**	**0**	**1,316,676**
Depreciation	615,609	49,479	0	34,239	13,473	100,169	744,491
NET	**485,714**	**29,279**	**153,247**	**9,844**	**13,958**	**(100,169)**	**572,185**

Note 10: property plant and equipment: assets acquired under finance leases

	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Depreciation and provisions	At December 31
2002							
Land	850						850
Buildings	28,435						28,435
Other	8,506		291		(503)		8,294
GROSS VALUE	37,791	0	291	0	(503)	0	37,579
Depreciation	19,987				(380)	2,038	21,645
NET	17,804	0	291	0	(123)	(2,038)	15,934
2001							
Land	850	0	0	0	0	0	850
Buildings	17,711	(1,252)	11,976				28,435
Other	9,007	(62)	93		(532)		8,506
GROSS VALUE	**27,568**	**(1,314)**	**12,069**	**0**	**(532)**	**0**	**37,791**
Depreciation	17,419	(2,195)			(43)	4,806	19,987
NET	**10,149**	**881**	**12,069**	**0**	**(489)**	**(4,806)**	**17,804**
2000							
Land	850	0	0	0	0	0	850
Buildings	17,711	0	0	0	0	0	17,711
Other	1,971	2,732	4,516	204	(8)	0	9,007
GROSS VALUE	**20,532**	**2,732**	**4,516**	**204**	**(8)**	**0**	**27,568**
Depreciation	13,322	1,466	2,790	153	(6)	0	17,419
NET	**7,210**	**1,266**	**1,726**	**51**	**(2)**	**0**	**10,149**

Note 11: other non-current assets

	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Provisions	At December 31
2002							
Investments in non-consolidated companies	52,470	(36,872)	36,257	105	(452)		51,298
Loans to non-consolidated companies	6,867	(841)	2,151	1,133	(1,072)		5,972
Other long-term investments and loans	12,679	(1,173)	1,043	811	(788)		10,950
GROSS VALUE	72,016	(38,886)	39,451	2,049	(2,312)		68,220
Provisions	11,688	(2,010)		229	(197)	8,792	18,044
NET	60,328	(36,876)	39,451	1,820	(2,115)	(8,792)	50,176
2001							
Investments in non-consolidated companies	41,834	36,204	31,045	56,532	(81)	0	52,470
Loans to non-consolidated companies	2,755	(364)	5,569	1,034	(59)	0	6,867
Other long-term investments and loans	12,168	(5)	1,544	1,215	187	0	12,679
GROSS VALUE	**56,757**	**35,835**	**38,158**	**58,781**	**47**		**72,016**
Provisions	12,133	(800)		1,384		1,739	11,688
NET	**44,624**	**36,635**	**38,158**	**57,397**	**47**	**(1,739)**	**60,328**
2000							
Investments in non-consolidated companies	32,014	(313,472)	323,390	228	130	0	41,834
Loans to non-consolidated companies	4,485	(885)	184	1,087	58	0	2,755
Other long-term investments and loans	10,419	(164)	4,778	3,065	200	0	12,168
GROSS VALUE	**46,918**	**(314,521)**	**328,352**	**4,380**	**388**		**56,757**
Provisions	13,238	(1,492)	0	324	104	607	12,133
NET	**33,680**	**(313,029)**	**328,352**	**4,056**	**284**	**(607)**	**44,624**

Acquisitions of investments in non-consolidated companies include acquisitions of shares in consolidated and non-consolidated companies and purchases of treasury stock. Negative changes in scope and other movements correspond to the impact of consolidating companies whose purchase price is recorded in the "Acquisitions" column (and subsidiaries that were consolidated for the first time in 2002), as well as the elimination of treasury stock.

ANALYSIS OF OTHER FINANCIAL ASSETS BY MATURITY	2002	2001	2000
More than one year	56,749	60,763	50,320
Less than one year	11,471	11,253	6,437
	68,220	**72,016**	**56,757**

Note 12: current assets

12.1 INVENTORIES

	2002	2001	2000
Raw materials and other supplies	131,683	157,542	141,158
Finished goods	29,250	52,151	56,904
Finished and semi-finished products and work in progress	235,836	207,999	208,349
GROSS VALUE	396,769	**417,692**	**406,411**
Provisions	71,530	69,306	55,138
NET	325,239	**348,386**	**351,273**

12.2 RECEIVABLES

Trade receivables	2002	2001	2000
GROSS VALUE	392,643	**396,046**	**368,749**
Provisions	(32,873)	(31,657)	(27,806)
NET	359,770	**364,389**	**340,943**

Other receivables			
GROSS VALUE	35,965	**35,406**	**33,975**
Provisions			(158)
NET	35,965	**35,406**	**33,817**
TOTAL RECEIVABLES, NET	395,735	**399,795**	**374,760**

Note 13: deferred charges

DEFERRED CHARGES	2002	2001	2000
Net at January 1	2,665	**2,827**	**1,559**
Increases	2,870	1,309	2,629
Amortization	(1,749)	(1,602)	(1,346)
Translation adjustment	(74)	21	(15)
Changes in scope		110	0
Net at December 31	3,712	**2,665**	**2,827**

Note 14: marketable securities

	2002	2001	2000
Net book value	189,483	22,131	53,720
Market value	189,483	22,131	53,770
Unrealized gains	0	**0**	**50**

Breakdown at December 31	2002	2001	2000
Sicav mutual funds	186,603	17,592	39,189
FCP mutual funds and money market securities	179	155	155
Currency options	561	0	0
Other	2,140	4,384	14,376
TOTAL	189,483	**22,131**	**53,720**

Note 15: changes in shareholders' equity

	Capital stock	Additional paid-in capital	Reserves	Cumulative translation adjustment	Treasury stock	Net income	Total
AT JANUARY 1, 2002	**35,378**	**149,888**	**795,895**	**111,127**	**(27,498)**	**142,576**	**1,207,366**
Issuance of shares	**563**	**39,787**					**40,347**
To Corporate Mutual Funds	**130**	**9,269**					**9,400**
On exercise of stock options	**431**	**30,517**					**30,947**
Purchases of treasury stock					**(17,714)**		**(17,714)**
Net income appropriation			**142,576**			**(142,576)**	
Net income for the year						**182,352**	**182,352**
Paid dividends (including equalization tax)			**(46,198)**				**(46,198)**
Operating subsidies			**214**				**214**
Translation adjustment and other movements				**(153,944)**			**(153,944)**
AT DECEMBER 31, 2002	**35,939**	**189,674**	**892,487**	**(42,817)**	**(45,212)**	**182,352**	**1,212,423**
AT JANUARY 1, 2001	**32,399**	**308,119**	**703,078**	**72,763**	**(204,961)**	**135,441**	**1,046,839**
Issuance of shares	463	25,525					25,988
To Corporate Mutual Funds	159	11,457					11,616
On exercise of stock options	305	14,067					14,372
Reserves	4,522	(4,522)					
Purchases of treasury stock					(5,040)		(5,040)
Cancellations and redemptions of treasury stock	(2,007)	(179,234)	(1,262)		182,503		
Net income appropriation			135,441			(135,441)	
Net income for the year						142,576	142,576
Paid dividends (including equalization tax)			(41,277)				(41,277)
Operating subsidies			(85)				(85)
Translation adjustment and other movements				38,364			38,364
AT DECEMBER 31, 2001	**35,378**	**149,888**	**795,895**	**111,127**	**(27,498)**	**142,576**	**1,207,365**
AT JANUARY 1, 2000	**32,251**	**297,838**	**622,731**	**73,264**		**120,839**	**1,146,923**
Issuance of shares	148	10,281					10,429
To Corporate Mutual Funds	148	10,281					10,429
On conversion of bonds							
On exercise of stock options							
Purchases of treasury stock					(204,961)		(204,961)
Net income appropriation			120,839			(120,839)	
Net income for the year						135,441	135,441
Paid dividends (including equalization tax)			(40,434)				(40,434)
Operating subsidies			(58)				(58)
Translation adjustment and other movements				(501)			(501)
AT DECEMBER 31, 2000	**32,399**	**308,119**	**703,078**	**72,763**	**(204,961)**	**135,441**	**1,046,839**

Translation adjustments in 2001 mainly result from the stronger US dollar, whereas in 2002 they result mainly from the US dollar's decline.

CHANGE IN NUMBER OF SHARES OUTSTANDING

In 2001, in accordance with the decisions of the General Shareholders' Meetings of January 18, 2001 and May 3, 2001:

- 638,001 common shares and 3,026 preferred non-voting shares held in treasury stock were canceled,
- the capital was converted into euros and the par value of the shares was raised from FRF20 to €3.50. The resulting capital increase of €4,522 thousand was paid up by capitalizing reserves,
- a simplified public exchange offer was made in July-August 2001, for the 53,392 preferred non-voting shares outstanding, on the basis of one common share for one preferred share. At the close of the offer period, 38,118 preferred non-voting shares were exchanged for the same number of common shares. The remaining 15,274 preferred non-voting shares were redeemed at a price of €330 per share.
- a ten-for-one stock-split was carried out in September 2001, resulting in the par value of the shares being reduced to €0.35.

In 2002, the exercise of stock options and shares issued to the Essilor Corporate Mutual Fund increased the total number of shares by 1,607,722. The net purchase of treasury stock represented 450,645 shares.

The numbers of shares shown below for 2002, 2001 and 2000 have been adjusted to take account of the ten-for-one stock split.

	2002	2001	2000
NUMBER OF COMMON SHARES, EXCLUDING TREASURY STOCK, AT JANUARY 1	**100,075,891**	**98,316,800**	**105,213,290**
Number of treasury shares eliminated	1,000,000	7,380,010	0
Exercise of stock options	1,233,160	925,051	0
Shares issued to the Essilor Corporate Mutual Fund	374,562	452,860	483,520
Conversion of bonds	0	0	0
Purchases of treasury stock	(450,645)		(7,380,010)
Exchange of preferred, non-voting stock	0	381,180	
NUMBER OF COMMON SHARES, EXCLUDING TREASURY STOCK, AT DECEMBER 31	**101,232,968**	**100,075,891**	**98,316,800**
Number of treasury shares eliminated	1,450,645	1,000,000	7,380,010
PREFERRED, NON-VOTING SHARES EXCLUDING TREASURY STOCK, AT JANUARY 1	**0**	**533,920**	**564,180**
Number of treasury shares eliminated	0	30,260	0
Exchanged for common stock		(381,180)	
Redemptions		(152,740)	
Purchases of treasury stock			(30,260)
NUMBER OF PREFERRED, NON-VOTING SHARES, EXCLUDING TREASURY STOCK, AT DECEMBER 31	**0**	**0**	**533,920**
Number of treasury shares eliminated	0	0	30,260

Note 16: change in minority interests

	2002	2001	2000
MINORITY INTERESTS AT JANUARY 1	**1,944**	**1,439**	**10,479**
Income for the year	54	220	666
Dividends paid by consolidated subsidiaries	(40)	(75)	(1,107)
Effect of changes in scope of consolidation	(111)	487	(9,570)
Translation adjustment and other	(65)	(127)	971
MINORITY INTERESTS AT DECEMBER 31	**1,782**	**1,944**	**1,439**

Note 17: provisions

17.1 PROVISIONS FOR CONTINGENCIES AND CHARGES

	At January 1	Increases	Releases	Other movements and translation adjustment[2]	At December 31
2002					
PROVISIONS FOR PENSIONS AND OTHER POST-RETIREMENT BENEFITS	**49,190**	**6,926**	**(1,003)**	**(1,727)**	**53,386**
PROVISIONS FOR CONTINGENCIES AND CHARGES	**30,195**	**26,995**	**(14,083)**	**(2,941)**	**40,166**
Provisions for losses in subsidiaries and affiliates	503	1,311			1,814
Provisions for restructuring	5,443	11,048	(5,290)	(502)	10,699
Other [1]	24,249	14,636	(8,793)	(2,439)	27,653
TOTAL PROVISIONS FOR CONTINGENCIES AND CHARGES	**79,385**	**33,921**	**(15,086)**	**(4,668)**	**93,552**
2001					
PROVISIONS FOR PENSIONS AND OTHER POST-RETIREMENT BENEFITS	**45,338**	**5,896**	**(2,563)**	**519**	**49,190**
PROVISIONS FOR CONTINGENCIES AND CHARGES	**31,219**	**15,098**	**(14,513)**	**(1,609)**	**30,195**
Provisions for losses in subsidiaries and affiliates	6,242		(5,739)		503
Provisions for restructuring	5,636	3,683	(3,590)	(286)	5,443
Other [1]	19,341	11,415	(5,184)	(1,323)	24,249
TOTAL PROVISIONS FOR CONTINGENCIES AND CHARGES	**76,557**	**20,994**	**(17,076)**	**(1,090)**	**79,385**
2000					
PROVISIONS FOR PENSIONS AND OTHER POST-RETIREMENT BENEFITS	**40,472**	**5,938**	**(3,246)**	**2,174**	**45,338**
PROVISIONS FOR CONTINGENCIES AND CHARGES	**22,987**	**13,919**	**(8,172)**	**2,485**	**31,219**
Provisions for losses in subsidiaries and affiliates	3,452	2,790			6,242
Provisions for restructuring	3,709	4,288	(2,438)	77	5,636
Other [1]	15,826	6,841	(5,734)	2,408	19,341
TOTAL PROVISIONS FOR CONTINGENCIES AND CHARGES	**63,459**	**19,857**	**(11,418)**	**4,659**	**76,557**

[1] These provisions primarily concern product warranties and miscellaneous contingencies.
[2] Other movements include the impact of changes in exchange rates.

In 2001, surplus provisions for other contingencies and charges in the amount of €3.4 million were released to the income statement.

17.2 PROVISIONS FOR PENSIONS AND OTHER POST-RETIREMENT BENEFITS

Provisions for pensions and other post-retirement benefits mainly concern the commitments of Essilor International, BBGR, the German subsidiaries and Essilor of America.

	2002	2001	2000
Projected benefit obligation	101,569	90,841	88,972
Plan assets at fair value	(26,846)	(27,998)	(26,922)
Deferred charges	(21,337)	(13,653)	(16,712)
PROVISION RECORDED IN THE BALANCE SHEET	53,386	**49,190**	**45,338**

At December 31, 2002, provisions for pensions broke down as follows by type of plan:

	Projected benefit obligation	Plan Assets	Deferred charges	Provision
Pensions (supplementary pensions, guaranteed funds)	76,656	(19,174)	(17,294)	40,188
Retirement indemnities	20,106	(7,672)	(4,043)	8,391
Other	4,807			4,807
	101,569	**(26,846)**	**(21,337)**	**53,386**

Note 18: borrowings

18.1 BORROWINGS

At December 31, 2002, consolidated net debt amounted to €163 million (vs. €321 million in 2001 and €466 million in 2000).

Borrowings break down as follows by maturity:

€ million	2002	2001	2000
Due within one year	65	65	231
Due in 1 to 5 years	350	76	69
Due beyond 5 years	1	276	278
TOTAL	416	**417**	**578**
including:			
Obligations under finance leases	11	15	7

Borrowings break down as follows by currency:

€ million	2002	2001	2000
US dollars	252	132	144
Euros	137	221	374
Yen	1	5	17
Canadian dollars	1	1	2
Other currencies	25	58	41
TOTAL	416	**417**	**578**

18.2 MANAGEMENT OF INTEREST RATE AND CURRENCY RISKS

Management of interest rate risks

The company's interest rate risk management policy consists of protecting positions against the effects of an unfavorable change in interest rates and taking advantage of or locking-in the benefits of favorable rates.

The nominal value of interest rate hedging instruments at December 31, 2002 was as follows:
Interest rate swaps (fixed rate paid by Essilor): €182 million (2001: €182 million; 2000: €122 million)
Interest rate swaps (fixed rate received by Essilor): €0 (€0 at end-2001 and 2000).

Before hedging, all borrowings are at floating rates. Out of the total amount at end-2002, 55% (2001: 44%; 2000: 21%) has been converted into fixed rate debt through the use of hedging instruments.

The weighted average rate of interest on total borrowings, including the effect of hedging instruments, was 3.92% at December 31, 2002 (vs. 5.16% at end-2001 and 5.63% at end-2000).

Management of currency risks

The company's currency risk management policy consists of systematically hedging these risks using appropriate market instruments, including spot and forward purchases and sales of foreign currencies and currency options. Sales to and purchases from subsidiaries of Essilor are billed in local currency; substantially all of the currency risk is therefore borne by Essilor SA, and subsidiaries have very limited exposure. Some local risks, and particularly the risk of the US dollar depreciating against the currencies of some Asian countries (excluding Japan) where the company has factories, are deliberately not hedged.

Currency transactions are designed solely to hedge currency risks arising on business transactions. Essilor International does not trade in foreign currencies.

All currency transactions are subject to pre-determined position limits which are designed to optimize the protection afforded by the hedges. At December 31, 2002, residual open positions were not material and remained easily within the limits set by the company (hedging of between 80% and 100% of the identified risk position).

At December 31, 2002, currency positions excluding options totaled €499 million (2001: €488 million; 2000: €579 million). Currency options outstanding at December 31, 2002 totaled €20.4 million.

Note 19: off-balance sheet commitments

FINANCIAL COMMITMENTS

COMMITMENTS GIVEN	2002	2001	2000
Guarantees	**123,339**	130,128	101,915
Collateral for debts:			
- Debts	**19**	20	6,887
- Net book value of collateral	**15**	358	7,181
COMMITMENTS RECEIVED			
Guarantees	**2,980**	18,894	2,921

FORWARD EXCHANGE CONTRACTS	2002	2001	2000
Sales	**414,745**	441,907	516,308
Purchases	**84,147**	46,275	62,682
CURRENCY OPTIONS: HEDGES OF BUSINESS TRANSACTIONS			
Purchases of put options	**0**	0	9,422
Sales of call options	**0**	0	0
Purchases of call options	**20,408**	0	2,096
Sales of put options	**0**	0	0

Essilor did not hold any interest rate options in 2002, 2001 or 2000.

FORWARD CONTRACTS AND OPTIONS BY CURRENCY AT DECEMBER 31, 2002		Forward purchases	Forward sales	Purchases of call options
US dollars	USD	55,420	317,698	20,408
Euros	EUR	7,794	0	
Australian dollars	AUD	934	5,963	
Canadian dollars	CAD	0	11,729	
Norwegian kroner	NOK	402	6,701	
Yen	JPY	12,208	74	
Pounds sterling	GBP	2,798	39,957	
Swiss francs	CHF	2,613	6,349	
Swedish kronor	SEK	613	11,031	
Other currencies		1,365	15,243	0
TOTAL		**84,147**	**414,745**	**20,408**

Note 20: average number of employees and payroll costs

	2002	2001	2000
Management	**2,031**	1,794	1,729
Supervisory and administrative	**6,935**	5,877	6,057
Production	**13,334**	13,260	13,689
TOTAL	**22,300**	**20,931**	**21,475**
(€ thousand)			
Payroll costs (wages and salaries and payroll taxes)	**738,175**	723,213	698,199
Number of employees at December 31	**23,269**	22,309	22,186
including employees of proportionally consolidated companies (100%)	**1,810**	1,686	1,707

Note 21: management remuneration

	2002	2001	2000
Total remuneration and benefits paid to the Executive Committee*	**3,936**	3,690	3,285
Attendance fees paid to the Executive Committee	**16**	6	6
TOTAL MANAGEMENT REMUNERATION	**3,952**	**3,696**	**3,291**

* Gross amount before payroll and other taxes

Note 22: environment

Essilor is not exposed to any material environmental risks.

Note 23: claims and litigation

There are no claims or litigation outstanding or pending that are likely to have a material impact on the company's consolidated financial position.

Note 24: subsequent events

No events occurred after the year-end that would be likely to have a material impact on the company's consolidated financial position.

Note 25: fully consolidated companies

Company	Country	% voting rights	% interest
FRANCE			
BBGR	France	99.99	99.99
Essidev	France	100.00	100.00
Groupe Invoptic	France	99.99	99.99
Optim	France	99.99	99.99
Novisia	France	100.00	100.00
EUROPE			
Essilor GmbH	Germany	100.00	100.00
Essilor Austria Gmbh	Austria	100.00	100.00
Essilor Belgium S.A.	Belgium	100.00	100.00
Essilor Danmark A/S	Denmark	100.00	100.00
Essilor Espana S.A.	Spain	100.00	100.00
Essilor OY	Finland	100.00	100.00
BBGR United Kingdom	United Kingdom	100.00	100.00
Essilor Ltd	United Kingdom	100.00	100.00
Essilor Optika Kft	Hungary	100.00	100.00
Ireland (Sales) Ltd	Ireland	100.00	100.00
Essilor Ireland (branch)	Ireland	100.00	100.00
Organic Lens Manufacturing (branch)	Ireland	100.00	100.00
Essilor Italia S.p.A	Italy	100.00	100.00
Essilor Norge A.S.	Norway	100.00	100.00
Essilor Nederland BV	Netherlands	100.00	100.00
Essilor Nederland Holding BV	Netherlands	100.00	100.00
Holland Optical Instruments BV	Netherlands	73.88	73.88
Essilor Optical laboratory Polska Sp. Z.o.o.	Poland	100.00	100.00
Essilor Polonia	Poland	100.00	100.00
Essilor Portugal	Portugal	100.00	100.00
Essilor AB	Sweden	100.00	100.00
Essilor (Switzerland) S.A.	Switzerland	100.00	100.00
Vaco Holding S.A.	Switzerland	100.00	100.00
Essilor Optika Spol Sro	Czech Republic	100.00	100.00
Essilor Optik Sanayi Ticaret A.S.	Turkey	100.00	100.00
NORTH AND CENTRAL AMERICA			
BBGR Optique Canada Inc.	Canada	99.99	99.99
Canoptec Inc.	Canada	100.00	100.00
Eastern Optical Laboratories Ltd	Canada	100.00	100.00
Essilor Canada Ltd	Canada	100.00	100.00

Company	Country	% voting rights	% interest
NORTH AND CENTRAL AMERICA (cont.)			
OK Lenscraft Laboratories Ltd	Canada	100.00	100.00
K & W Optical Ltd	Canada	100.00	100.00
Perspectics	Canada	100.00	100.00
Pioneer Optical Ltd	Canada	100.00	100.00
Pro Optic Canada Inc.	Canada	99.99	99.99
R & R Optical Laboratory Ltd	Canada	100.00	100.00
Essilor of America Holding Co, Inc.	United States	100.00	100.00
Essilor of America Inc.	United States	100.00	100.00
Essilor Laboratories of America Holding Co, Inc.	United States	100.00	100.00
Essilor Laboratories of America, Inc. (including Laboratoires US)	United States	100.00	100.00
Essilor Laboratories of America Corporation	United States	100.00	100.00
Omega Optical Holdings, Inc.	United States	100.00	100.00
Omega Optical General, Inc.	United States	100.00	100.00
Essilor Laboratories of America, LP (including Avisia, Omega, Duffens)	United States	100.00	100.00
Gentex Optics Inc.	United States	100.00	100.00
Optifacts Inc.	United States	100.00	100.00
Essilor Mexico (ex-Arlens)	Mexico	100.00	100.00
Vision Center S.A. de C.V.	Mexico	100.00	100.00
REST OF THE WORLD			
Essilor South Africa (Pty) Ltd	South Africa	100.00	100.00
Essilor Argentina S.A.	Argentina	100.00	100.00
AG Thompson	Australia	100.00	100.00
Essilor Australia Pty Ltd.	Australia	100.00	100.00
Essilor Lens Australia Pty Ltd	Australia	100.00	100.00
Hobart Optical	Australia	51.00	51.00
Optilabs Pty Ltd	Australia	100.00	100.00
Perkins Optical	Australia	100.00	100.00
Brasilor Participacoes Sc Ltda	Brazil	100.00	100.00
Essilor Da Amazonia Industria e Commercio Ltda	Brazil	100.00	100.00
Multi Optica Distribuidora Ltda	Brazil	100.00	100.00
Opticot	Brazil	56.36	50.36
Sudop Industria Optica Ltda	Brazil	100.00	100.00
Shanghaï Essilor Optical Co. Ltd	China	97.88	97.88
Essilor Hong Kong	Hong Kong	100.00	100.00
Essilor SRF Optics Ltd	India	88.18	88.18
Indian Ophtalmic Lenses Manufacturing Co.	India	92.70	92.70
P.T. Essilor Indonesia	Indonesia	100.00	100.00
Essilor Malaysia Sdn Bhd	Malaysia	100.00	100.00
Essilor Laboratories New Zealand Ltd (ex OHL Lenses Ltd)	New Zealand	100.00	100.00
Direct Optical Supplies New Zealand Ltd	New Zealand	100.00	100.00
Essilor New Zeeland	New Zealand	100.00	100.00
Xtra Vision	New Zealand	100.00	100.00
Essilor Manufacturing Philippines Inc.	Philippines	100.00	100.00
Optodev	Philippines	99.99	99.99
Optical Supplies of Asia Optics Intern.	Singapore	100.00	100.00
Essilor Manufacturing (Thaïland) Co Ltd	Thailand	100.00	100.00

Note 26: proportionally consolidated companies

Nikon-Essilor Co Ltd (50%) Japan
Nikon Optical United Kingdom (50%)
Nikon Optical Canada Inc (50%)
Aichi Nikon Company (50%) Japan
Nasu Nikon Company (50%) Japan
VisionWeb (49.96%) United States

Transitions Optical Limited (49%) Ireland
Transitions Optical Inc (49%) United States
Transitions Optical Do Brazil Limitada (49%) Brazil
Transitions Optical Holdings BV (49%) Netherlands
Transitions Optical Pty Ltd (49%) Australia
Transitions Optical Philippines Inc (49%)

The companies in the Transition Group, which are all 49%-owned, are consolidated by the proportional method. No information is given concerning these companies due to confidentiality agreements signed with partners.

Note 27: companies accounted for by the equity method

The following companies are accounted for by the equity method:

	% interest
Bacou Dalloz Group	15.15

Note 28: non-consolidated companies

Company	Country	% interest
FRANCE		
Distrilens	France	100.00
Jacques Denis	France	51.00
Varilux University	France	99.90
VIP	France	100.00
EUROPE		
Essilor Logistik GmbH	Germany	100.00
Lunelle Kontaklinsen GmbH	Germany	100.00
Essilor Optika D.o.o	Croatia	100.00
Lunelle Scandinavia A/S	Denmark	100.00
Lunelle Ltd	United Kingdom	100.00
M.J.S. Scientific Ltd	United Kingdom	100.00
Biolent Srl	Italy	100.00
Oftalma s.r.l.	Italy	100.00
Opto 3	Italy	50.00
Lunelle BV	Netherlands	100.00
Essilor Slovakia s.r.o.	Slovakia	100.00
Essilor D.o.o.	Slovenia	100.00
Lunelle S.A.	Switzerland	100.00
NORTH AMERICA		
Essilor Transfer Corporation	United States	100.00
Micro Optical	United States	20.00
EyeWeb Inc	United States	12.79
Stereo Optical	United States	100.00

Company	Country	% interest
REST OF THE WORLD		
Lead Brazil Ltda	Brazil	100.00
VisionWeb Hong Kong	Hong Kong	100.00
Transitions Optical India	India	49.00
Essilor Japan K.K.	Japan	100.00
Nikon Corp	Japan	0.16
Transitions Optical Japan	Japan	49.00
Optical Laboratories NZ Limited	New Zealand	20.00
VisionWeb NZ	New Zealand	100.00
Essilab Philippines Inc.	Philippines	40.00
Eyeland	Philippines	49.00
Optoland	Philippines	100.00
Central Essilor Co Ltd	Thailand	35.00
BOD (Paris Lunettes Corporation Siam Co Ltd)	Thailand	48.99

Companies in which the parent company's interest exceeds 20% and with sales of over €3 million or tangible assets of over €9 million are consolidated.

Where necessary, a provision is recorded to write down the value of non-consolidated companies to their fair value, based on estimated future cash flows.

Key data for the main non-consolidated companies owned by fully consolidated companies are presented below:

	Shareholders' equity	Sales	Net income / (loss)	Book value	
				Cost	Net
TOTAL NON-CONSOLIDATED COMPANIES	**26,330**	**22,598**	**(4,910)**	**51,297**	**34,404**

Note: as allowed under paragraph 11 of article 24 of decree no. 83.1020 of November 29, 1983, detailed information by subsidiary is not provided as its disclosure would be prejudicial to the company's interests.

Statutory Auditors' Report

for the year ended December 31, 2002

In accordance with the terms of our appointment at the General Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Essilor International and its subsidiaries for the year ended December 31, 2002, presented in euros.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with French generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated results of operations for the year ended December 31, 2002 and the consolidated assets and liabilities and financial position of Essilor International and its subsidiaries at that date in accordance with the accounting principles and policies described in Note 1.

We have also examined the information about the company given in the Management Review. We have no comments to make about the fairness of this information or its consistency with the consolidated financial statements.

Paris, March 13, 2003

The Statutory Auditors

PricewaterhouseCoopers Audit

Liliane Tellier

Cabinet Dauge et Associés

Gérard Dauge

Philippe Tissier

Members of Compagnie Régionale de Paris



Key figures, year ended December 31, 2002

€ thousand, except per share data

	2002	2001	2000
INCOME STATEMENT			
Sales	**637,588**	576,495	589,808
Operating income	**54,668**	41,521	66,609
Income before non-operating items and tax	**167,704**	95,549	125,354
Net income	**149,247**	85,606	105,588
BALANCE SHEET			
Capital stock	**35,939**	35,377	32,399
Shareholders' equity	**953,900**	813,165	922,795
Net indebtedness	**152,722**	306,009	446,710
Fixed assets, net	**1,079,806**	1,068,437	1,288,411
Total assets	**1,564,693**	1,393,354	1,638,275
Dividend per common share	**0.50**	0.41*	3.90
Dividend per preferred non-voting share	**0**	0	4.02

* After 10-for-1 stock-split carried out in 2001

Income Statement for year ended December 31, 2002

€ thousand

	Note	2002	2001	2000
Sales	2	637,588	576,495	589,808
Production transferred to inventory		4,459	3,918	252
Production of assets for own use		3,776	1,457	2,698
PRODUCTION		645,823	**581,870**	**592,758**
Purchases of materials and change in inventory		273,497	242,357	228,814
Other purchases		157,246	141,050	135,901
ADDED VALUE		215,080	**198,463**	**228,042**
Taxes, other than income tax		16,370	18,326	16,478
Personnel expenses	15	175,754	165,912	162,640
GROSS OPERATING INCOME		22,956	**14,225**	**48,923**
Depreciation, amortization and provisions, net	11	(14,268)	(6,387)	(9,494)
Other income (expenses), net		45,980	33,683	27,179
OPERATING INCOME		54,668	**41,521**	**66,609**
Net interest income	3	113,036	54,028	58,745
INCOME BEFORE NON-OPERATING ITEMS AND TAX		167,704	**95,549**	**125,354**
Net exceptional (expense)	4	(13,568)	(7,169)	(5,288)
Corporate income tax	5	4,889	2,773	14,479
NET INCOME	15	149,247	**85,606**	**105,588**

Statement of cash flows

€ thousand

	2002	2001	2000
CASH FLOW	189,412	**101,167**	**127,021**
Change in working capital [1]	9,039	31,879	14,930
NET CASH PROVIDED BY OPERATIONS	198,451	**133,046**	**141,951**
Capital expenditures	(17,177)	(17,662)	(21,842)
Deferred charges	(902)	(1,083)	(2,323)
Acquisitions of shareholdings and new loans extended	(1,073,551)	(1,076,836)	(1,756,355)
Disposals of assets	236	1,523	309
Repayments of loans	1,053,540	1,115,443	1,384,009
NET CASH (USED)/PROVIDED BY INVESTMENT ACTIVITIES	(37,855)	**21,385**	**(396,203)**
Issuance of shares	563	2,978	147
Increase in reserves	36,869	24,506	6,949
Dividends paid	(46,198)	(41,138)	(35,957)
Repayment of borrowings	(7,372)	(662,811)	(651,631)
New borrowings raised	8,387	512,542	951,753
NET CASH (USED)/PROVIDED BY FINANCING ACTIVITIES	(7,751)	**(163,923)**	**271,261**
Change in cash and cash equivalents	152,845	(9,492)	17,009
Cash and cash equivalents at beginning of year	33,481	42,974	25,965
CASH AND CASH EQUIVALENTS AT END OF YEAR	186,326	**33,481**	**42,974**

Cash and cash equivalents correspond to cash and short-term deposits, less short-term bank loans and overdrafts.

[1] **ANALYSIS OF CHANGE IN WORKING CAPITAL**	2002	2001	Change
Advance payments to suppliers	6,011	6,164	153
Inventories and work in progress	84,712	81,912	(2,800)
Operating receivables	159,179	158,879	(300)
Other receivables	35,586	40,204	4,618
Accrued interest on loans and dividends receivable	1,046	322	(724)
Advances and deposits from customers	0	0	0
Operating liabilities	(174,213)	(162,903)	11,310
Miscellaneous liabilities	(60,729)	(60,047)	682
Accrued interest	(5,863)	(7,321)	(1,458)
Deferred income, deferred charges and translation adjustment	3,266	824	(2,442)
	48,995	**58,034**	**9,039**

Balance Sheet as at December 31, 2002

ASSETS € thousand

		2002			2001	2000
	Note	Cost	Depreciation/ amortization, provisions	Net	Net	Net
Intangible assets	6	42,974	25,169	17,805	20,682	22,020
Property, plant and equipment	7	199,294	143,062	56,232	57,427	57,506
Investments and other non-current assets	8	1,057,245	51,476	1,005,769	990,328	1,208,885
FIXED ASSETS, NET		1,299,513	219,707	1,079,806	**1,068,437**	**1,288,411**
Inventories and work in progress	9.1	98,110	13,398	84,712	81,912	77,183
Advance payments to suppliers		6,019	8	6,011	6,164	5,326
Trade receivables	9.2	147,048	3,193	143,855	144,644	149,947
Other operating receivables	9.2	15,324	0	15,324	14,235	15,233
Other receivables	9.2	35,586	0	35,586	40,204	45,850
Marketable securities	9.3	187,344	0	187,344	17,713	39,715
Cash		7,264	0	7,264	16,730	9,244
Prepayments and other assets	9.4	3,317	0	3,317	1,326	5,395
CURRENT ASSETS		500,013	16,599	483,414	**322,927**	**347,892**
Deferred charges	9.4	1,473	0	1,473	1,990	1,972
Conversion losses	9.4	0	0	0	0	0
TOTAL ASSETS		1,800,999	236,306	1,564,693	**1,393,354**	**1,638,275**

LIABILITIES AND SHAREHOLDERS' EQUITY (before income appropriation) € thousand

	Note	2002	2001	2000
Capital stock	10.1	**35,939**	35,377	32,399
Additional paid-in capital		**189,674**	149,887	308,118
Legal reserve		**3,538**	3,240	3,227
Untaxed reserves		**1,435**	17,725	17,303
Other reserves		**557,172**	502,172	438,143
Retained earnings		**5,817**	5,416	5,472
Net income		**149,247**	85,606	105,588
Investment subsidies		**20**	30	44
Untaxed provisions		**8,032**	7,768	8,055
Cumulative translation adjustment		**3,027**	5,944	4,448
SHAREHOLDERS' EQUITY	10.2	**953,900**	**813,165**	**922,795**
PROVISIONS FOR CONTINGENCIES AND CHARGES	11.1	**28,470**	**16,286**	**12,627**
Convertible bonds		**0**	0	0
Other bonds		**126,275**	127,696	126,941
Bank borrowings		**219,694**	212,411	368,195
Other borrowings		**1,361**	345	532
TOTAL BORROWINGS	12	**347,330**	**340,452**	**495,669**
Advances and deposits from customers		**0**	0	0
Trade payables	12.1	**86,363**	80,408	84,710
Accrued taxes and personnel expenses	12.1	**39,367**	36,773	36,794
Other operating liabilities	12.1	**48,484**	45,721	43,424
Miscellaneous liabilities	12.1	**60,728**	60,047	41,880
Deferred income		**51**	502	376
TOTAL LIABILITIES		**234,992**	**223,451**	**207,183**
Conversion gains		**0**	0	0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,564,693**	**1,393,354**	**1,638,275**

Notes to the parent company financial statements for the year ended December 31, 2002

The balance sheet at December 31, 2002 shows total assets of €1,564,693 thousand and the statement of income for the year then ended shows net income of €149,247 thousand.

The financial statements cover the 12-month period from January 1 to December 31, 2002.

The parent company is Essilor International ("Essilor").

In the following notes, all amounts are stated in thousands of euros.

Significant events of the year

The year was characterized by relatively sustained business in France and, to a greater extent, by higher export sales, notably of lenses to Essilor subsidiaries and of instruments to our U.S. distributor. In labor relations, a CASA early-termination plan for older employees was signed for two of our French sites at end-2002, with full 2002 cost provisioning. In terms of external growth, in July Essilor completed the acquisition of U.S.-based Stereo Optical, a screening-instrument manufacturer and distributor, and in December signed a joint-venture agreement with Korea's Samyung Trading to create a Korean company in January 2003.

Note 1: accounting policies

1.1 GENERAL
The financial statements of the company have been prepared in accordance with the French 1999 General Accounting Plan approved by government order of June 22, 1999, the law of April 30, 1983 and the decree of November 29, 1983.

1.2 INTANGIBLE ASSETS
Intangible assets correspond primarily to purchased goodwill, concessions, patents, licenses and software. They are stated at cost and amortized by the straight-line method over 3 to 10 years. Legally-protected purchased goodwill is not amortized.

1.3 PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at acquisition or production cost. Assets acquired prior to December 31, 1976 which were included in the 1978 legal revaluation are stated at revalued cost.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings	20 to 33 years
Building improvements	7 to 10 years
Industrial machinery, equipment and tools	3 to 10 years
Other property, plant and equipment	3 to 10 years

Differences between straight-line depreciation and reducing balance depreciation charged for tax purposes are included in untaxed provisions on the liabilities side of the balance sheet.

1.4 INVESTMENTS
Shares in subsidiaries and affiliates are stated at the lower of cost and fair value, based on estimated future cash flows. The cost of investments acquired prior to December 31, 1976 which were included in the 1978 legal revaluation corresponds to revalued cost. The revaluation difference originally credited to reserves was transferred to the capital account in 1980.

1.5 INVENTORIES AND WORK IN PROGRESS
Raw materials and goods inventories are valued at weighted average cost. Finished products, semi-finished products and work in progress are valued at standard production cost. Provisions are recorded against inventories, taking into account market prices, sales prospects and the risk of obsolescence.

1.6 RECEIVABLES AND PAYABLES
Receivables and payables in euros are stated at their nominal value. Foreign currency receivables and payables are converted into euros at the year-end exchange rate or the hedging rate. Provisions are recorded to cover any risk of non-recovery, based on the age of receivables.

1.7 MARKETABLE SECURITIES

Marketable securities, consisting primarily of *Sicav* and *FCP* mutual funds, are stated at cost. Accrued interest on units in with-profits mutual funds is credited to interest income. A provision is recorded if the net asset value of the units represents less than their cost.

1.8 FINANCIAL INSTRUMENTS

Financial instruments are used only to hedge risks on commercial transactions and identified foreign currency receivables and payables. They include forward exchange contracts and currency options.
The company uses financial instruments solely for hedging purposes. All currency transactions are subject to pre-determined position limits which are designed to optimize the protection afforded by the hedges.
The company's interest rate risk management policy consists of hedging interest rate risks.
Exchange gains and losses on financial instruments are recognized in the year in which they arise. They are based on contractual forward rates at maturity.

1.9 FOREIGN CURRENCY TRANSACTIONS

Substantially all foreign currency transactions are hedged and are converted into euros at the hedging rate.
Foreign currency receivables and payables are converted at the hedging rate, with the exception of foreign currency bank balances which are converted at the month-end exchange rate.

1.10 RETIREMENT BENEFITS

The company's obligations for the payment of retirement indemnities are funded under an insured plan. The difference between the projected benefit obligation and the fair value of plan assets is covered by provisions.

The related provisions take into account years of service, mortality and staff turnover rates, future salary levels and an appropriate discount rate.
The company's obligations for the payment of supplementary pensions to management and employees are funded under an insured plan (note 13.3).

1.11 TRANSLATION OF THE FINANCIAL STATEMENTS OF THE FOREIGN BRANCH

The financial statements of the foreign branch, Essilor Industries – which is considered as representing an independent entity – are translated into euros as follows:
Income statement items are translated at the average hedging rate for the year.
Balance sheet items are translated at the exchange rate ruling on December 31, except for:
- Reserves, which are translated at the historical rate
- Net income, which is translated at the hedging rate

The difference arising on translation is recorded in shareholders' equity under "Cumulative translation adjustment".

1.12 CORPORATE INCOME TAX (Group relief)

Essilor files a consolidated tax return with BBGR, Optim, VIP, Invoptic, Varilux University, Novisia, OSE and Essidev and pays the corporate income tax due by the tax group. Each company in the tax group records the income tax charge that would apply if it were not a member of the tax group.
In 2002, the corporate income tax due by the tax group amounted to €10,283 thousand.

Note 2: Sales

2002 NET SALES BY BUSINESS SEGMENT	France	Export	Total	% change
Corrective lenses	243,143	239,113	482,256	8.19
Contact lenses	0	0	0	-100.00
Optical instruments	23,376	50,724	74,100	11.89
Industrial equipment	9,903	44,338	54,241	37.92
Other	8,434	18,557	26,991	16.70
TOTAL	284,856	352,732	637,588	10.60

2001 NET SALES BY BUSINESS SEGMENT	France	Export	Total	% change
Corrective lenses	224,971	220,776	445,747	1.93
Contact lenses	981	1,085	2,066	-90.33
Optical instruments	22,532	43,696	66,227	10.48
Industrial equipment	6,434	32,893	39,327	-26.75
Other	10,564	12,564	23,128	32.10
TOTAL	**265,482**	**311,014**	**576,496**	**-2.26**

2000 NET SALES BY BUSINESS SEGMENT	France	Export	Total	% change
Corrective lenses	220,031	217,265	437,296	9.83
Contact lenses	10,755	10,615	21,370	0.40
Optical instruments	21,716	38,230	59,946	17.91
Industrial equipment	9,010	44,678	53,688	7.25
Other	1,175	16,332	17,508	-10.15
TOTAL	**262,687**	**327,121**	**589,808**	**9.26**

BREAKDOWN BETWEEN INTERCOMPANY AND EXTERNAL SALES FRANCE AND EXPORT	2002	2001	2000	% change 02/01
France				
Intercompany	43,644	30,687	31,591	42.22
External	241,212	234,795	231,095	2.73
Subtotal	284,856	**265,482**	**262,687**	**7.30**
Export				
Intercompany	303,545	266,850	283,989	13.75
External	49,187	44,164	43,132	11.37
Subtotal	352,732	**311,014**	**327,121**	**13.41**
TOTAL	637,588	**576,496**	**589,808**	**10.60**

Note 3: net interest income

3.1 INTEREST INCOME

	2002	2001	2000
Interest expense	(17,647)	(26,853)	(15,491)
Dividend and interest income	134,251	81,001	84,752
Net discounts	(2,134)	(2,676)	(3,850)
Provisions for losses on subsidiaries	(4,973)	2,589	(5,343)
Exchange gains and losses	2,989	(592)	(982)
Other	551	559	(342)
TOTAL	113,037	**54,027**	**58,744**

3.2 RELATED PARTY TRANSACTIONS

	Net amounts concerning			
Other information	Related parties	Other companies with which the company has capital ties	Other	Total
Income statement				
Interest expense	3,939	0	35,061	39,000
Interest income	114,708	22,634	14,695	152,037

Note 4: non-operating income and expense

	2002	2001	2000
REVENUE TRANSACTIONS	(828)	**(1,191)**	**(7,334)**
Other income and expenses from revenue transactions	(1,149)	1,589	(6,739)
Restructuring costs	321	(2,780)	(595)
CAPITAL TRANSACTIONS	4,312	**(4,660)**	**2,445**
Disposals of investments	9	(10,738)	(419)
Other income from capital transactions	4,303	6,078	2,864
PROVISION MOVEMENTS	(17,052)	**(1,318)**	**(399)**
Tax provisions	(1,263)	(3,315)	1,961
Restructuring provisions	(6,856)	2,160	(2,888)
Provisions for impairment in value	(3,557)	0	0
Other	(5,375)	(163)	528
TOTAL	(13,568)	**(7,169)**	**(5,288)**

Note 5: corporate income tax

5.1 INCOME BEFORE ENTRIES RECORDED FOR TAX PURPOSES

	2002	2001	2000
Net income	149,247	85,606	105,588
Corporate income tax	4,889	2,773	14,479
Pre-tax income	154,136	88,379	120,066
Change in untaxed provisions	264	(287)	(1,961)
Income before tax and entries recorded for tax purposes	154,400	88,092	118,105

Income for 2002 includes €116 million worth of dividends and €32 million worth of royalties which are taxed at a reduced rate.

5.2 CORPORATE INCOME TAX ANALYSIS

The corporate income tax charge breaks down as follows between operating and non-operating items:

	Before tax	Tax	After tax
2002			
Operating income after interest	167,704	(8,191)	159,512
Non-operating expense	(13,568)	3,302	(10,266)
Net income			149,246
2001			
Operating income after interest	95,549	(2,825)	92,723
Non-operating expense	(7,169)	52	(7,117)
Net income			85,606
2000			
Operating income after interest	125,354	(16,386)	108,968
Non-operating expense	(5,288)	1,907	(3,381)
Net income			105,588

5.3. DEFERRED TAXES

Assets

The future tax saving arising from non-deductible provisions breaks down as follows:

	2002	2001	2000
Provisions for vacation pay*	9,314	8,926	8,638
CSS surtax	828	785	805
Retirement indemnities	10,382	6,410	6,647
Other	2,072	2,090	114
TOTAL	**22,596**	**18,211**	**16,203**
Unrecognized deferred tax asset (35.44% tax rate)	8,008	6,454	5,905

* The company has elected to apply the provisions of article 8 of the 1987 Finance Act, allowing the deduction of vacation pay on a cash basis. The provision is therefore not deductible, giving rise to a future tax saving.

Liabilities

No deferred taxes are recognized in the balance sheet. Recognition of deferred taxes on timing differences would have the effect of increasing the corporate income tax charge by €3,368 thousand as follows:

	At Dec. 31, 2000	Increase 2001	Decrease 2001	At Dec. 31, 2001	Increase 2002	Decrease 2002	At Dec. 31, 2002
Foreign investment	43	0	43	0	0	0	0
Excess tax depreciation	8,011	2,612	2,855	7,768	3,251	2,988	8,031
Other	1,972	1,083	1,065	1,990	902	1,419	1,473
TOTAL	**10,026**	**3,695**	**3,963**	**9,758**	**4,153**	**4,407**	**9,504**
Unrecognized deferred tax liability (35.44% tax rate)	3,654			3,458			3,368

Note 6: intangible assets

	At January 1	Acquisitions	Disposals	Other movements	Amortization and provisions	At December 31
2002						
Concessions	35,815	4,603	3,143	3,054		40,328
Purchased goodwill	435					435
Other intangibles	3,663	1,645		(3,097)		2,211
AT COST	**39,912**	**6,248**	**3,143**	**(44)**		**42,974**
Amortization and provisions	19,230				5,939	25,169
NET	**20,682**					**17,805**
2001						
Concessions	31,403	1,839	436	3,009		35,815
Purchased goodwill	459		24			435
Other intangibles	4,756	1,862	11	(2,944)		3,663
AT COST	**36,618**	**3,701**	**471**	**65**		**39,912**
Amortization and provisions	14,598				4,632	19,230
NET	**22,020**					**20,682**
2000						
Concessions	25,150	3,855	104	2,502		31,403
Purchased goodwill	459					459
Other intangibles	3,647	3,529		(2,420)		4,756
AT COST	**29,256**	**7,384**	**104**	**82**		**36,618**
Amortization and provisions	10,293				4 305	14,598
NET	**18,963**					**22,020**

Note 7: property, plant and equipment

	At January 1	Acquisitions	Disposals	Other movements	Depreciation and provisions	At December 31
2002						
Land	7,002	13	0	0		7,015
Buildings	71,640	1,407	966	2,192		74,273
Industrial machinery and equipment	72,828	3,849	2,896	259		74,040
Other	40,111	2,216	3,013	(658)		38,656
Assets under construction	4,989	3,971	0	(4,228)		4,732
Advance payments to suppliers	882	575	0	(879)		578
COST	**197,452**	**12,031**	**6,875**	**(3,314)**		**199,294**
Depreciation	140,025				3,037	143,062
NET	**57,427**					**56,232**
2001						
Land	6,757	249	4	0		7,002
Buildings	69,771	2,217	2,168	1,821		71,640
Industrial machinery and equipment	70,984	4,081	4,351	2,114		72,828
Other	39,638	2,605	3,103	971		40,111
Assets under construction	4,443	3,776	93	(3,137)		4,989
Advance payments to suppliers	1,058	615	2	(789)		882
COST	**192,651**	**13,542**	**9,721**	**980**		**197,452**
Depreciation	135,145				4,880	140,025
NET	**57,506**					**57,427**
2000						
Land	6,709	77	28	0		6,757
Buildings	69,121	1,770	2,017	896		69,771
Industrial machinery and equipment	67,224	4,225	2,331	1,866		70,984
Other	35,532	3,605	1,279	1,780		39,638
Assets under construction	4,516	3,114		(3,187)		4,443
Advance payments to suppliers	148	1,050		(139)		1,058
COST	**183,250**	**13,840**	**5,654**	**1,216**		**192,651**
Depreciation	129,173				5,972	135,145
NET	**54,077**					**57,506**

Note 8: investments and other non-current assets

8.1 INVESTMENTS AND OTHER NON-CURRENT ASSETS

	At January 1	Acquisitions	Disposals	Other movements	Provisions	At December 31
2002						
Shares in subsidiaries and affiliates	723,184	33,389	69	(55,415)		701,089
Loans to subsidiaries and affiliates	310,702	1,056,700	1,069,355	(301)		297,746
Other long-term investments	1,168	55	0	55,415		56,638
Loans	1,232	2	3	0		1,231
Other non-current assets	545	86	80	(10)		541
COST	**1,036,831**	**1,090,232**	**1,069,506**	**(312)**		**1,057,245**
Provisions	46,502				4,973	51,475
NET	**990,328**					**1,005,770**
2001						
Shares in subsidiaries and affiliates	887,678	32,213	200,211	3,504		723,184
Loans to subsidiaries and affiliates	390,112	1,065,349	1,142,409	(2,351)		310,702
Other long-term investments	1,168	0	0	0		1,168
Loans	1,237	0	5	0		1,232
Other non-current assets	511	110	79	3		545
COST	**1,280,706**	**1,097,672**	**1,342,704**	**1,156**		**1,036,831**
Provisions	71,820				(25,318)	46,502
NET	**1,208,886**					**990,328**
2000						
Shares in subsidiaries and affiliates*	592,650	234,647	368	60,750		887,678
Loans to subsidiaries and affiliates	308,224	1,487,274	1,345,010	(60,376)		390,112
Other long-term investments	1,372		204			1,168
Loans	1,238	60,001	60,002			1,237
Other non-current assets	380	273	146	4		511
COST	**903,864**	**1,782,194**	**1,405,730**	**377**		**1,280,706**
Provisions	67,186				4,635	71,820
NET	**836,678**					**1,208,886**

* The 2000 figure includes the acquisition of Essilor shares by the company, in connection with the sale of Compagnie de Saint-Gobain's interest, for €202 million.

8.2 SUBSIDIARIES AND AFFILIATES

Investments with a gross carrying value representing	Capital stock	Reserves	Book Value Cost	Book Value Net	Loans and advances made by the company	Guarantees given by the company	Last published sales	Last published net income/(loss)	Dividends received during the year
More than 1% of the company's capital									
French companies	64,784	640,364	130,059	128,245	1,829	1,580	183,480	58,971	30,435
International subsidiaries	167,291	464,909	569,092	524,388	277,191	95,293	2,077,842	114,004	84,890
Less than 1% of the company's capital									
French companies	80	(564)	81	81	0	90	9,925	512	0
International subsidiaries	6,920	12,965	1,856	1,856	10,799	8,564	87,706	11,434	673

N.B. As allowed under paragraph 11 of article 24 of decree no. 83.1020 of November 29, 1983, detailed information by subsidiary is not provided as its disclosure would be prejudicial to the company's interests. Additional information is provided in the consolidated financial statements, by geographic area.

8.3 RELATED PARTY TRANSACTIONS

Other information	Net amounts concerning: Related parties	Other companies with which the company has capital ties	Other	Total
Investments (net)				
Shares in subsidiaries and affiliates*	527,219	127,352		654,571
Loans to subsidiaries and affiliates	295,483	1,780	484	297,747
TOTAL INVESTMENTS (NET)	**822,702**	**129,132**	**484**	**952,318**

* Including Essilor shares for €45 million.

8.4 ANALYSIS OF LONG-TERM LOANS AND RECEIVABLES BY MATURITY

	2002	2001	2000
More than one year	124,115	124,119	124,092
Less than one year	175,403	188,360	267,768
TOTAL	**299,518**	**312,479**	**391,861**

Note 9: current assets

9.1 INVENTORIES

	2002	2001	2000
Raw materials and other supplies	35,708	37,182	36,031
Traded goods	9,681	8,494	9,692
Finished and semi-finished products and work in progress	52,721	48,287	44,334
Cost	98,110	**93,963**	**90,058**
Provisions	(13,398)	(12,052)	(12,875)
TOTAL	84,712	**81,911**	**77,182**

9.2. ANALYSIS OF RECEIVABLES BY MATURITY

	2002	2001	2000
More than one year	0	0	0
Less than one year	203,977	208,008	219,422
TOTAL	203,977	**208,008**	**219,422**

9.3 MARKETABLE SECURITIES

	2002		2001		2000	
	Cost	Net	Cost	Net	Cost	Net
Sicav mutual funds	186,603	186,603	17,557	17,557	39,155	39,155
FCP mutual funds and money market securities	179	179	156	156	156	156
Quoted securities	0	0	0	0	0	0
Currency options	561	561	0	0	405	405
TOTAL	187,344	187,344	**17,713**	**17,713**	**39,715**	**39,715**

Market values of marketable securities are as follows:

	2002	2001	2000
Book value	187,344	17,713	39,715
Market value	187,344	17,713	39,765
Unrealized gain	0	0	50

9.4 ACCRUALS

Prepaid expenses

	2002	2001	2000
Operating expenses	518	971	1,091
Interest expense	2,799	355	4,304
TOTAL	3,317	**1,326**	**5,395**

Deferred charges

Deferred charges are amortized over 3 to 5 years, including €833 thousand to be charged to 2003 income, €429 thousand to be charged to 2004 income, €185 thousand to be charged to 2005 income and €26 thousand to be charged to 2006 income.

	2002	2001	2000
Net at January 1	1,990	1,972	592
Additions	902	1,083	2,323
Amortization	1,419	1,065	942
NET AT DECEMBER 31	1,473	**1,990**	**1,972**

9.5 RELATED PARTY TRANSACTIONS

	Net amounts concerning			
Other information	Related parties	Other companies with which the company has capital ties	Other	Total
Current assets (net)				
Trade receivables	58,875	3,096	85,077	147,048
Other receivables	21,450	619	28,841	50,910
TOTAL CURRENT ASSETS (NET)	**80,325**	**3,715**	**113,918**	**197,958**

9.6 ACCRUED INCOME

	2002	2001	2000
Investments			
- Loans to subsidiaries and affiliates	5,449	98	5,201
Receivables			
- Trade receivables	6,076	7,155	2,029
- Other receivables	657	1,369	1,305
TOTAL	12,182	**8,622**	**8,535**

Note 10: shareholders' equity

10.1 CAPITAL STOCK

	At January 1	Number of shares Issued	Cancelled	Exchanged	At December 31	Par value in €
Common stock	101,075,891	1,607,722	0	0	102,683,613	0.35
Preferred, non-voting stock	0	0	0	0	0	0
TOTAL	**101,075,891**	**1,607,722**	**0**	**0**	**102,683,613**	**0.35**

10.2 CHANGES IN SHAREHOLDERS' EQUITY

Before appropriation of income

	2002	2001	2000
Due to changes in structure:			
Capital stock	**563**	2,978	147
Additional paid-in capital	**39,787**	(158,231)	10,281
Reserves and cumulative translation adjustment	**(2,917)**	1,455	1,130
Dividends paid*	**(46,198)**	(41,138)	(40,420)
Other:			
Net income for the year	**149,247**	85,606	105,588
Untaxed provisions	**263**	(286)	(1,961)
Revaluation difference	**0**	0	0
Investment subsidies	**(9)**	(14)	(12)
TOTAL	**140,735**	**(109,631)**	**74,754**

* Including "précompte" equalization tax of €5.2 million

2002

The capital was increased to €35,939 thousand through the issuance of 1,607,722 common shares, including 374,562 shares issued to the Essilor Corporate Mutual Funds and 1,233,160 shares issued on exercise of stock subscription options.

The new shares carried dividend and voting rights as from January 1, 2002.

2001

In the above table, the 10-for-1 stock-split is shown as having taken place at the beginning of the year to make the table clearer. In March 2001, Essilor reduced its capital by canceling 6,380,010 common shares and 30,260 preferred non-voting shares. On March 22, 2001, the capital was converted into euros and the par value of the shares was rounded up to €0.35. The resulting capital increase was paid up by capitalizing reserves.

In August 2001, Essilor exchanged 381,180 preferred non-voting shares for the same number of common shares. In September 2001, the company cancelled the remaining 152,740 preferred non-voting shares.

During the year, the capital was increased to €35,377 thousand through the issuance of 1,377,911 common shares, including 452,860 shares issued to the Essilor Corporate Mutual Funds and 925,051 shares issued on exercise of stock subscription options.

The new shares carried dividend and voting rights as from January 1, 2001.

2000

The capital was increased to €32,399 thousand through the issuance of 48,352 common shares to the Essilor Corporate Mutual Funds.

The new shares carried dividend and voting rights as from January 1, 2000.

Note 11: provisions

11.1 PROVISIONS FOR CONTINGENCIES AND CHARGES

	At January 1	Increases	Releases	At December 31
2002				
Provisions for pensions	6,459	3,972	27	10,404
Provisions for losses in subsidiaries and affiliates	503	0	0	503
Provisions for restructuring*	1,064	6,856	869	7,051
Other	8,260	6,727	4,475	10,512
TOTAL	**16,286**	**17,555**	**5,371**	**28,470**
2001				
Provisions for pensions	6,761	351	653	6,459
Provisions for losses in subsidiaries and affiliates	571	0	68	503
Provisions for restructuring	3,224	620	2,780	1,064
Other	2,071	8,021	1,832	8,260
TOTAL	**12,627**	**8,992**	**5,333**	**16,286**
2000				
Provisions for pensions	7,196	0	435	6,761
Provisions for losses in subsidiaries and affiliates	68	503	0	571
Provisions for restructuring	336	3,483	595	3,224
Other	2,785	2,151	2,865	2,071
TOTAL	**10,385**	**6,136**	**3,895**	**12,627**

* Restructuring provisions for the year include €6,787 thousand for the introduction of a CASA early-termination plan for older employees, in accordance with current legislation. The measure concerned 155 employees.

The difference between the sum of the movements shown in the above table and the amount recorded in the income statement for depreciation, amortization and provisions corresponds to movements in depreciation, amortization and provisions charged against assets.

11.2. UNTAXED PROVISIONS

	At January 1	Increases	Releases	At December 31
2002				
UNTAXED PROVISIONS	**7,768**	**3,251**	**2,988**	**8,031**
Excess tax depreciation	7,768	3,251	2,988	8,031
2001				
UNTAXED PROVISIONS	**8,055**	**2,612**	**2,898**	**7,768**
Excess tax depreciation	8,012	2,612	2,855	7,768
Foreign investment	43	0	43	0
2000				
UNTAXED PROVISIONS	**10,016**	**2,327**	**4,289**	**8,054**
Excess tax depreciation	9,326	2,327	3,642	8,011
Foreign investment	690	0	647	43

11.3 PROVISIONS FOR IMPAIRMENT IN VALUE

	At January 1	Increases	Releases	At December 31
2002				
PROVISIONS FOR IMPAIRMENT IN VALUE	**61,315**	**27,677**	**20,917**	**68,075**
Inventories	12,052	13,398	12,052	13,398
Receivables	2,752	629	188	3,193
Shares in subsidiaries and affiliates	44,245	13,650	8,677	49,218
Other investments	2,258	0	0	2,258
Other	8	0	0	8
2001				
PROVISIONS FOR IMPAIRMENT IN VALUE	**87,771**	**17,710**	**44,166**	**61,315**
Inventories	12,875	12,052	12,875	12,052
Receivables	3,066	0	314	2,752
Shares in subsidiaries and affiliates	52,816	7,059	15,630	44,245
Other investments	19,006	(1,401)	15,347	2,258
Other	8	0	0	8
2000				
PROVISIONS FOR IMPAIRMENT IN VALUE	**83,053**	**25,046**	**20,329**	**87,771**
Inventories	12,599	12,875	12,599	12,875
Receivables	3,260	420	614	3,066
Shares in subsidiaries and affiliates	50,139	9,588	6,911	52,816
Other investments	17,047	2,163	204	19,006
Other	8	0	0	8

Note 12: debt

12.1 MATURITIES OF DEBT

	2002	2001	2000
DUE IN LESS THAN ONE YEAR	**250,312**	**232,649**	**370,499**
Borrowings	15,371	8,483	163,691
Operating liabilities	174,213	164,119	164,928
Other liabilities	60,728	60,047	41,880
DUE IN ONE TO FIVE YEARS	**331,959**	**60,010**	**60,019**
Borrowings	331,959	60,010	60,019
Operating liabilities			
Other liabilities			
DUE BEYOND FIVE YEARS	**0**	**271,959**	**271,959**
Borrowings		271,959	271,959
Operating liabilities			
Other liabilities			
TOTAL	**582,271**	**564,618**	**702,477**

ANALYSIS BY MATURITY (TOTAL DEBT)			
2001			370,499
2002		232,649	9
2003	250,312	10	10
2004	60,000	60,000	60,000
2005			
2006	121,959	121,959	121,959
2007	150,000	150,000	150,000
2008			
ANALYSIS BY CURRENCY (FINANCIAL DEBT)			
CHF			260
EUR	114,347	218,493	361,615
FRF			11,834
USD	231,959	121,959	121,959
GBP	1,024		

12.2 RELATED PARTY TRANSACTIONS

	Net amounts concerning			
Other information	Related parties	Other companies with which the company has capital ties	Other	Total
Liabilities				
Trade payables	13,613	4,477	68,273	86,363
Other operating liabilities	2,017	15	85,819	87,851
Other liabilities	55,430	0	5,300	60,729
TOTAL LIABILITIES	**71,059**	**4,492**	**159,392**	**234 943**

12.3 ACCRUED CHARGES

	2002	2001	2000
Accrued interest	**5,863**	7,320	7,331
Advances and deposits from customers			
Trade payables (goods received but not yet invoiced)	**32,488**	34,454	39,398
Accrued taxes and personnel costs			
- Vacation pay	**17,887**	17,633	16,008
- Incentive bonuses	**2,164**	1,525	1,994
- Other	**8,104**	5,808	5,984
Other debts	**46,898**	45,286	43,287
TOTAL	**113,404**	**112,026**	**114,002**

Note 13: off-balance sheet commitments

13.1 FINANCIAL COMMITMENTS

	2002	2001	2000
COMMITMENTS GIVEN			
Guarantees	**122,326**	129,698	101,328
COMMITMENTS RECEIVED			
Guarantees	**2,980**	2,965	2,846

FORWARD EXCHANGE CONTRACTS

At December 31, 2002, forward sales of foreign currencies totaled €404,944 thousand and forward purchases amounted to €56,800 thousand.

CURRENCY OPTIONS

At December 31, 2002, currency options acquired as hedges of business transactions consisted of calls totaling €20,408 thousand.

INTEREST RATE SWAPS

At December 31, 2002, cross-currency U.S. dollar swaps totaling €232 million with maturities in 2004, 2006 and 2007 notably concerned:

- the €122 million 1996 bonds for which a fixed rate swap has been negotiated through July 3, 2006.
- the €60 million floating rate borrowing set up in 2000 that has been swapped for a fixed rate through October 29, 2004.

13.2 COMMITMENTS UNDER FINANCE LEASES

2002

ASSETS ACQUIRED UNDER FINANCE LEASES	Cost at inception of the lease	Depreciation: For the year	Depreciation: Accumulated	Net
Land	779			779
Buildings	20,720	1,036	8,223	12,497
TOTAL	**21,499**	**1,036**	**8,223**	**13,276**

LEASE COMMITMENTS	Lease payments: For the year	Lease payments: Cumulative	Future minimum lease payments: 1 year	Future minimum lease payments: 1 to 5 years	Future minimum lease payments: Beyond 5 years	Future minimum lease payments: Total	Residual value
Land	13	1,320	12	14		25	
Buildings	2,082	18,777	1,485	8,076		9,561	5,148
TOTAL	**2,094**	**20,098**	**1,496**	**8,090**	**0**	**9,586**	**5,148**

2001

ASSETS ACQUIRED UNDER FINANCE LEASES	Cost at inception of the lease	Depreciation: For the year	Depreciation: Accumulated	Net
Land	779			779
Buildings	20,720	1,036	7,187	13,533
TOTAL	**21,499**	**1,036**	**7,187**	**14,312**

LEASE COMMITMENTS	Lease payments: For the year	Lease payments: Cumulative	Future minimum lease payments: 1 year	Future minimum lease payments: 1 to 5 years	Future minimum lease payments: Beyond 5 years	Future minimum lease payments: Total	Residual value
Land	35	1,307	11	25		36	
Buildings	2,354	16,696	1,386	9,561		10,947	5,148
TOTAL	**2,389**	**18,003**	**1,396**	**9,586**	**0**	**10,983**	**5,148**

2000

ASSETS ACQUIRED UNDER FINANCE LEASES	Cost at inception of the lease	Depreciation: For the year	Depreciation: Accumulated	Net
Land	779			779
Buildings	8,744	448	6,151	2,593
TOTAL	**9,523**	**448**	**6,151**	**3,372**

LEASE COMMITMENTS	Lease payments: For the year	Lease payments: Cumulative	Future minimum lease payments: 1 year	Future minimum lease payments: 1 to 5 years	Future minimum lease payments: Beyond 5 years	Future minimum lease payments: Total
Land	50	1,273	31	36		67
Buildings	528	14,341	319	210		529
TOTAL	**578**	**15,614**	**350**	**246**	**0**	**596**

13.3 EMPLOYEE BENEFIT COMMITMENTS

Supplementary pensions

The company's obligations under supplementary pension plans in favor of management and certain other long-serving employees were revalued in 2002, using the projected benefit method, based on a rate of salary increases corresponding to inflation plus 2.5% and a discount rate corresponding to inflation plus 4.5%.
The total obligation at December 31, 2002 stood at €14,991 thousand including €12,351 thousand funded under insured plans by the end of the year.

	2002	2001	2000
Application of a discount rate	**Yes**	Yes	Yes
Projected benefit obligation	**14,991**	9,673	29,907
Fair value of plan assets	**12,351**	12,937	12,840
Unfunded obligation	**2,640**	(3,264)	17,067
Amortization period	**19 years**		9 to 21 years

Long-service awards

The company's obligation for the payment of statutory long-service awards, in application of French labor laws, collective bargaining agreements and trade union agreements, was estimated at €2,103 thousand at December 31, 2001. This amount corresponds to the discounted present value of the obligation, determined by applying a discount rate equal to the inflation rate plus 4.50%. The assumptions used have not changed significantly, and this obligation has not been reevaluated at December 31, 2002.

Note 14: employee data

14.1 AVERAGE NUMBER OF EMPLOYEES

BREAKDOWN OF AVERAGE NUMBER OF EMPLOYEES	**2002**	2001	2000
Management	**710**	662	652
Supervisory and administrative	**1,301**	1,297	1,308
Production	**1,476**	1,516	1,615
TOTAL	**3,487**	**3,475**	**3,575**

14.2 MANAGEMENT REMUNERATION

In accordance with article 24-18 of the decree of November 29, 1983 no loans or advances have been paid to management.

Total remuneration and benefits paid to directors and senior management amounted to:

- €1,309 thousand in 2002
- €1,219 thousand in 2001
- €1,146 thousand in 2000.

Note 15: Five-year financial summary

	2002	2001	2000	1999	1998
CAPITAL AT YEAR-END					
Capital stock	**35,939**	35,377	32,399	32,251	31,179
Number of common shares outstanding*	**102,683,613**	101,075,891	10,569,681	10,521,329	10,169,471
o/w treasury stock*	**1,450,645**	1,000,000	741,027		
Number of preferred, non-voting shares outstanding	**0**	0	56,418	56,418	56,418
RESULTS OF OPERATIONS					
Net sales	**637,588**	576,496	589,808	539,810	517,503
Income before tax, depreciation, amortization and provisions	**196,165**	83,039	139,985	102,734	137,701
Corporate income tax	**4,889**	2,773	14,479	7,914	15,106
Employee profit-sharing	**0**	0	0	0	0
Net income	**149,247**	85,606	105,588	89,528	100,102
Total dividends	**50,616**	41,031	38,721	35,971	32,744
PER SHARE DATA					
Income after tax and employee profit sharing, before depreciation, amortization and provisions, excluding treasury stock*	**1.89**	0.80	12.70	8.96	11.99
Net income, excluding treasury stock*	**1.47**	0.86	10.68	8.46	9.79
Net dividend per common share*	**0.50**	0.41	3.90	3.40	3.20
Net dividend per preferred, non-voting share	**0**	0	4.02	3.52	3.32
EMPLOYEE DATA					
Average number of employees	**3,487**	3,475	3,575	3,533	3,574
Total payroll	**116,276**	111,050	107,619	104,415	101,103
Total benefits	**52,465**	48,671	49,470	47,589	46,403

* In 2001, the number of shares increased tenfold following the 10-for-1 stock-split.

Statutory Auditors' Report on the financial statements

for the year ended December 31, 2002

In accordance with the terms of our appointment at the General Shareholders' Meeting, we hereby submit our report for the year ended December 31, 2002, on:

- our audit of the financial statements of Essilor International., as attached to this report,
- the specific procedures and information required by law.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

I. OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with French generally accepted auditing standards. These standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements have been properly prepared in accordance with generally accepted French accounting standards and give a true and fair view of the assets and liabilities and financial position of the company at December 31, 2002 and the results of operations for the year then ended.

II. SPECIFIC PROCEDURES AND INFORMATION

We have also performed the specific procedures required by law, in accordance with professional standards applied in France.

We are satisfied that the information given in the report of the Board of Directors and the documents sent to shareholders on the financial position and financial statements is fairly stated and agrees with those financial statements.

In accordance with the law, we have also verified that details of controlling and other interests acquired during the year and the identity of shareholders are disclosed in the report of the Board of Directors.

Paris, March 13, 2003

The Statutory Auditors

PricewaterhouseCoopers Audit — Liliane Tellier

Cabinet Dauge et Associés — Gérard Dauge, Philippe Tissier

Members of Compagnie Régionale de Paris

Statutory Auditors' Special Report on agreements involving directors

for the year ended December 31, 2002

In our capacity as Statutory Auditors of Essilor International, we are required to report to shareholders on agreements involving directors that have been disclosed to us by the company's management.

Our responsibility does not include identifying any undisclosed agreements.

We have not been informed of any agreements involving directors governed by Article L 225-38 of the Commercial Code.

Paris, March 13, 2003

The Statutory Auditors

PricewaterhouseCoopers Audit — Liliane Tellier

Cabinet Dauge et Associés — Gérard Dauge, Philippe Tissier

Members of Compagnie Régionale de Paris



General information about the company and its capital

General information about the company

Bylaws

Essilor International (Compagne Générale d'Optique) is a *société anonyme* (joint stock corporation) governed by the laws of France, including the Commercial Code. It was founded in 1971 for a period ending on October 6, 2070. The company's registered office is located at 147, rue de Paris - 94227 Charenton le Pont and it is registered in Créteil under no. 712 049 618 RCS Créteil. The APE business identifier code is 334 A (headquarters code: 741 J).

The company's corporate purpose is, in any and all countries, to:

- design, manufacture, purchase, sell and trade in any and all eyewear and optical products, including to manufacture, purchase and sell frames, sunglasses, protective glasses and other protective equipment, and eyeglass and contact lenses;
- design and/or manufacture, purchase, sell and/or market any and all optical ophthalmics instruments and materials as well as any and all material and equipment for the screening, detection, diagnosis, measure or correction of physiological handicaps, for professional or private use;
- design and/or develop, purchase and/or sell computer software, programs and related services;
- conduct research, clinical trials, tests, training, technical assistance and engineering services in relation to the above activities;
- provide any and all services and assistance related to the above activities, including consulting, accounting, audit, logistics and cash management services.

The company's fiscal year runs from January 1 to December 31.

Corporate documents and information are available for consultation at the company's registered office, 147, rue de Paris - 94227 Charenton-le-Pont.

Specific provisions of the bylaws

General Shareholders' Meetings (article 24)

All holders of common shares are entitled to participate in General Shareholders' Meetings, whatever the number of shares held provided that they have been paid up to the extent called.

General Shareholders' Meetings are called and conduct business in accordance with the applicable laws and regulations.

To be entitled to participate in General Shareholders' Meetings in person or by proxy:

- holders of registered shares must be listed as the shareholder of record in the company's share register;
- holders of bearer shares must obtain a certificate from their bank or broker stating that their shares have been placed in a blocked account, preventing their sale up to the date of the Meeting. The certificate must be filed at the address specified in the notice of meeting.

These formalities must be completed at least two days prior to the date of the General Shareholders' Meeting.

Shareholders may give proxy only to their spouse or to another shareholder. Each shareholder present or represented at the Meeting has a number of votes equal to the number of shares represented, directly or by proxy, without limit.

Appropriation of income (article 28)

At least 5% of net income for the year, less any losses carried forward from prior years, must be credited to the legal reserve, until such time as the legal reserve represents one-tenth of the company's capital stock. In the case of any increase in capital, similar credits must be made until the legal reserve represents one-tenth of the new capital.

Income available for appropriation corresponds to net income for the year, less any losses carried forward from prior years and any amounts credited to the legal reserve, plus any income carried forward from prior years.

This amount may be appropriated as follows:

- all of part of income available for appropriation may be carried forward as retained earnings or appropriated to any extraordinary, special-purpose or other reserves;
- the amount remaining, if any, is used to pay a non-cumulative first dividend on common shares, equal to 6% of the paid-up par value of the shares;
- any balance remaining after the above appropriations and distributions is shared among all the shareholders;
- the Annual Shareholders' Meeting may offer shareholders the option of receiving all or part of the dividend in the form of new shares, subject to compliance with the applicable laws and regulations;

The Annual Shareholders' Meeting may also decide to distribute funds deducted from distributable reserves. In this case, the related resolution should specify the reserve account from which the funds are to be deducted.

Form of the shares (article 10)
Fully paid-up shares may be held in either registered or bearer form, at the discretion of shareholders.

The company may, at any time subject to compliance with the applicable laws and regulations, request information from the share clearing organization about the identity of holders of shares and securities convertible, redeemable, exchangeable or otherwise exercisable for shares carrying rights to vote at General Shareholders' Meetings.

Any shareholder that acquires or raises its interest to 1.5% of voting rights is required to disclose the interest to the company within fifteen days, by registered letter sent to the company's registered office with return receipt requested. The same formalities are required when shareholders acquire or raise their interest to 3.5% of voting rights.

Disclosure is also required, within the same maximum period, of any reduction in a shareholder's interest in terms of voting rights to below either of the above thresholds.

Double voting rights (article 24)
Since June 22, 1974, double voting rights have been attributed to all fully paid-up shares registered in the name of the same holder for at least two years.

The holding period was raised to five years at the Extraordinary Shareholders' Meeting of June 11, 1983 and reduced to two years at the Extraordinary Shareholders' Meeting of March 3, 1997.

In the case of a bonus share issue paid up by capitalizing reserves, income or additional paid-in capital, the registered bonus shares allotted in respect of shares carrying double voting rights will also carry double voting rights.

If the company is merged, the double voting rights will be exercisable at Shareholders' Meetings of the surviving company, provided that the bylaws of the surviving company include double voting right provisions.

If any registered shares are converted to bearer shares or transferred to another shareholder, the double voting right on those shares will be forfeited. However, double voting rights will not be forfeited if registered shares are transferred by way of succession, or the liquidation of the marital estate, or a gift between spouses or to a relative in the direct line of succession, and the change of ownership will not be taken into account in determining the two-year minimum holding period referred to above.

In accordance with the law, double voting rights may not be abolished by the Extraordinary Shareholders' Meeting unless this decision is first approved by a special meeting of holders of shares with double voting rights.

Voting restrictions
The company's bylaws do not contain any restrictions on the exercise of voting rights.

Sales of shares
Shares are freely negotiable and are indivisible vis-à-vis the company.

Paying agent
Euro Emetteur Finance.

General information about the company's capital

Authorized capital
At the Extraordinary Shareholders' Meeting of May 3, 2001, the Board of Directors was granted the following authorizations:

• Authorization to issue shares and share equivalents, with pre-emptive subscription rights, for a maximum of:
- €15 million for share issues
- €450 million or the equivalent in foreign currency for debt securities (total issued amount).

• Authorization to issue shares and share equivalents, without pre-emptive subscription rights but with a priority subscription period for issues carried out in France, with the same limits as above.

• Authorization to issue bonus shares paid up by capitalizing reserves, for a maximum of €80 million.

These three authorizations, given for a period of 26 months, have not been used.

• Authorization to increase the capital, at the Board's discretion, even while a takeover bid for the company is in progress. This authorization was given for a period commencing on the date of the Annual Shareholders' Meeting - May 13, 2002 - and ending at the Annual Shareholders' Meeting called to approve the 2002 financial statements. It has not been used.

Potential shares
The exercise of all the stock options exercisable for newly-issued shares that were outstanding at December 31, 2002 would result in the issuance of 2,552,012 new shares.

Stock subscription options outstanding at December 31, 2002 and March 31, 2003

Date of grant by the Board	Number of options granted	o/w options granted to the Executive Committee	Exercise price in €	Number of options outstanding at Dec. 31, 2002	Number of options outstanding at Mar. 31, 2003
September 20, 1995	327,380	12,840	12.608	0	0
May 6, 1996	50,000	50,000	18.980	0	0
November 27, 1996	1,559,040	129,560	20.992	0	0
March 19, 1997	15,000	15,000	22.959	15,000	0
April 30, 1997	23,000	0	22.989	2,170	1,670
March 11, 1998	50,000	50,000	27.166	40,000	40,000
June 24, 1998	50,000	25,000	37.076	50,000	50,000
September 16, 1998	10,000	0	33.234	10,000	10,000
November 25, 1998	1,313,000	329,000	32.777	1,069,368	1,069,368
November 24, 1999	11,000	0	27.807	11,000	11,000
January 26, 2000	142,280	0	28.800	134,685	134,650
March 15, 2000	65,000	50,000	25.800*	65,000	65,000
September 13, 2000	25,000	25,000	31.483*	25,000	25,000
November 15, 2000	141,000	120,000	28.763*	141,000	141,000
January 31, 2001	20,000	0	32.780*	20,000	20,000
November 14, 2001	160,660	30,000	31.240*	156,839	154,703
November 20, 2002	812,580	243,000	40.670*	811,950	809,950
TOTAL	**4,774,940**	**1,079,400**		**2,552,012**	**2,532,341**

* Options granted without any discount to the benchmark price

The exercise price is determined by reference to the average of the opening prices quoted for the company's shares over the twenty trading days that precede the Board of Directors' decision to grant the options. Up until January 2000, options were granted at a discount to the above average price but no discount was offered for subsequent grants.

Movements affecting stock subscription options outstanding at December 31, 2002 and March 31, 2003

	At Dec. 31, 2002	Including in 2002	At Mar. 31, 2003	Including in 2003
Options granted	4,774,940	812,580	4,774,940	
Options canceled	152,577	12,187	154,985	2,408
Options exercised	2,070,351	1,233,160	2,087,614	17,263
Options outstanding*	2,552,012		2,532,341	

* Representing 2.49% of the company's capital at December 31, 2002

Stock purchase options outstanding at December 31, 2002 and March 31, 2003

Date of grant by the Board	Number of options granted	o/w options granted to the Executive Committee	Exercise price in €	Number of options outstanding at Dec. 31, 2002	Number of options outstanding at Mar. 31, 2003
November 14, 2001	670,250	200,000	31.24	662,503	655,084
TOTAL	**670,250**	**200,000**		**662,503**	**655,084**

The General Shareholders' Meeting of January 18, 2001 authorized the Board of Directors to grant options, for the first time, to purchase shares of the company bought back on the market. The exercise price of the November 14, 2001 stock purchase options is equal to the average of the opening prices quoted for the company's shares over the twenty trading days that preceded the Board of Directors' decision to grant the options.
No new stock purchase options were granted in 2002 or 2003.

Movements affecting stock purchase options outstanding at December 31, 2002 and March 31, 2003

	At Dec. 31, 2002	Including in 2002	At Mar. 31, 2003	Including in 2003
Options granted	670,250		670,250	
Options canceled	5,250	5,250	12,669	7,419
Options exercised	2,497	2,497	2,497	
Options outstanding*	662,503		655,084	

* Representing 0.65% of the company's capital at December 31, 2002.

Changes in capital over the last five years

€ thousand

	Number of shares issued	Par value	Premium	New capital	New number of shares
Capital stock at December 31, 1997				**29,993**	**9,837,092**
Issuance of shares to the Essilor Corporate Mutual Funds	34,010	104	9,162	30,097	9,871,102
Exercise of stock options	65,727	200	4,936	30,297	9,936,829
Conversion of 57,812 convertible bonds	289,060	881	32,337	31,178	10,225,889
Capital stock at December 31, 1998				**31,178**	**10,225,889**
Issuance of shares to the Essilor Corporate Mutual Funds	40,230	123	10,355	31,301	10,266,119
Exercise of stock options	34,133	104	2,974	31,405	10,300,252
Conversion of 55,499 convertible bonds	277,495	846	30,994	32,251	10,577,747
Capital stock at December 31, 1999				**32,251**	**10,577,747**
Issuance of shares to the Essilor Corporate Mutual Funds	48,352	148	10,281	32,399	10,626,099
Capital stock at December 31, 2000				**32,399**	**10,626,099**
Cancellation of treasury stock	(641,027)	(1,954)	(174,246)	30,445	
Conversion of the capital into euros		4,522	(4,522)	34,967	
Buyback and cancellation of preferred non-voting stock	(15,274)	(54)	(4,987)	34,913	9,969,798
10-for-1 stock-split				34,913	99,697,980
Exercise of stock subscription options	925,051	305	14,067	35,218	
Issuance of shares to the Essilor Corporate Mutual Funds	452,860	159	11,457	35,377	
Capital stock at December 31, 2001				**35,377**	**101,075,891**
Issuance of shares to the Essilor Corporate Mutual Funds	374,562	131	12,413	35,508	101,450,453
Exercise of stock subscription options	1,233,160	431	27,374	35,939	102,683,613
Capital stock at December 31, 2002				**35,939**	**102,683,613**

Current ownership structure and voting rights

Ownership structure

2002

	Number of shares	%	Number of voting rights	%
Employees (in France and international)				
• Valoptec International Corporate Mutual Fund	5,238,865	5.1	10,477,730	9.5
• Essilor 5 and 7 year Corporate Mutual Funds	2,512,536	2.5	4,272,216	3.9
• Essilor Shareholding Plan	306,447	0.3	306,447	0.3
Public	93,175,120	90.7	94,858,124	86.3
Treasury stock	1,450,645	1.4	--	--
TOTAL	**102,683,613**	**100**	**109,914,517**	**100**

2001*

	Number of shares	%	Number of voting rights	%
Employees (in France and international)				
• Valoptec International Corporate Mutual Fund	5,547,500	5.5	11,095,000	10.2
• Essilor 5 and 7 year Corporate Mutual Funds	2,567,810	2.5	4,337,719	4.0
• Essilor Shareholding Plan	282,517	0.3	282,517	0.3
Public	91,678,064	90.7	92,835,849	85.5
Treasury stock	1,000,000	1.0	--	--
TOTAL	**101,075,891**	**100**	**108,551,085**	**100**

* After 10-for-1 stock-split

2000

	Number of shares	%	Number of voting rights	%
Employees (in France and international)				
• Valoptec International Corporate Mutual Fund	581,892	5.5	1,141,269	10.7
• Essilor 5 and 7 year Corporate Mutual Funds	246,006	2.3	399,292	3.7
• Essilor Shareholding Plan	21,047	0.2	21,047	0.2
Public	9,077,808	85.1	9,156,485	85.4
Treasury stock	741,027	6.9	--	--
TOTAL	**10,667,780**	**100**	**10,718,093**	**100**

To the best of the company's knowledge, no shareholder other than the Valoptec International Corporate Mutual Fund holds 5% or more of the capital stock or voting rights, directly, indirectly or in concert with other shareholders.

Employee share ownership

Essilor employees may become shareholders of the company by acquiring units in various Corporate Mutual Funds. Shares acquired by employees are held in the Valoptec International Corporate Mutual Fund, the Essilor 5 year Corporate Mutual Fund, the Essilor 7 year Corporate Mutual Fund, and the Essilor Shareholding Plan (US plan).
These funds are subject to different rules concerning the minimum investment period and the amount of the matching payments made by the company.

Geographic breakdown of the shareholder base

On January 31, 2003, the company made enquiries of banks and brokers holding at least 80,000 Essilor shares in accounts managed on behalf of clients, under the TPI procedure.
The enquiries enabled the company to identify 46,000 holders of bearer shares, together holding 89% of the capital and 99% of the company's bearer shares.

At that date, French institutional investors held 23% of the capital and 25% of bearer shares, including mutual funds managing 15% of the capital and 16% of bearer shares. Non-resident shareholders held 54% of the capital and 60% of bearer shares.

Shareholder pacts

On May 29, 2001, Essilor International entered into three shareholders' pacts concerning its shareholding in Bacou-Dalloz. Two of the pacts provide for Essilor International to act in concert with other shareholders and the third concerns pre-emptive rights. The pacts are governed by Article 3-3.1 of Chapter III Section 2 of *Commission des Opérations de Bourse* regulation 98-01 and were published in the Official Bulletin on June 15, 2001 by decision no. 201C0689 of the *Conseil des Marchés Financiers* dated June 13, 2001. In 2002, Essilor International signed two addenda to the above pacts. These addenda were published in the Official Bulletin on June 4, 2002 and July 8, 2002 respectively, by decisions no. 202C0624 and n°202C0830 of the *Conseil des Marchés Financiers.*

Market for the company's shares

Essilor shares

Essilor shares are listed on the *Premier Marché* of Euronext Paris SA under Euroclear (Sicovam) code 12 166 and ISIN FR 0000121667. The shares are eligible for the "SRD" deferred settlement service. At December 31, 2002, a total of 102,683,613 common shares with a par value of € 0.35 were issued and outstanding.

Share performance

Source: IDE


Share price (in €)
50
40
30
20
10
2000
2001
2002
2003
Essilor
SBF 120 Index*

* Based on adjusted Essilor share prices

Share prices

(adjusted)*

	Share price (in €)			Number of shares outstanding at December 31	Market capitalization (€ million)
	high	low	closing		
2002	**45.57**	**31.20**	**39.25**	**102,683,613**	**3,975**
2001	35.80	25.00	33.95	101,075,891	3,417
2000	34.78	23.00	34.75	106,113,620	3,667
1999	39.40	27.30	30.80	105,213,290	3,233
1998	41.08	25.70	33.53	101,694,710	3,411

* Adjusted for the 2001 10-for-1 stock-split.

High and low share prices and trading volume

Source Euronext

	Trading volume by number of shares	Trading volume by amount (€ million)	High and Low share prices (in €)	
			High	Low
2001				
October	4,696,265	144.45	32.74	29.68
November	5,572,402	181.21	34.20	29.94
December	3,921,388	129.48	34.48	32.06
2002				
January	3,705,045	123.56	35.70	31.20
February	7,640,004	284.97	38.93	35.10
March	6,212,817	244.19	41.34	37.50
April	8,610,758	374.31	45.57	40.80
May	12,719,151	551.53	45.35	40.00
June	6,882,553	279.90	43.01	37.64
July	8,859,579	339.16	42.49	35.11
August	7,374,981	289.80	40.97	37.01
September	6,793,325	280.03	43.10	38.72
October	9,288,378	383.22	44.20	37.64
November	8,297,667	333.30	41.74	37.61
December	5,242,796	208.46	41.08	37.92
2003				
January	7,453,645	266.20	39.60	33.10
February	7,920,564	261.02	36.19	30.85
March	7,810,864	272.61	37.26	31.34

Dividends

Dividend history (adjusted)*

Dividends for the last five years were as follows:

	Dividends (in €)			
	Net	*Avoir fiscal* tax credit	Total revenue	Paid on
2002	**0.50**	**0.25**	**0.75**	**May 20, 2003**
2001	0.41	0.20	0.61	May 28, 2002
2000	0.39	0.19	0.58	May 21, 2001
1999	0.34	0.17	0.51	June 5, 2000
1998	0.32	0.16	0.48	June 1, 1999

* Adjusted for the 2001 10-for-1 stock-split.

Dividends not claimed within five years are time-barred, in accordance with the law.

Total dividend

Total dividend payouts for the last five years were as follows:

€ million	Net income	Total dividend	Payout ratio (%)
2002	**182**	**51**	**28**
2001	143	41	29
2000	135	39	29
1999	121	36	30
1998	120	33	28

Information about the company's business

General presentation

Background

Essilor was created through the 1971 merger of two companies - Association Fraternelle des Ouvriers Lunetiers, a workers' cooperative specialized in the manufacture of eyewear, subsequently renamed Société des Lunetiers (Essel), and Société Industrielle de Lunetterie et d'Optique Rationnelle (Silor). In 1959, Société des Lunetiers launched the Varilux® lenses patented by the company in 1953. The founder of Silor, Georges Lissac, developed Orma® organic lenses in 1954.

In the 1970s, Essilor was an exporter. A distribution network was gradually set up, first in Europe and the United States, then in Asia.

In the 1980s Essilor became an international company, transfering part of its series lens production to emerging countries. In 1979, the first organic lens plant was opened in the Philippines, going hand in hand with the extension of local distribution bases. In some countries, such as Australia and the Netherlands, Essilor bought out its local distributor, while in other countries, including Japan and Canada, subsidiaries were created.

Over the last twenty years, the company has steadily extended its geographic reach. In the early 1990s, the ophthalmic market was reshaped by a wave of mergers and acquisitions, leading to heightened competition. Essilor, which by then had become the leading player in the market, focused on strengthening its positions through a global strategy. Globalization of manufacturing operations, to take advantage of low production costs in certain countries, was extended to include high value-added lenses.

In 1995, Essilor acquired Gentex Optics, one of the United States' leading manufacturers of polycarbonate lenses. At the same time, Essilor developed its prescription lens business, notably in the United States where several independent laboratories were acquired, including the Omega company in 1996.

Two major partnerships were also established during the last decade. The first, in 1990, was with the U.S.-based PPG company and concerned the production of Transitions® variable-tint lenses. The second, in 1999, was with Japan's Nikon company, leading to the formation of the Nikon Essilor Co Ltd. joint venture. This new company combined Essilor's business interests in Japan, including Japanese marketing rights for the Varilux® brand, with all of Nikon's existing optical ophthalmic businesses, including worldwide marketing rights for Nikon®-brand products in this segment.

In 2000, Essilor sold its contact lens business, putting the finishing touch to its strategic refocus on corrective lenses. In 2001, the company strengthened its presence in the United Kingdom by acquiring the Dollond & Aitchison optical chain's prescription lens laboratories.

Employee share ownership, a founding principle

Essilor's tradition of employee share ownership dates back to the founding of Société Civile Valoptec, which was set up at the same time as Essilor. At the time, Valoptec was the repository for the shares held by all the managers of the new company, representing 50% of Essilor's capital stock. In 1979, an employee stock ownership plan was set up for all French companies, followed by the opening of the Valoptec plan on an international level in the early 1980s. In 1997, the Essilor Shareholding Plan was established in the United States.

Today, Valoptec is an association comprised of employee shareholders committed to participating actively in Essilor's growth momentum. These employees' shares - acquired via the various employee savings mechanisms with matching payments by the company or through stock option plans - are held in various Corporate Mutual Funds or in the form of registered shares.

Valoptec Association is administered by an international Board of Directors made up of representatives of the various regions - France, Europe, Asia and the Americas - and the various employee categories. The association members meet twice a year in General Meeting, taking an active part in Essilor's life, decisions and long-term strategy.

Valoptec Association has three seats on the Board of Directors of Essilor, allowing it to have a say in major decisions affecting the company.

The association helps to cement the corporate culture based on human values and individual initiative. The company's participative management style allows each individual to successfully combine the roles of employee and investor.

Organization of the ophthalmic lens industry

The ophthalmic lens industry is organized around four separate businesses corresponding to the four stages in the products' transformation - raw materials production, series production of lenses, prescription laboratories, and distribution (through opticians, optometrists and optical products retailers).

<table>
<tr><td>Raw materials suppliers</td><td colspan="3">Chemicals and glassmaking companies
PPG, Corning, Schott, etc.</td></tr>
<tr><td>Production</td><td rowspan="2">Integrated manufacturers
Essilor, Hoya, etc.
Prescription laboratories</td><td colspan="2">Other manufacturers
Vision Ease, etc.</td></tr>
<tr><td>Finishing / Distribution</td><td>Independent laboratories</td><td rowspan="2">Integrated optical chains with laboratories
Grandvision, Lenscrafters, etc.</td></tr>
<tr><td>Retailing</td><td colspan="2">Independent opticians
Non-integrated optical chains</td></tr>
<tr><td>End-customer</td><td colspan="3">Consumers</td></tr>
</table>

Raw materials manufacturers include glassmakers, polymerizable thermoset resin manufacturers and injectable thermoplastic resin manufacturers.

Serial lens manufacturers transform these raw materials into finished lenses (single vision lenses) and semi-finished lenses (bifocal, trifocal and progressive lenses).

Prescription laboratories supply lenses to opticians made to the exact specifications of the order. They grind and polish semi-finished lenses and apply tinted, anti-scratch, anti-reflective, anti-smudge and other treatments.

Opticians, optometrists and optical products retail chains advise customers on the choice of lenses, based on the optometrist's or ophthalmologist's prescription, as well as the choice of frames. They transmit the prescription data to the laboratory and receive in return round lenses which are edged, mounted on the frame and adjusted.

The scope of the various players' activities differs from one country to another. In the United States and the United Kingdom, for example, the laboratories mount the lenses in the frame and deliver the eyeglasses to the optician. In other countries, such as France and Germany, the laboratories deliver round lenses to opticians who then adapt them to fit the frame.

The corrective lens market

Around 80% of the information we need is obtained through sight. Good eyesight is therefore essential.

The population

Out of the 6 billion people in the world, it is estimated that around 4 billion - or 65% of the global population - have poor eyesight. However, only one person in five - 22% of the population - currently wears glasses.

In North America, 60% of the population wear glasses, in Europe the proportion is 35%, while in Latin America and the rest of the world the rates are 19% and 16% respectively.

Population growth

Over the next 25 years, the global population is expected to grow at the rate of 1.1% per year.

The number of people over 45 is set to rise by 2.4% per year, reaching 31% of the population in 2025 compared with 23% in 2000.

Population growth combined with the graying of the population will inevitably lead to an increase in sales of ophthalmic lenses, in particular to correct for presbyopia, the natural aging of the eye which diminishes close-up vision.

The ophthalmic lens market

The global ophthalmic lens market is estimated at around 800 to 850 million lenses and some €7 to €8 billion.

Ninety percent of sales are replacement sales, with lenses being replaced every two to three years on average.

The market is growing at the rate of around 1 to 2% per year in volume and 3 to 4% in value.

Segments of the corrective lens market

The corrective lens market breaks down as follows, by segment


14%
Bifocal lenses
75%
Single vision lenses
11%
Progressive lenses

The breakdown by material is as follows


42%
1.5 index organic lenses
36%
Glass lenses
22%
Medium/high index organic lenses and polycarbonate lenses

Essilor in the market

Essilor is currently ranked number 1 in the global corrective lens market, with an estimated market share of 20% based on volumes and 25% in value.

Essilor's organization

Manufacturing facilities

In 2002, Essilor's 18 manufacturing facilities around the globe produced 180 million finished and semi-finished lenses, corresponding to 160,000 different references.

(location, date established)

North America / Latin America	Europe	Asia-Pacific
United States	**Ireland**	**Philippines**
• Saint Petersburg, Florida - 1972	• Ennis - 1991	• Mariveles - 1980
• Carbondale, Pennsylvania - 1995	• Limerick - 1974	• Laguna - 1999
• Dudley, Massachusetts - 1995		
	France	**Thailand**
Mexico	• Dijon - 1972	• Bangkok - 1990
• Chihuahua - 1985	• Ligny en Barrois (Les Battants) - 1959	
		China
Puerto Rico	• Mouy - 1972	• Shanghai - 1997
• Ponce - 1986	• Sézanne - 1974	
		India
Brazil		• Bangalore - 2000
• Manaus - 1989		
		Japan
		• Nikon Essilor plant - Nasu - 1979

Prescription laboratories

The prescription laboratories take delivery of lenses from the plants, which they then grind, polish and coat with surface treatments in order to produce lenses specifically tailored to the eyeglass wearer's needs.

At end-2002, the 163 Essilor prescription laboratories covered virtually all of the world's ophthalmic lens markets:

USA	**75**
Canada	**27**
Europe	**33**
Australia, New Zealand	**14**
Asia	**11**
Latin America	**3**

Many independent laboratories also distribute Essilor products and the products of the Nikon Essilor joint venture, rounding out a network that provides local service for eye care professionals worldwide.

Logistics centers

The 12 Essilor logistics centers receive deliveries of finished and semi-finished lenses and ship them to the distribution subsidiaries and prescription laboratories.

Research and development

In 2002, Essilor devoted the equivalent of 5% of consolidated sales to research and development. Spending on research and development activities represents the equivalent of around 3% of sales and the balance is spent on engineering and technical support.

The 450-strong research team is spread among three R&D centers, with 330 people working at the Saint Maur center in France, 60 in Florida in the United States and around 30 at the Nikon Essilor center in Japan. Some 30 more people work in the R&D departments of Essilor manufacturing facilities and prescription laboratories.

Research and development activities concern both optical properties and materials (lenses and surface treatments), with support provided by the Quality and Projects departments. Essilor also combines its technologies with those of its partners - US-based PPG for photochromic lenses and Japan's Nikon for materials and surface treatments. The R&D department also establishes partnerships with outside research organizations and universities to conduct research into new technologies.

As of end-2002, the company had over 1,500 patents and patent applications in France and abroad, representing slightly more than the year before, with the number of new patents posting a sharp increase over the past few years. This patent portfolio does not include those held by the Transitions and Nikon Essilor joint ventures.

Products

Corrective lenses are a combination of materials, optical designs and treatments.

Materials

Originally, all lenses were made of glass. Today, glass lenses still account for a significant proportion of the global market, especially in the emerging economies. In a major innovation for the corrective lens industry, Essilor developed an organic (or plastic) lens from US-based PPG's CR-39 monomer in the 1960s.

Plastic lenses have become extremely popular in the industrialized world, accounting for 90% of all lens sales in the US and Japan, for example. The emergence of higher-index materials over the last few years has led to the development of even thinner and lighter lenses. In 2001, Essilor launched the 1.67 ultra-high index lens (Stylis® or Thin & Lite®), followed in 2002 by a 1.74 index lens.

Because they have a naturally high index and are unbreakable, polycarbonate lenses have gained market share around the world, especially since Essilor developed a hardening varnish that made them scratch resistant. Polycarbonate lenses already account for over 25% of the North American market, and they are enjoying growth of over 10% a year. Essilor has a strong position in polycarbonate lenses in North America and in Europe, thanks to Airwear®, which offers the best combination in the market for thinness, light weight, sturdiness and scratch resistance.

Optical design

Traditionally, most vision problems have been corrected with single vision lenses or, for presbyopia, bifocals and trifocals. In the 1960s, thanks to Bernard Maitenaz, Essilor developed the Varilux® progressive lens which provides clear vision at all distances.

Essilor is by far the world leader in progressive lenses and has focused heavily on developing them for presbyopia.

With Essilor's latest progressive lens, the Varilux® Panamic®, consumers benefit from a panoramic field of vision. They also adapt to their new lenses extremely quickly, a factor that may prompt more and more people to shift from unifocals and bifocals to progressive lenses.

Surface treatments

Today, a corrective lens is a highly developed and complex product that combines a variety of materials and numerous coatings with specific functions.

Thanks to Essilor, and especially its Crizal® lenses, coatings are now one of the fastest growing segments in the market. For the company, they represent substantial growth potential in the years ahead.

Transitions® variable-tint lenses

A lens that changes color depending on the light is called a photochromic lens. While the process may look easy, it relies on extremely complex technology. To be effective, a variable-tint lens must react quickly to changing light conditions both indoors and outdoors while providing maximum comfort for the wearer in all circumstances.

Essilor and US-based PPG, one of the world's leading chemical firms, developed a particularly sophisticated technology for the Transitions® lens.

The new Next Generation Transitions® lens launched in early 2002 benefits from the latest innovations in photochromic pigments and provides enhanced qualities, offering both faster changes in color and full protection against UVA and UVB rays.

Manufacturing processes

Production of organic lenses

The most common process consists of pouring thermoset resin between two glass molds, polished to match the convex and concave curves of the lens. A joint or adhesive tape is used to seal the mold.

The polymerization phase consists of heating the lens at a specific temperature and for a specific period, according to the type of resin and the lens' mass.

Production of polycarbonate lenses

Polycarbonate is a thermoplastic organic material. The basic material is in the form of granules which are heated to soften them and then injected into molds that are the same shape as the lens.

This technology can be used to produce lenses of all shapes and sizes, simply by using different molds. The lenses may represent finished products or semi-finished products that are then surfaced using similar techniques as those applied to other materials.

Employees

As of December 31, 2002, Essilor had 23,269 employees worldwide, including 1,776 at Transitions Optical Inc. and Nikon Essilor.

Average number of employees


21,475
20,931
22,300
2000
2001
2002

Breakdown by geographic area and by category


20 %
France
39 %
North
America
17 %
Rest of Europe
24 %
Latin America/Asia

Breakdown by category


60 %
Production
9 %
Management
31 %
Supervisory and
administrative

Social report

A corporate social report, produced each year for employees of the parent company, is distributed to all employees and to shareholders at the AGM. It is available on request.

Risks

Market risks

Market risks are managed by Corporate Treasury. The head of Corporate Treasury and Financing reports directly to the Chief Financial Officer, who is a member of the Executive Committee. The company is equipped with Reuter and "Cash Flow Entreprise" software (Reuter Group, formerly Diagram).

Financing

The company's financing policy is designed to ensure that its borrowing needs are met at all times in terms of both amounts and duration. Despite the substantial reduction in net debt in 2002, Essilor set up a new syndicated line of credit in October 2002, expiring in 2007, thereby extending the life of its borrowing facilities while at the same time increasing the amount available.

Borrowings against the company's confirmed facilities (bonds, structured loans) at December 31, 2002 totaled €332 million, initially in euros and at floating rates. At the same date, the company had access to €770 million of undrawn multi-currency facilities.

The loan agreements for the company's various structured loans and syndicated lines of credit include covenants requiring Essilor to meet certain consolidated ratios at all times, mainly debt-to-equity and interest cover ratios. At December 31, 2002, the company was in full compliance with all of these covenants.

The parent company negotiates with its banking partners the facilities required to meet the needs of the business, and refinances the vast majority of its subsidiaries through intercompany loans. When these intercompany loans are in foreign currencies, the currency risk is systematically hedged. At December 31, 2002, foreign currency loans to subsidiaries totaled €269 million, of which €232 million are hedged by cross currency swaps in dollars (maturing at various dates in 2004, 2006 and 2007) and €37 million are hedged by forward contracts.

Interest rate risk

Since substantially all group financing is raised by the parent company, interest rate risks are also managed at parent company level.

The company's interest rate risk management policy consists of protecting positions against the effects of an unfavorable change in interest rates and taking advantage of or locking-in the benefits of favorable rates. At December 31, 2002, interest rates on 55% of drawdowns on confirmed facilities were swapped for fixed rates.

Sensitivity to changes in interest rates at December 31, 2002:

In € million	Overnight to 1 year	1 to 5 years	More than 5 years
Borrowings*	234	182	-
Financial assets	252	0	-
Net position before hedging	(18)	182	-
Hedging instruments	0	182	-
Net position after hedging	(18)	0	-

* Including local facilities and obligations under finance leases (€84 million)

Impact of a 1 point increase or decrease in interest rates: €0.18 million.

Counterparty risk

Temporary cash surpluses are invested in liquid, risk-free treasury instruments. The company does not take any trading positions carrying the risk of a loss of capital.
Cash surpluses are invested for short periods, in short-term products on which the counterparty risk is as low as possible. Essilor invests solely with banks rated investment grade or higher by Moody's and Standard & Poor's.
At December 31, 2002, temporary cash surpluses were invested solely in conventional money market funds.

Currency risk

The company systematically hedges currency risks using appropriate market instruments, including forward and spot purchases and sales of foreign currencies, and purchases of currency options.

The majority of currency risks are managed by the parent company. Currency transactions are subject to pre-determined position limits which are designed to optimize the protection afforded by the hedges.

Currency risks on intercompany and external commercial transactions, dividend payments and royalty payments are systematically hedged based on 80% to 100% of the identified exposure.

Currency risks on financial transactions (purchases and sales of investments, share issues) are managed on a case-by-case basis, according to the degree of certainty that the transaction will take place, using the most appropriate products.

Intercompany commercial transactions (not involving the parent company) which generate a material currency risk are hedged locally by the subsidiary that incurs the exposure, based on the advice of Corporate Treasury. The instruments used are forward and spot purchases and sales of foreign currencies. Here again, 80% to 100% of the identified exposure is hedged.

Position data are reported to Corporate Treasury on a quarterly basis. The company's policy consists of not hedging certain local risks, mainly the risk of a fall in the dollar against the currencies of certain Asian countries (other than Japan) where the company has manufacturing operations. These positions are included in the tables below.

Consolidated currency risk at December 31, 2002

In foreign currency (thousands)

	USD	YEN	SEK	NOK
Assets	30,034	88,000	1,373	2,150
Liabilities	33,848	626,142	0	0
Net position before hedging	(3,814)	(538,142)	1,373	2,150
Hedging instruments	14,635	183,000	0	0
Net position after hedging	10,821	(355,142)	1,373	2,150

Note: this table is a compilation of balance sheet positions in the main operating currencies of consolidated companies at December 31, 2002. The amounts shown for each currency include positions against the euro and also against various other currencies. Risk trends may vary from one currency to another.

Legal risks

To the best of the company's knowledge, Essilor is not involved in any claims, litigation or arbitration proceedings that would be likely to have a material impact on the company's financial position or business.

Environmental risks

Six plants have set up ISO 14001-certified environmental management systems and eight others are in the process of obtaining certification. One plant has set up an OHSAS 18001-certified safety management system and five others are in the process of obtaining certification.

The environmental and safety management systems provide for the implementation of risk analysis procedures, the setting of continuous improvement targets and internal and external audits. All of these procedures serve to ensure that the applicable regulations are strictly adhered to, while also helping to reduce risks and enhance management of their impact.

Essilor has developed its own analysis tools, in order to measure risks on a consistent basis while also assessing each situation according to the type and level of risk involved. In 2002, safety audits were performed by specialist organizations at all French facilities and all manufacturing facilities worldwide.

Technology risks

Dependence on patents, supply contracts, key customers

The company is not dependent on any patents for a significant proportion of its business, and expiry of the patents used by the company would not have a material impact on the business. Similarly, the company is not dependent on any supply contracts, since purchases are spread among a number of suppliers. In addition it is not dependent on key customers, since the 200,000 members of the global optical ophthalmics profession represent potential customers for Essilor products.

Insurance - coverage of risks

Description of insurance cover

Essilor has taken out insurance covering industrial and environmental risks, as well as business interruption and liability insurance.

The levels of cover and insured amounts are tailored to the location and activities of the various facilities.

Insurance programs are based on the results of internal risk analyses and analyses conducted jointly with insurers and other external experts.

Plans to prevent damage to property and personal injuries have been implemented and are regularly upgraded to reduce the probability of an incident occurring and to limit the related consequences.

Directors and officers

Directors and senior management

Members of the Board of Directors

Xavier FONTANET *Age: 54*
- **Chairman and Chief Executive Officer** since May 6, 1996 of Essilor International.
- **11 directorships**:
  Essilor International and its subsidiaries:
  EOA Inc., Transitions Optical Inc.,
  Essilor Laboratories of America Holding Co. Inc.,
  EOA Holding Co. Inc.,
  Shangaï Essilor Optical Company Ltd,
  Transitions Optical Ltd,
  Transitions Optical Holding BV,
  Nikon-Essilor Co. Ltd.

  Other French companies:
  Chantiers Bénéteau, Crédit Agricole SA, L'Oréal.

Philippe ALFROID *Age: 57*
- **Chief Operating Officer of**:
  Essilor International, Bacou-Dalloz.
- **14 directorships**:
  Essilor International and its subsidiaries:
  Abrium, Essidev, EOA Holding Co. Inc., EOA Inc.,
  Essilor Laboratories of America Holding Co. Inc.,
  Shanghaï Essilor Optical Company Ltd, Gentex Optics Inc,
  Omega Optical Holding Inc., VisionWeb Inc.,
  EOA Investment Inc., Christian Dalloz Sunoptics,
  Dalloz Safety, Bacou-Dalloz AB.

  Other French company: Faiveley SA.
- Permanent representative of Essilor International on the Board of Novisia.
- Permanent representative of Bacou-Dalloz on the Board of Dalloz Fall Protection.

Alain ASPECT *Age: 56*
Independent director
- 1 directorship: Essilor International

Michel BESSON *Age: 68*
Independent director
- 2 directorships:
  Essilor International and its subsidiaries: Essilor International, EOA Inc.

Jean BURELLE *Age: 64*
Independent director
- Chairman and Chief Executive Officer of two French companies:
  Burelle SA, Burelle Participations
- 4 directorships:
  Essilor International and its subsidiaries: Essilor International.

  Other French companies: Compagnie Plastic Omnium, SOFIPARC, Compagnie Signature.
- Member of the Supervisory Board of Lapeyre.
- Permanent representative of Burelle SA on the Board of Plastic Omnium Services.
- Chairman of SYCOVEST 1 (*Sicav* investment fund).
- 2 directorships in other French companies:
  SOCEC 2, CERA 2.

Robert COLUCCI *Age: 50*
Director representing employee shareholders (USA)
- 1 directorship: Essilor International.

Gérard COTTET *Age: 71*
- 6 directorships:
  Essilor International and its subsidiaries: Essilor International[(1)], Bacou-Dalloz, EOA Inc., Essilor Suisse SA.

  Other French entities: Association Nationale pour l'Amélioration de la Vue (ASNAV), Association SILMO.
- Legal Manager of two companies: Sarl Gerco, Sarl Tassera.

(1) term expired and non-renewed in 2002

Philippe GERMOND *Age: 46*
Independent director
- 12 directorships:
  Essilor International and its subsidiaries: Essilor International.

  Other French companies: AD 2 ONE*,
  Cegetel group*, Cofira*, E-Brands*, SFR*, Transtel*,
  Vivendi Telecom International*, Vivendi Universal Net*,
  Fondation Vivendi*, Ingenico, Monaco Telecom*.
- Member of the Supervisory Board of Viventures Partners*.
- Permanent representative of the Cegetel group on the Board of: Cegetel la Réunion*, Cegetel*.
- Permanent representative of SFR on the Board of: Cegetel Service*, LTB-R*.
- Chairman and Chief Executive Officer of six companies:
  Vivendi Universal Net*, SFR*, Cegetel group*, Cofira*, Transtel*, Vivendi Telecom International*.

  Chief Operating Officer of Alcatel.

Igor LANDAU *Age: 58*
Independent director
- 5 directorships:
  Essilor International and its subsidiaries: Essilor International.
  Other French companies: C.C.F., Institut pour le Développement Industriel (IDI), Thomson Multimedia, Rhodia*.
- **Chairman of the Management Board of** Aventis.
- **Chairman of the Board of Directors of** Centre Européen d'Education Permanente (CEDEP).

Alain-Claude MATHIEU *Age: 41*
Director representing employee shareholders (France)
- 1 directorship: Essilor International.

Olivier PECOUX *Age: 44*
Independent director
- 3 directorships
  Essilor International and its subsidiaries: Essilor International.
  Other companies: Rothschild Espana, Rothschild Italia.
- **Member of the Supervisory Board of:** Financière Rabelais, Rothschild Gmbh.
- **Managing Partner of:** Rothschild et Cie, Rothschild et Cie Banque.

Bertrand ROY *Age: 47*
Director representing employee shareholders
- 7 directorships:
  Essilor International and its subsidiaries: Essilor International, Transitions Optical Inc*, OLMIL*.
  Other French entities: Association Nationale pour l'Amélioration de la Vue (ASNAV), Association SILMO, EDI Association, GIFO.
- **Chairman of:** Valoptec Association, Valoptec International Corporate Mutual Fund.
- **Chairman,** Chambre Syndicale Verres et Montures
- **Legal Manager:**
  Essilor International and its subsidiaries: VIP.

René THOMAS *Age: 74*
Independent director
- 6 directorships:
  Essilor International and its subsidiaries: Essilor International.
  Other French companies: BNP Intercontinentale, BNP Paribas, Vivendi Universal*, Usinor*, Chargeurs.

* Resigned or non-renewed in the function during 2002

Each director is required to hold 500 shares of the company.

In 2002, the Board of Directors met six times.

Corporate governance

In 1997, Essilor set up various Committees of the Board in accordance with corporate governance rules. The company is committed to improving its corporate governance practices along the lines recommended in the Bouton Report.

Committees of the Board

The Audit Committee, is chaired by René Thomas. The other members are Alain Aspect, Michel Besson, Bertrand Roy and Philippe Alfroid.

The Audit Committee met on September 2, 2002 to review the interim consolidated financial statements, and on January 29, 2003 to review the provisional 2002 consolidated financial statements. Fabienne Lecorvaisier, Vice President, Finance, and the external Auditors attended both of these meetings, to comment on the accounts and answer the Committee's questions.

In addition, René Thomas met with the head of Internal Audit to discuss the various internal audits carried out around the world in 2002, as well as the work of the external Auditors in each of the countries where Essilor has operations.

The Remunerations Committee, is chaired by Jean Burelle. The other members are Michel Besson and René Thomas. The Committee is called on to make recommendations concerning the nomination and compensation of executive directors and the granting of management stock options under shareholder-approved plans. The Committee met twice in 2002.

Each Committee reports to the Board on its activities and recommendations.

Members of the Executive Committee

Xavier Fontanet	Chairman and Chief Executive Officer
Philippe Alfroid	Chief Operating Officer
Bertrand de Limé	Executive Vice-President - Vice-President, Europe
Patrick Bozec**	Vice-President, Scientific and Technical Affairs
Claude Brignon	Vice-President, Operations
Patrick Cherrier	Vice-President, Asia
Didier Lambert	Vice-President, Information Systems
Fabienne Lecorvaisier	Vice President, Finance
Olivier Mathieux	Vice-President, Latin America
Thierry Robin	Vice-President, Strategic Marketing
Hubert Sagnières	President, Essilor of America
Jean-Luc Schuppiser	Vice-President, Research and Development
Henri Vidal	Vice-President, Human Resources
Carol Xueref	Vice-President, Legal Affairs and Group Development

** Retired in early 2003

Directors' interests

The members of the Board of Directors and the members of the Executive Committee together hold less than 0.5% of the company's capital.

Directors' and officers' compensation

In €			
Xavier Fontanet	611,968	Philippe Germond	6,050
Philippe Alfroid	469,187	Igor Landau	3,800
Alain Aspect	7,550	Alain-Claude Mathieu	44,451
Michel Besson	11,300	Olivier Pécoux	8,300
Jean Burelle	9,800	Bertrand Roy	174,273
Robert Colucci	342,007	René Thomas	17,500
Gérard Cottet	3,400		

The above amounts correspond to the gross compensation before payroll taxes and income taxes and, as stipulated by law, include benefits in kind.

Information about stock options

Stock options granted to and exercised by each corporate officer	Number of options granted/exercised	Price (in €)	Expiry date	Plan
Stock subscription or purchase options granted in 2002 to each corporate officer by Essilor International or other Group companies				
Xavier Fontanet	**57,000**	**40.67**	**Nov. 20, 2012**	**Nov. 20, 2002**
Philippe Alfroid	**44,000**	**40.67**	**Nov. 20, 2012**	**Nov. 20, 2002**
Options exercised during 2002				
Xavier Fontanet	**10,000**	**18.980**	**May 6, 2002**	**May 6, 1996**
	3,400	**20.992**	**Nov. 27, 2002**	**Nov. 27, 1996**
Philippe Alfroid	**10,300**	**20.992**	**Nov. 27, 2002**	**Nov. 27, 1996**

Employee incentive plans

Specific employment conditions of employees of the French parent company

Incentive bonus plan

On June 6, 2001, Essilor International S.A. renewed the incentive bonus plan agreement for a period of three years expiring at the end of 2003.

The agreement concerns an incentive bonus plan governed by articles L 441 *et seq* of the French Labor Code.

The calculation formula is designed to provide all employees of the French parent company with an incentive to help improve the company's results and meet budget objectives.

The plan provides employees of the company with an additional, variable remuneration based on the ratio of actual operating income to budgeted operating income. The total amount distributed each year may not exceed 20% of the total amount of gross salaries paid to the persons concerned.

Incentive bonuses are paid to all employees with at least three months' service. 25% of the amount is based on the period of presence during the year and 75% is prorated to the benchmark salary.

Incentive bonuses paid over the last five years were as follows:
2002 - €1,538 thousand for fiscal 2001
2001 - €2,006 thousand for fiscal 2000
2000 - €1,673 thousand for fiscal 1999
1999 - €1,764 thousand for fiscal 1998
1998 - €1,865 thousand for fiscal 1997

Information about stock options

Stock subscription or purchase options granted to and exercised by the ten employees other than officers who received the greatest number of options	Number of options granted/ exercised	Price (in €)	Expiry date	Plan
Total options granted in 2002 by Essilor International or other qualified Group companies to the 10 employees of Essilor and other qualified Group companies who received the greatest number of options	**146,000**	**40.67**	**Nov. 20, 2012**	**Nov. 20, 2002**
Total options exercised in 2002 by the 10 employees of Essilor and other qualified Group companies who exercised the greatest number of options	**191,766**	**22.59**		**Nov. 27, 1996** **Nov. 25, 1998** **Nov. 14, 2001**

Historical data about option plans

1997 - 1999

Plan	03/19/1997	04/30/1997	03/11/1998	06/24/1998	09/16/1998	11/25/1998	11/24/1999
Date of Shareholders' Meeting	June 15, 1992	June 15, 1992	June 16, 1997	June 16, 1997	June 16, 1997	June 16, 1997	June 16, 1997
Date of Board Meeting	March 19, 1997	April 30, 1997	March 11, 1998	June 24, 1998	Sept. 16, 1998	Nov. 25, 1998	Nov. 24, 1999
Type of plan	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription
Total number of shares under option	15,000	23,000	50,000	50,000	10,000	1,313,000	11,000
- Options held by directors	0	0	0	0	0	120,000	0
- Options held by the 10 employees who received the greatest number of options	15,000	23,000	50,000	50,000	10,000	224,000	11,000
Starting date of exercise period	March 19, 1998	April 30, 2002	March 11, 1999	June 24, 1999	Sept. 16, 1999	Nov. 25, 1999	Nov. 24, 2000
Expiry date	March 19, 2003	April 30, 2003	March 11, 2004	June 24, 2004	Sept. 16, 2004	Nov. 25, 2004	Nov. 24, 2005
Exercise price (in €)	22.959	22.989	27.166	37.076	33.234	32.777	27.807
Vesting conditions	1/3 per year from the second year	From April 30, 2004	1/3 per year from the second year	Non residents: 1/3 per year from the second year Residents: from June 24, 2003	1/3 per year from the second year	Non residents: 1/3 per year from the second year Residents: from Nov. 25, 2003	Non residents: 1/3 per year from the second year Residents: from Nov. 24, 2004
Number of options exercised at December 31, 2002	0	830	10,000	0	0	156,132	0
Options canceled	0	20,000	0	0	0	87,500	0
Options outstanding	15,000	2,170	40,000	50,000	10,000	1,069,368	11,000

2000 - 2002

01/26/2000	03/15/2000	09/13/2000	11/15/2000	01/31/2001	11/14/2001	11/14/2001	11/20/2002
June 16, 1997	June 16, 1997	June 16, 1997	June 16, 1997	June 16, 1997	June 16, 1997	Jan. 18, 2001	Jan. 18, 2001
Jan. 26, 2000	March 15, 2000	Sept. 13, 2000	Nov. 15, 2000	Jan. 31, 2001	Nov. 14, 2001	Nov. 14, 2001	Nov. 20, 2002
Subscription	Subscription	Subscription	Subscription	Subscription	Subscription	Purchase	Subscription
142,280	65,000	25,000	141,000	20,000	160,660	670,250	812,580
0	0	0	120,000	0	0	80,000	101,000
18,080	65,000	25,000	21,000	20,000	51,120	115,000	146,000
Jan. 26, 2001	March 15, 2001	Sept. 13, 2004	Nov. 15, 2004	Jan. 31, 2002	Nov. 14, 2002	Nov. 14, 2002	Nov. 20, 2003
Jan. 26, 2006	March 15, 2006	Sept. 13, 2006	Nov. 15, 2006	Jan. 31, 2007	Nov. 14, 2007	Nov. 14, 2011	Nov. 20, 2012
28.800	25.800	31.483	28.763	32.780	31.240	31.240	40.670
Non residents: 1/3 per year from the second year Residents: from Jan. 26, 2005	Non residents: 1/3 per year from the second year Residents: from March 15, 2005	From Sept.13, 2004	From Nov.15, 2004	1/3 per year from the second year	Non residents: 1/3 per year from the second year Residents: from Nov. 14,2005	Non residents: 1/3 per year from the second year Residents: from Nov. 14, 2005	Non residents: 1/3 per year from the second year Residents: from Nov. 20, 2006
4,115	0	0	0	0	474	2,497	0
3,480	0	0	0	0	3,347	5,250	630
134,685	65,000	25,000	141,000	20,000	156,839	662,503	811,950

Persons responsible for the reference document and the audit of the accounts

Name and function of the person responsible for the reference document

Xavier Fontanet, Chairman and Chief Executive Officer

Auditors

Statutory Auditors

PricewaterhouseCoopers Audit
Tour AIG - 34, place des Corolles
92908 PARIS LA DÉFENSE 2 CEDEX
Re-appointed on May 3, 2001 for 6 years

Dauge & Associés
22, avenue de la Grande Armée
75017 PARIS
Re-appointed on May 3, 2001 for 6 years

Fees paid by the company to the auditors and members of their networks
For the year ended December 31, 2002:

	PricewaterhouseCoopers		**Dauge & Associés**	
€ thousand	Amount	%	Amount	%
Audit				
Statutory and contractual audits	1,780	68	222	100
Special engagements	62	2		
Sub-total	**1,842**	**70**	**222**	**100**
Other services				
Legal, tax, employment advice (1)	617	24		
IT services	171	6		
Internal audit services				
Other (specified if > 10% of audit fees)	2	NM		
Sub-total	**790**	**30**		
TOTAL	**2,632**	**100**	**222**	**100**

(1) Fees for work done in foreign subsidiaries

Statements

Statement by the person responsible for the reference document

To the best of my knowledge, the information about Essilor contained in this reference document is correct and includes all the information required by investors to form an opinion on the assets, business, financial position, results and outlook of the company. No information has been omitted that would be likely to alter an investor's opinion.

Paris, April 15, 2003
Xavier Fontanet, Chairman and CEO

Statement by the Auditors

In our capacity as statutory auditors of Essilor International and as required by Commission des Opérations de Bourse regulation COB 98-01, we have examined in accordance with French professional standards the information about the financial position and the historical accounts included in this reference document.
This reference document is the responsibility of the Chairman of the Board of Directors. Our responsibility is to express an opinion on the fairness of the information about the financial position and the accounts contained in this reference document.
Our procedures, which were performed in accordance with French professional standards, consisted of assessing the fairness of the information about the financial position and the accounts and verifying that this information agrees with the audited financial statements, reading the other information contained in the reference document in order to identify any material inconsistencies with the information about the financial position and the accounts, and reporting any manifestly incorrect information that came to our attention, based on our overall knowledge of the company, as acquired during our audit. This reference document does not include any forward-looking information determined on a structure basis.
We have audited the financial statements of the company and the consolidated financial statements for the years ended December 31, 1997, 1998, 1999, 2000, 2001 and 2002, as approved by the Board of Directors. Our audits were performed in accordance with auditing standards generally accepted in France. Our reports on these consolidated financial statements were free of any qualification or emphasis of matter.
Based on the procedures described above, we have nothing to report with respect to the fairness of the information about the financial position and the historical financial statements contained in this reference document.

Paris, April 15, 2003

The Statutory Auditors

PricewaterhouseCoopers Audit
Liliane Tellier

Cabinet Dauge et Associés
Gérard Dauge Philippe Tissier

Members of Compagnie Régionale de Paris

Information policy

Person responsible for information

Véronique Gillet
Vice President, Investor Relations and Communications
Essilor International
147, rue de Paris
94227 Charenton-le-Pont Cedex, France
Tel. +33 (0)1 49 77 42 16 - Fax +33 (0)1 49 77 43 24
invest@essilor.com

Essilor shareholder publications

- **Essilor produces:** a reference document filed with the *Commission des Opérations de Bourse*.
- **Essilor publishes:** financial announcements in the press where widespread publication of reliable information is considered appropriate.
- **Essilor distributes** press releases to all news media that follow the company.

All of these documents are available on request and can be downloaded from the website www.essilor.com.

2003 financial calendar

1st quarter 2003 sales announcement	April 24 (morning)
1st half 2003 sales announcement	July 23 (morning)
1st half 2003 results announcement	September 10 (close of business)
3rd quarter 2003 sales announcement	October 23 (morning)

Produced by the Investor Relations Department
Concept/Design: Skipper Communication | Art Director: ●D●O | Production: HMS Publications
Photos: Gilles Philippot, Adri Berger, Inden/Zefa - A. Parker/Option Photo, Essilor photo library, Robin Photo Design, Sipa Image, X... | English adaptation: ICC (Paris)

ESSILOR INTERNATIONAL
Compagnie Générale d'Optique
147, rue de Paris
94227 Charenton-le-Pont Cedex
France
Tel: +33 (0) 1 49 77 42 24 - Fax: +33 (0) 1 49 77 44 20

www.essilor.com

A French corporation with fully paid-up capital of €35,939,264.55 – Registered under the number B 712 049 618 in Créteil, France



Essilor in 2002



ESSILOR

rective lenses

of the world market

23,000 employees

enters

ed States.

More than 100 distribution subsidiaries in 54 countries



No.1 worldwide in cor

in Europe,
North America,
Latin America
and Asia
No.3 in Japan

25% share

18 plants

razil, China, France, India,
oland, Japan, Mexico,
hilippines, Puerto Rico, Thailand,
nited States.

Australia, Austria, Brazil, Canada, China, Finland, France, Germany, Hong Kong, India, Indonesia, Italy, Japan, Malaysia, Mexico, Norway, Netherlands, New Zealand, Philippines, Poland, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland, United Kingdom, United States.

165 laboratories

3 R&D

France, Japan, U



Rx
Rx
Plants
Prescription laboratories
R&D centers
Distribution subsidiaries



Contents

Putting vision into focus

Every day, all over the world, Essilor's 23,000 employees strive to bring you clear vision from afar, from up close, on the edges, and in the center.

Because vision is a vital necessity, just like health. Did you know that vision brings us 80% of the information we need?

Your vision is so important – in our view – that we have 450 research scientists working full-time on it. For you, they invent the materials that make your lenses lighter and thinner, the treatments that protect your lenses and your eyes, and the optical surfaces that give you the sharpest vision possible.

From single vision lenses to progressives, Essilor develops the lenses that allow people around the world with presbyopia, myopia, hypermetropia, and astigmatism to regain perfect vision.

And that's been our mission for over thirty years.

After the successes of 2001, 2002 was a very good year for Essilor, which broke its records for sales, profits, and market share. But all these achievements fit into a very long-term pattern, and that is surely the most important point. Annual growth in net earnings per share – the key performance indicator – has been rising steadily, from 8.8% per year in the past fifteen years to 23.7% per year in the past ten.

Our results in 2002 were the fruit of both our long-term strategies and our daily initiatives. If 2002 was a record year for us, it's because we met all our challenges – and also because all the Essilor people, whatever their positions or responsibilities, have contributed effectively to the progress and prosperity of the entire enterprise. Everything went well and, most unusually, all the challenges we set for ourselves were met at the same time – as shown by the launches of new generations of Transitions® photochromic lenses and progressive lenses.

Beyond these successes, the improvement in our operating income, year after year, reflects our steady, far-reaching efforts. The profitability of our U.S. operations converged toward the consolidated average, driving up our overall performance. Europe did better than expected despite more aggressive competition. Thanks to Japan – where our partnership with Nikon is yielding results – and Australia, the Asia-Pacific region is contributing to present profits while offering substantial growth potential for the future. Latin America has performed satisfactorily amid adverse business conditions.

A single business, powered by comprehensive expertise and global reach

The successes of 2002 have, once again, validated Essilor's approach: a clear strategy, focused on continuity and the long term. Our core principle is to concentrate on a single business – ophthalmic lenses – and specifically on lenses with the highest technological components built in. That's why our abiding priority remains research. We spend more on research in absolute terms and as a percentage of revenues than our competitors, and our results in 2002 demonstrate the wisdom of this choice.

While we've chosen to engage in a single business, our strategy also consists in broadening our operations to the entire world. Essilor is the global leader, and we want to enhance this competitive advantage, most notably by improving our positions in geographic areas where we're not yet number one. We have the will and the financial resources to resume a more active acquisition policy that will augment our technical capabilities and, most importantly, our global reach.



Philippe Alfroid
Chief Operating Officer

"At Essilor, we put the customer at the heart of our business. We work hard to find out what our customers really want and to anticipate their needs."

Strong long-term growth potential in Asia

The joint venture set up in South Korea exemplifies this acquisition and partnership strategy in several ways. First, it will enable us to gain substantial market share in the last major country where we did not have a presence. At the same time, we are opening a second sales channel into China. Third, Essilor is harnessing the talents of a brilliant, hard-working team that will contribute to our growing internationalization, particularly in Asia.

We see Asia as an extremely promising growth region for two main reasons: it has a dense population overall in which the percentage of corrective lens users is still small, and in China and India there are nearly 150 million people with sufficient income to become customers for our high-tech lenses.

What use is our leadership position if it doesn't bring us even closer to our customers?

At Essilor, we put the customer at the heart of our business. We work hard to find out what our customers really want and to anticipate their needs. That's precisely the philosophy of our R&D team, whose Physiological Optics Department studies product ergonomics and user behavior. No other company in our industry has a comparable facility.
Because modern ophthalmic lenses have such advanced technological components built in, this customer-oriented approach would not be possible if it were not underpinned by a privileged partnership with eye care professionals. Opticians, optometrists, and ophthalmologists are essential intermediaries for explaining the specific features and advantages of our lenses to the public.

Corporate governance and sustainable development

Our culture is based on continuity, steady progress and cooperation, so we have naturally subscribed to the principles of corporate governance and sustainable development. We are committed to providing continuous, clear information to all our constituencies. Our Board of Directors, which is extensively involved in defining and implementing Essilor strategy, comprises a majority of independent members.
Essilor has always practiced sustainable growth, well before the term was coined. There's a simple reason for this: having set out to make high-quality products, we've long been applying certification procedures at our production facilities. Also, we learned years ago how to conserve inputs at our Asian plants, in areas where energy and water are scarce commodities. The entire company has benefited from these experiences.
We have appointed a Director with special responsibility in this field. His task will be to ensure that, in all the countries where Essilor operates, our corporate behavior is compatible with our values regarding respect for individuals and personal empowerment. The Director will formalize this approach as a vital, integral part of our business culture.



"The core principle of our strategy is to concentrate on a single business – ophthalmic lenses – and specifically on lenses with the highest technological components built-in."

Xavier Fontanet
Chairman and
Chief Executive Officer

Culture and human capital

As every year, we would like to reassert that one of our greatest sources of pride is to see all Essilor people achieving progress both as individuals and as a group. We have a long-standing commitment to a dynamic human-resources policy based on individual skills, personal performance, and capability for teamwork, and this policy will continue to be implemented through exchanges between our teams around the world. We firmly believe that blending nationalities is one of the keys to Essilor's success, and that our people and our culture are ultimately our strongest assets for facing the future.

Xavier Fontanet | Philippe Alfroid

Essilor Management

> Board of Directors

Xavier Fontanet, Chairman and Chief Executive Officer
Philippe Alfroid, Chief Operating Officer

Independent Directors

Alain Aspect
Michel Besson
Jean Burelle
Philippe Germond
Igor Landau
Olivier Pécoux
René Thomas

Directors representing employee shareholders

Robert M. Colucci (U.S.)
Alain-Claude Mathieu (France)
Bertrand Roy, Chairman of Valoptec Association

> Executive Committee



Xavier Fontanet
Chairman and Chief Executive Officer

Philippe Alfroid
Chief Operating Officer

Bertrand de Limé
Executive Vice-President - Vice-President, Europe

Claude Brignon
Vice-President, Operations

Patrick Cherrier
Vice-President, Asia

Didier Lambert
Vice-President, Information Systems

Fabienne Lecorvaisi
Chief Financial Officer

Founding Chairmen

René Grandperret
Anatole Temkine

Honorary chairmen

Gérard Cottet
Bernard Maitenaz

Information contact

Véronique Gillet
Vice-President, Investor Relations

Essilor has long implemented corporate-governance rules, most notably by providing clear and timely information to shareholders, and by maintaining a majority of independent directors on its Board of Directors. Furthermore, since 1997, Essilor has set up two committees of the Board: an Audit Committee and a Remunerations Committee. In addition to their oversight role, they contribute their expertise and advice to Essilor management.



Olivier Mathieux
Vice-President,
Latin America

Thierry Robin
Vice-President,
Strategic Marketing

Hubert Sagnières
President,
Essilor of America

Jean-Luc Schuppiser
Vice-President,
Research and
Development

Henri Vidal
Vice-President,
Human Resources

Carol Xueref
Vice-President, Legal
Affairs and Corporate
Development



Essilor in 2002

Our discipline... The long distance race.
Neither sudden sprint...
Nor sudden braking.
Our growth is not the fastest...
But we're plowing wide and deep.

30% of Essilor sales are generated by products less than three years old

Organic growth	New products	Net earnings per share
+7%	22	+27.3%

1992-2002: 10 years of growth



900
800
700
600
500
400
300
200
100
0
Net earnings per share
+23.7% per year
Sales
+9.5% per year
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Average annual growth in sales and net earnings per share, 1992-2002





New Variable Tinted Lenses
Protection
for light-sensitive eyes
Essilor Transitions
Next Generation
ESSILOR

Transitions®
Next Generation
launch campaign

2002 in review





Ovation by Essilor
Bifocal Lenses
No intermediate vision, plus a distracting line and image jump.
Trifocal Lenses
Vision not continuous, plus two unsightly lines and double image jump.
Ovation Progressive Lenses
Clear, continuous vision at all distances without annoying lines or image jump.
NO LINES. NO KIDDING.

Communication
leaflet for
Ovation® - U.S.

New products

- Transitions® Next Generation: this fourth generation of Transitions® photochromic (variable-tint) lenses offers enhanced performance and makes this lens the world leader in its category. It is the clearest when clear, the darkest when dark.
- Crizal® Alizé™: new anti-reflective treatment with a particularly effective anti-smudge function. Not only is dirt build-up reduced, but the lens is also much easier to clean.
- Stylis®: a very high index lens (1.67). It is 15% thinner and 25% flatter than a 1.6 index lens.
- Evolis® in Europe / Ovation® in North America: a new progressive lens with worldwide success.
- PhysioTints®: Brown, gray or green, their tint optimizes the vision of natural colors.

2002-2003 highlights

Canada

- Acquisition of Aries Optical Ltd., a prescription laboratory in New Brunswick.

France

- Acquisition of a 51% stake in Jacques Denis, a firm specializing in the mounting of polycarbonate lenses into frames.
- New advertising campaign for Varilux®: "Varilux keeps progressing. You will too."

Germany

- *2003:* acquisition of Rupp und Hubrach, the fifth-largest lens supplier in the German market, by Essilor subsidiary BBGR. Rupp und Hubrach has been distributing BBGR lenses for many years.



Varilux Panamic progressive lenses.
Perfect vision, even on the sides.
Latest innovation from Varilux, the Varilux Panamic progressive lenses are made for people who can't see close-up as well as they could before. Varilux Panamic progressive lenses provide you with an instant and precise focus at any distance even on the sides. So you can feel completely free.
Varilux keeps progressing
You will too
VARILUX

Varilux® Panamic® new advertising campaign



Varilux Panamic.
Immediately comfortable progressive lenses
Varilux Panamic progressive lenses
Perfect vision close-up and far away

Mexico

- Establishment of Essilor Mexico subsidiary after acquisition of Vision Center prescription laboratory in 2000.

Philippines

- Extension from Japan to the Philippines of production of high index 1.67 lenses. After a start-up in 2001, the production build-up continued in 2002 with an improvement in performances and processes.

Poland

- Opening of the country's first Essilor prescription laboratory.

South Korea

- Formation of Essilor Korea Ltd., a joint venture between Essilor and South Korea's Samyung Trading Co. Ltd., the country's number two ophthalmic optics company. South Korea is Asia's second-largest market by value after Japan, thanks to a rich product mix characterized by strong penetration of medium/high index materials and anti-reflective lenses. Sales of progressive lenses have been rising sharply.

United States

- Acquisition of Chicago-based Stereo Optical, specializing in vision-testing equipment for eye care, occupational medicine, and public health professionals. Stereo Optical was incorporated into Essilor Instruments, whose European testing-equipment business is a perfect complement to Stereo Optical's business in North America.
- Acquisition of three prescription laboratories in Phoenix and Tucson, Arizona, and Denver, Colorado, long-standing distributors of the Varilux® and Crizal® brands.
- Start-up of VisionWeb, the Internet platform where Essilor is a founding partner after a two-year test. More than 3,000 eye care professionals have already signed up.
- *2003:* acquisition of Specialty Lens Corp (SLC) in Salt Lake City, Utah. SLC designs and produces polarized prescription solar lenses that eliminate dazzle and glare on flat surfaces such as water and snow. This market segment is enjoying fast growth worldwide.



Sales

€ million


2,138
2,070
1,978
+3.3%
2000
2001
2002
Organic growth: +7%
Currency effects: -4.6%
Change in scope of consolidation: +0.9%

New product launches and the development of high index, polycarbonate, anti-reflective, and progressive lenses have been crucial factors in sales growth. These developments have enhanced the value of the product mix as well.

Key figures


Europe
45.5%
North A
45.4%
Latin America
2.6%
Asia-Pacific
6.5%
2002 sales by market

Essilor's excellent results in 2002 demonstrate, once again, the validity of our strategy, which is enhancing our position in ophthalmic optics around the world. Essilor has increased market share thanks to its focus on high-tech lenses and the breadth of its product lineup.

Operating income and net income

€ million


274
311
341
+9.7%
135.4
142.6
182.4
+27.9%
2000
2001
2002

Operating income
Net income after minority interests



Operating margin



2,138
+3.3%
2,070
1,978
15.9%
15%
13.9%
2000
2001
2002

☐ Sales (€ million)
☐ Operating margin (% of sales)

In 2002, Essilor's operating margin hit a record high of 15.9%, exceeding the initial target. This new increase is due to the enhanced value of the product mix, further company-wide productivity gains, and improved profitability in individual regions.



Europe
Asia-Pacific
Latin America
+7.5%
+10.5%
+12%
2002 sales growth by market (like-for-like)

Cash flow



335
+17.1%
273
286
13.8%
13.8%
15.7%
2000
2001
2002

Cash flow ☐ € million ☐ % of sales

In 2002, cash flow rose 17.1%, enabling Essilor to finance its plant and equipment investments and its acquisitions, as well as reduce its debt.

Net debt € million



466
44%
321
27%
163
13%
-49.2%
2000
2001
2002

☐ Net debt ☐ Net debt / Equity

Essilor's debt was divided by nearly three between end-2000 and end-2002. The company's financial position is very strong.

Net earnings per share and net dividend per share

in €



1.82
+27.3%
1.29
1.43
0.50
+22%
0.39
0.41
2000
2001
2002

☐ Net earnings per share*
☐ Net dividend per share*
*Adjusted for 10-for-1 stock split in 2001

Between end-2000 and end-2002, net earnings per share grew 41%, the net dividend 28.2%.



Essilor shareholders

Most of Essilor' stock is owned by the public. However, the company also has a strong tradition of employee shareholding, which dates from its foundation. Employees are the single largest shareholder group in terms of the number of shares and number of votes (14%), as double voting rights are attributed to all fully paid-up shares registered in the name of the same holder for at least two years.

Our end of January 2003 survey on bearer shares found that non-French-resident institutional investors account for 54.7% of total public shareholders – a sign of the strong internationalization of Essilor share ownership. French institutional investors own 23% of Essilor shares, and individual investors 13%.

Shareholder information



Treasury stock
1.4%
Employee shareholders
7.9%
Public
90.7%
Share ownership at December 31, 2002



Crizal® advertising campaign - U.S.

In €	2000	2001	**2002**
High	34.78	35.80	**45.57**
Low	23.00	25.00	**31.20**
Close (December 31)	34.75	33.95	**39.25**
Number of shares outstanding (December 31)	106,113,620	101,075,891	**102,683,613**
Market capitalization (million)*	3,667	3,417	**3,975***
Dividend per share	0.39	0.41	**0.50**
Total remuneration per share (dividend + French tax credit)	0.58	0.61	**0.75**
Dividend/Net earnings (December 31)	1.67	1.79	**1.91**

* In 2002, on the basis of market capitalization, Essilor ranked 45th in the SBF 120 index and 72nd in the Euronext 100 index.

Share data

Par value: €0.35
Market listing: Euronext in Paris
Euroclear code: 12166
ISIN code: FR 0000121667
Reuters code: ESSI.PA
Bloomberg code: EF FP

Employee shareholding at Essilor: a founding principle

Employee shareholding is channeled through Valoptec, an association set up in 1972, when Essilor was formed from the merger between Essel and Silor. At the time, Valoptec consolidated the shareholdings of all the managers in the new firm and owned 50% of its capital. Further moves to expand employee shareholdings came in 1979 with the opening of employee share ownership plans in the French business units, in the early 1980s with the opening of Valoptec to employees in the rest of the world, and in 1997, with the start of an employee stock ownership plan in the U.S.

The Valoptec Association is run by an international Board of Directors. The fund's two annual meetings enable employee shareholders to play an active part in Essilor operations, decisions, and long-term strategy. The Valoptec Association takes part in key corporate decisions through the presence of three of its directors on the Essilor Board of Directors. The fund is a concrete illustration of our corporate culture based on human values and the individual entrepreneurial spirit of each employee.


依视美
依视路
6115KHP2-1-271

In China: Shanghai bus advertising for Stylis.

Essilor share, three-year performance

Between January 2000 and December 2002, Essilor shares gained 27% whereas the Paris Stock Exchange fell nearly 50%. In 2002 in particular, Essilor was one of the few listed shares to resist the highly adverse market conditions, thanks to its defensive-stock status. The share price rose almost 16%, in contrast to the 32% loss of the SBF index.


Share price (in €)
50
40
30
20
10
2000
2001
2002
2003
Essilor share
SBF 120 index*

* Index base: adjusted Essilor share price



Portrait of Essilor

We have only one product...
But few products have so many facets.
We are specialized...
But few companies are as global.

More than 50% of the world population needs eyesight correction

Number of Essilor lenses produced in 2002 (million)	R&D expenditures (% of sales)	Number of lens combinations for presbyopes (billion)
180	4%	5

VARILUX®

A byword for progressive lenses since 1959. The fifth-generation Varilux® for presbyopes, Varilux® Panamic®, was released in 2000. It offers total vision freedom, record accommodation speed, and wider panoramic vision.

Nikon

High technology. A familiar name to consumers for its photography know-how, Nikon also offers a complete range of high-tech lenses that are thinner and more transparent.

Airwear®

Polycarbonate lenses. Polycarbonate is a material that exhibits excellent shock resistance. Very light and very thin. Blocks UVA and UVB rays. Scratch-proof thanks to its outstanding hardening coat. Offers unmatched transparency with Crizal®.

Transitions®

Variable-tint lenses. The lens adjusts to the intensity of light by darkening outdoors and lightening indoors. The fourth-generation Transitions® features a higher activation rate of up to 70% in 30 seconds.

Crizal®

Three-in-one system combines smudge-proofing, scratch-proofing, and anti-reflective treatment. The market benchmark for lens treatments.




¿QUIERES VER [sensaciones?]
¿QUIERES VER [emociones?]
¿QUIERES VER [sentimientos?]
Sensaciones, Emociones, Sentimientos...
Los encontrarás a tu lado, a tu alrededor, a lo lejos...
Sólo tienes que mirar
Tus lentes progresivas Varilux® te ofrecen
una visión absoluta a todas las distancias.
PARA QUE NO TE PIERDAS NI UN SOLO DETALLE DE LA VIDA
ESSILOR
Líder mundial
en lentes progresivas
VARILUX®
UNA LENTE ESSILOR

Varilux® advertising campaign in Spain

Essilor products and brands

Consumers expect from their lenses:

- Comfort provided by lightness, transparency, and vision quality.
- Esthetic enhancement thanks to thinness, flatness, and transparency.
- Shock resistance and UV protection.

These benefits are obtained by combining the three dimensions of a lens: material quality, design quality, and treatment quality.

Materials

Lens materials fall into two categories: glass and plastic (organic). Plastic lenses are subdivided into two groups: thermosetting plastics and thermoplastics (polycarbonate).

Benefits: lightness, thinness, transparency, shock resistance, UV protection.

Material	Refraction index	Essilor name
Glass	1.5-1.9	Stigmal®
Plastic	1.5	Orma®
Low and medium indexes	1.56	Ormex®
Polycarbonate	1.59	Airwear®
Plastic	1.6	Thin & Lite® 1.6
High and very high	1.67	Stylis®, Thin & Lite® 1.67
indexes	1.74	NL Σ AS

* The refraction index measures the angle of deviation of light as it travels through the material. The higher the index, the wider the angle. As a result, for a given correction, it is possible to make a thinner lens with a higher index material.

Design

The design or surface imparts the optical correction to the material. Given the infinite number of eyesight corrections, the number of designs is almost infinite.

Benefits: sharpness of vision.

Designs	Description	Correction	Essilor or associated brands
Unifocal or single vision lens	Identical correction regardless of vision distance.	Myopia Hypermetropia Astigmatism	
Bifocal lens	The lens has two separate correction areas. A segment of the lower half corrects for near vision; the rest of the lens corrects for distance vision.	Presbyopia	
Progressive lens	The power varies in a progression from distance vision in the upper part of the lens to near vision in the lower part, with no break in optical continuity. A single pair of glasses enables the user to see at all distances. The most effective correction for presbyopia.	Presbyopia	Varilux® Nikon® Presio i Evolis®/Ovation®



Crizal®
SAVEZ-VOUS

Beauty Eyes® tinted lenses

Advertising campaign for the launch of Airmark® Crizal® in Canada

Treatments

Treatments are integrated into the front and back of the lens to enhance visual comfort and lens protection.

Benefits: improved durability, easy maintenance, visual comfort, eye protection, reduced eyestrain.

Treatment	Description	Essilor Names/Brands
Anti-reflective	Thin integrated layer that eliminates light reflections on lenses. Improves esthetics as well as sharpness of vision (night vision) and contrast sensitivity.	Crizal® Trio® RFNP®
Scratch-proofing	Hardening coat that protects lens against scratches.	Supra® Orma® Junior
Smudge-proofing	Water-repellent top coat that prevents dirt deposits on the lens and makes it easier to clean.	Alizé®
Photochromism	In-depth treatment that enables lens to darken in brighter light and becomes clear in shade.	Transitions®
UV protection	Treatment that provides greater eye protection from UVA and UVB rays, which are harmful for the crystalline lens, retina, and other parts of the eye.	UVX UV-max
Polarization	Lens that incorporates a filter that removes glare and dazzle caused by light reflections on flat surfaces (water, roads, snow).	
Tinting	Tinted lens for esthetic effect and for reducing sun glare.	Beauty Eyes® PhysioTints®



The market by volume

Characteristics:

- 800-850 million lenses per year
- €7-8 billion in sales
- estimated annual growth: 1-2%
- lens replacement frequency: 2-3 years

Of the world's over 6 billion inhabitants, an estimated 4 billion or so need eyesight correction. At present, however, only 22% of the world population has access to correction. The most advanced region is North America. Two other regions, Asia and Latin America, are closing the gap and should thus offer the brightest prospects for medium-term growth.

The corrective lens market


60%
35%
19%
15.5%
16%
Potential market-volume growth

- Total population per region
- Eyesight correction needs
- Corrective lenses wearers

Lenses with high value-added content account for a growing share of the ophthalmic lens market. This market structure is beneficial to Essilor, which has long concentrated on these lens segments and has won commanding positions in them.


Novas
Lentes Stylis 1,67
Agora,
tecnologia tem estilo.
Em comparação com as lentes 1,60,
as Lentes Stylis 1,67 são:
15% mais finas;
25% mais planas;
12% mais leves.
ESSILOR

Stylis® advertising campaign in Brazil

The market by value

Expanding segments

Not all optical lens markets are growing at the same pace. Total market value is rising by about 3-4% a year, but the fastest growth is expected in polycarbonate lenses and high index lenses. Essilor is the market leader in the first group and – thanks to its partnership with Nikon – in the second. Growth projections are also high for progressive, anti-reflective, and photochromic lenses. Essilor is number one in all three categories.

Materials: polycarbonate and high index

The substitution of plastic lenses for glass lenses is an inexorable trend that Essilor has largely anticipated. Glass lenses are on the verge of disappearing in the most developed countries, including the U.S., Japan, the U.K., and France where they account for less than 20% of the total. A related development is the expanding market share of polycarbonate and high index materials, whose average annual growth rate is estimated at more than 10%.

Design: progressive lenses

Presbyopia can be corrected with different types of lenses, including single vision and bi/trifocals, but the most effective is the progressive lens. With an average annual growth rate of about 8%, progressives have already captured a 42% share of the multifocal lens market (bi/trifocals + progressives). Most significantly, they are gaining ground on bi/trifocals, whose share is in steady decline.


ens market breakdown by material (in volume terms)
lenses
Plastic lenses, medium-high indexes and polycarbonate
22%
Plastic lenses,
index


Progressive lenses as % of multifocal lenses
Japan 95%
Western Europe 70%
Canada 55%
United States 44%
Latin America 37%
Asia-Pacific 24%

Treatments: anti-reflection

The world market share of anti-reflective lenses averages 34%. However, this figure conceals sharp disparities between countries. The leader is Japan, where nearly all lenses are sold with anti-reflective treatment. A sure source of value added, anti-reflective treatment is on a fast growth track, most notably in the U.S. where its market share is expanding every year. The future annual world growth rate for anti-reflective lenses is estimated at over 8%.

Anti-reflective lenses as share of total lenses


Latin America under 10%
United States 17%
Canada 33%
Western Europe 45%
Asia-Pacific 55%
Japan 98%



Beauty Eyes® tinted lenses



Market dynamics

The organization of the world ophthalmic lens market


Chemical and glass producers
Production of raw materials
Series-produced lenses
Manufacturers of finished and semi-finished lenses
Essilor
Manufacturers of finished and semi-finished lenses with integrated finishing laboratories
Essilor
Prescription lenses
Independent laboratories
Edging, mounting
Integrated chain stores with laboratories
Retail distribution
Retailers without finishing laboratories
Consumer

Essilor operations and organization



Finished lenses
• Lenses to correct myopia and hypermetropia (single vision)
• Lenses to correct astigmatism
• Finishing of both sides of the lens and additional treatments (anti-reflective, variable tint, etc.) are performed at the plant
Semi-finished lenses
• Lenses to correct presbyopia (progressives, bi/trifocals)
• Lenses to correct astigmatism
• The front side is entirely finished at the plant; back finishing and treatments are performed in a laboratory
Plants
• Mass production of finished and semi-finished lenses
• 180 million lenses in 2002
• 2 major methods: casting (thermosetting lenses) and injection (thermoplastic lenses)
Priorities
Competitiveness and mastering the logistics of small production runs.
Logistics
Laboratories
Distribution centers
• Acceptance of finished and semi-finished lenses and forwarding to distribution subsidiaries and laboratories
• 12 Essilor centers worldwide: Asia (6), Europe (2), North America (2), Latin America (2)
Priorities
Service to vision professionals via management of global lens flows (planning, production, and shipping).
Retail stores
• 200,000 points of sale around the world
• Independent opticians and optometrists, ophthalmologists, cooperatives, optical chain stores, central purchasing offices.
• Customized lens surfacing and finishing
• 180,000 lenses a day in 2002
• Methods: surfacing the back of a semi-finished lens to the wearer's correction specifications and/or adding treatments (smudge-proofing, anti-reflective, variable tint, etc.)
Priorities
Quality, service, and speed.



The human values we share

One of the values that have forged Essilor's positive reputation as an employer around the world is our abiding belief in our employees as the key to our success. Essilor's human commitment is reflected in our pursuit of strong, steady progress that fosters individual responsibility and relies on personal development potential. We express this commitment in tangible form through our expenditures on training. We see this as a vital necessity for the ongoing improvement of our corporate performance through the continuous enhancement of employee skills and competencies.

In all the countries where Essilor operates, we make sure that our subsidiaries comply with the fundamental conventions of the International Labor Organization, in particular those concerning the freedom of association and the recognition of the right to collective bargaining, the abolition of all forms of forced labor, the elimination of child labor, and the elimination of workplace and occupational discrimination.

Environmental and social policy


Workforce by geographic area
Other European countries
17%
Latin America/Asia
24%
North America
39%
France
20%



Essilor operations foster regional development and improve local living conditions. We listen to and dialogue with our employees so we can identify their key concerns. This enables us to implement agreements and action plans tailored to the specific local context such as:

- Partial financing of transportation expenses by the company.
- Subsidized company restaurants in most of our business units.
- Special attention to drinking water and general hygiene issues.
- Presence of occupational medicine services, infirmaries or healthcare units.
- Provision of adequate insurance coverage.
- Safety training (OHSAS 18001 certification obtained in China in 2002).
- Steady increase (significant in certain countries) in women in the workforce thanks to successful programs to foster gradual shifts in local attitudes.
- Sponsorship and funding of local sports activities.
- Organization of various social activities to celebrate specific events.

In the less developed countries, Essilor's drive to help persons with disabilities enter the workplace is often hampered by the lack of suitable channels for hiring potential applicants. Nevertheless, in 2002, Essilor added several dozen people with disabilities to its existing local workforces.

For Essilor, safety in the workplace is a priority that expresses our values regarding respect for individuals and risk prevention for all employees in all countries. Therefore, every security procedure adopted for a process (or machine) at one of our facilities is adopted in identical form for all similar processes (or machines) in the rest of the world.

Consolidating our environmental protection programs

Very early on, Essilor voluntarily undertook to determine the exact potential or actual impact – however slight – of its operations on the environment.



Our main priorities in this area are to reduce energy and water consumption, improve waste management and recovery, pursue our steady efforts to cut gas emissions and, of course, continue our environmental communication and education programs for our workforce.

As part of our ISO 14001 certification drive, we are curtailing the impact of our business on biological equilibrium, natural habitats, and protected animal and plant species in situations where environmental analysis has revealed the existence of a risk, however small. Despite the minimal probability of occurrence, in addition, every Essilor facility has drawn up contingency plans to cope with pollution accidents. Two new locations in France, Dijon and Sézanne, have won ISO 14001 certification.

In 2002, Essilor published a "Project Hygiene, Safety and Environment Guide" that spells out basic principles such as prevention and control of industrial hazards and pollution. Essilor maintains a central Hygiene, Safety, and Environment Department with a worldwide network of local correspondents. All facilities are audited at least once a year.

Civic and societal action programs

A number of Essilor departments, units, and subsidiaries donate to non-profit groups, schools, training organizations, and entities involved in research on improving eyesight, preserving eye integrity, health, and safety, preventing eye disease, combating blindness, and assisting the blind or visually impaired. In some emerging countries, Essilor's civic action often ranges beyond the scope of its business operations, in order to provide solutions better suited to the real needs of the local population.

- Initiatives to educate eye care professionals: Varilux® Academy in Asia - Varilux® University in Europe - Essilor Academy in the U.S.
- Support for many non-profit groups and non-governmental organizations:
  Helen Keller International Foundation (U.S.) - Virlanie Association (Philippines) - Association Valentin Haüy (France) - Fédération des Aveugles et Handicapés Visuels de France - Special Olympics Organization (International) - Prevent Blindness America (U.S.)
- Supplier of ophthalmic lenses, testing equipment, lens-cutting and lens-mounting equipment for the Childsight® program (U.S.), and the Special Olympics-Lions Clubs International Opening Eyes™ Program (International).



Income statement

at December 31, 2002



Illustration from Varilux® advertising in the U.S. trade press


feel the sun
eye protection by Essilor
ESSILOR

Advertising campaign for sun lenses in the Netherlands

€ thousand

	2002	2001	2000
Sales	**2,138,269**	2,070,379	1,978,418
Production transferred to inventory	**41,065**	390	10,613
Production of assets for own use	**37,458**	22,286	31,102
PRODUCTION	**2,216,792**	2,093,055	2,020,133
Purchases of materials and change in inventory	**466,234**	425,321	419,418
Other purchases	**502,144**	470,391	480,790
ADDED VALUE	**1,248,414**	1,197,343	1,119,925
Taxes, other than income tax	**35,127**	41,425	32,448
Personnel expenses	**738,175**	723,213	698,198
GROSS OPERATING INCOME	**475,112**	432,705	389,279
Depreciation, amortization and provisions, net	**(127,515)**	(117,597)	(109,306)
Other income (expenses), net	**(7,015)**	(4,509)	(5,903)
OPERATING INCOME	**340,582**	310,599	274,070
NET INTEREST EXPENSE	**(36,670)**	(48,298)	(41,296)
NON-OPERATING EXPENSE, NET	**(26,183)**	(29,007)	(9,489)
PRE-TAX INCOME AFTER NON-OPERATING ITEMS	**277,729**	233,294	223,285
Corporate income tax	**78,289**	69,218	62,464
NET INCOME OF FULLY CONSOLIDATED COMPANIES	**199,440**	164,076	160,821
Net income of companies accounted for by the equity method	**6,637**	2,647	3,735
Amortization of goodwill	**23,670**	23,927	28,450
Minority interests	**54**	220	666
NET INCOME	**182,353**	142,576	135,440



Balance sheet

at December 31, 2002

ASSETS € thousand

	2002	2001	2000
Intangible assets	**124,667**	132,389	120,829
Goodwill	**292,008**	356,767	399,447
Property, plant and equipment	**526,626**	572,026	572,184
FIXED ASSETS, NET	**943,301**	1,061,182	1,092,460
Investments in companies accounted for by the equity method	**94,616**	77,315	67,207
Other long-term investments	**50,176**	60,328	44,623
OTHER NON-CURRENT ASSETS	**144,792**	137,643	111,830
Inventories and work in progress	**325,239**	348,386	351,273
Advance payments to suppliers	**8,250**	10,135	7,551
Operating receivables	**395,735**	399,795	374,759
Deferred tax assets	**43,515**	54,893	51,106
Other receivables	**26,830**	27,204	10,406
Capital subscribed, called, unpaid			2,225
Marketable securities	**189,483**	22,131	53,720
Cash	**62,978**	73,987	58,115
Prepayments and other assets	**13,955**	11,377	14,607
CURRENT ASSETS	**1,065,985**	947,908	923,762
Deferred charges	**3,712**	2,665	2,827
TOTAL ASSETS	**2,157,790**	2,149,398	2,130,878

LIABILITIES AND SHAREHOLDERS' EQUITY € thousand

	2002	2001	2000
Capital stock	**35,939**	35,377	32,399
Additional paid-in capital	**189,674**	149,888	308,119
Reserves	**892,486**	795,895	703,078
Treasury stock	**(45,212)**	(27,498)	(204,961)
Cumulative translation adjustment	**(42,817)**	111,127	72,764
Net income	**182,353**	142,576	135,441
SHAREHOLDERS' EQUITY	**1,212,423**	1,207,365	1,046,840
Minority interests	**1,728**	1,724	773
Minority interests in income	**54**	220	666
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS	**1,214,205**	1,209,309	1,048,279
Provisions for pensions and other post-retirement benefits	**53,386**	49,190	45,338
Provisions for contingencies and charges	**40,166**	30,195	31,218
TOTAL PROVISIONS	**93,552**	79,385	76,556
Borrowings	**415,551**	417,421	578,114
Advances and deposits received from customers	**3,523**	3,484	4,016
Operating liabilities	**397,044**	395,344	357,611
Miscellaneous liabilities	**31,247**	42,245	64,182
Deferred income	**2,668**	2,210	2,124
TOTAL LIABILITIES	**850,033**	860,704	1,006,047
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,157,790**	2,149,398	2,130,882

Essilor is the sole source for all information in this document.

All financial and legal information for Essilor shareholders can be found in the reference document filed with the *Commission des Opérations de Bourse*, which is available on request at our head office or can be downloaded from our www.essilor.com website.

Corporate Information
Shareholder Information
Investor and
Media Relations

Essilor International
147 rue de Paris
94227 Charenton-le-Pont Cedex
France
Contact: Véronique Gillet
Tel: +33 (0) 1 49 77 42 16
Fax: +33 (0) 1 49 77 43 24
e-mail: invest@essilor.com

Website
www.essilor.com

Trade Press and Product Information

France
Essilor France
Contact: Chantal Bruet
Tel: +33 (0) 1 41 78 75 13
Fax: +33 (0) 1 41 78 75 19
bruetc@essilor.fr

United States
Essilor of America
Contact: Cynthia Lee-Ryden
Tel: +1 214 496 4883
Fax: +1 972 241 8601
cryden@essilorusa.com

2003 publication schedule

1st quarter 2003 sales announcement: April 24
Annual shareholder's meeting: May 16
1st half 2003 sales announcement: July 23
1st half 2003 results announcement: September 10
3rd quarter 2003 sales announcement: October 23

Produced by the Investor Relations Department

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Photos: Gilles Philippot, Sipa Image, Super Stock/Jiang Jin, Digital Vision/Triangle, Adri Berger, Chrisma Lan, Inden/Zefa-A. Parker/Option Photo, Robin Photo Design, Photothèque Groupe Essilor, X...

ESSILOR

ESSILOR INTERNATIONAL
Compagnie Générale d'Optique
147, rue de Paris
94227 Charenton-le-Pont Cedex
France
Tel: +33 (0) 1 49 77 42 24 - Fax: +33 (0) 1 49 77 44 20

www.essilor.com